HellerEhrman


03029421

August 18, 2003

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200



The Office of International Corporate
Finance
Securities and Exchange Commission
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's joint announcement regarding unconditional cash offer by Kingsway SW Securities Limited on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options; delay in despatch of the offeree

dlw 8/25

document, extension of the offer period and mandatory offer becoming unconditional, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on August 12, 2003;

(2) The Company's circular regarding refreshing of the 10% limit on grant of options under the share option scheme, general mandates to issue shares and to repurchase securities, and expiry of subscription rights attaching to the 2003 warrants, dated July 29, 2003;

(3) The Company's circular regarding possible discloseable transaction in connection with a mandatory conditional cash offer, dated July 29, 2003;

(4) The company's circular regarding Mandatory conditional cash offer by Kingsway SW Securities Limited on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options, dated July 29, 2003;

(5) The Company's announcement regarding expiry of subscription rights attaching to the 2003 warrants, dated July 28, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on July 29, 2003;

(6) The Company's joint announcement regarding despatch of offer document, Mandatory conditional cash offer by Kingsway SW Securities Limited on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options, dated July 28, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on July 29, 2003;

(7) The Company's announcement regarding results for the year ended March 31st, 2003, dated July 21, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on July 22, 2003;

(8) The Company's annual report 2003, dated July 21, 2003;

(9) The Company's joint announcement regarding possible discloseable transaction for ITC Corporation Limited, Hanny Holdings Limited and Paul Y - ITC Construction Holdings Limited; Mandatory conditional cash offer and increase in offer price by Kingsway SW Securities Limited on behalf of the offerors, each being indirect wholly-owned subsidiary of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options, dated July 21, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on July 22, 2003; and

(10) The Company's joint announcement regarding possible discloseable transaction for ITC Corporation Limited, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited; Voluntary conditional cash offer by Kingsway SW Securities Limited on behalf of the Offerors, each being indirect wholly-owned subsidiary of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options, dated July 8, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on July 9, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

HellerEhrman

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enc.

c.c. Paul Y - ITC

22105\0001\35SEC.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

+852 2372 0641





HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Unconditional cash offer by





Kingsway SW Securities Limited
on behalf of Calisan Developments Limited and Well Orient Limited,
each being indirect wholly-owned subsidiary of
Paul Y. - ITC Construction Holdings Limited and
Hanny Holdings Limited respectively,
to acquire all the issued China Strategic Shares and
outstanding China Strategic Warrants, other than the China Strategic Shares
and China Strategic Warrants presently owned by the Offerors
and parties acting in concert with them,
and to cancel all outstanding China Strategic Options

Delay in despatch of the Offeree Document, extension of the Offer Period and mandatory offer becoming unconditional

Financial Adviser to Hanny Holdings Limited and
Paul Y. - ITC Construction Holdings Limited



Kingsway Capital Limited

Independent financial adviser to the Independent Board Committee



First Shanghai Capital Limited

Extension of time for despatch of the Offeree Document

The Offeree Document, which contains, inter alia, letter from the China Strategic Board, letters from the Independent Board Committee and First Shanghai Capital Limited, the independent financial adviser to the Independent Board Committee, in respect of the Offers, was originally expected to be despatched on or before 12 August 2003.

As China Strategic needs more time to finalise the financial figures to be disclosed in the Offeree Document, the Offeree Document is now expected to be despatched on or before 26 August 2003.

The Offers have become unconditional

The Offers have become unconditional on 11 August 2003 and will remain open for acceptance for not less than 14 days after the despatch of the Offeree Document which is expected to be despatched on or before 26 August 2003. Further announcement in relation to the Offer Period will be made in due course.

Reference is made to the joint announcements issued by ITC Corporation, Paul Y. - ITC, Hanny and China Strategic on 8 July 2003 and 21 July 2003, and the offer document ("Offer Document") issued by Paul Y. - ITC and Hanny on 29 July 2003. Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless otherwise defined.

Extension of time for the despatch of the Offeree Document

Following the despatch of the Offer Document to the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder on 29 July 2003, pursuant to Rule 8.4 of the Takeovers Code, the Offeree Document regarding the Offers is required to be despatched by China Strategic to the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder within 14 days of the date of issue of the Offer Document.

As China Strategic needs more time to finalise the financial figures to be disclosed in the Offeree Document, the Offeree Document will therefore not be available for despatch to the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder on or before 12 August 2003.

Accordingly, with the consent of Calisan Developments Limited and Well Orient Limited, China Strategic has applied to the Executive for an extension of time for despatch of the Offeree Document to on or before 26 August 2003.

The Offeree Document, which contains, inter alia, letter from the China Strategic Board, letters from the Independent Board Committee and First Shanghai Capital Limited, the independent financial adviser to the Independent Board Committee, in respect of the Offers, is now expected to be despatched on or before 26 August 2003.

The Offers have become unconditional

The respective board of directors of Hanny and Paul Y. - ITC are pleased to announce that as at the close of business on 11 August 2003, valid acceptances of the Share Offer in respect of 77,510 China Strategic Shares, representing approximately 0.0093% of the voting rights in China Strategic, have been accepted and a total of 211,845,000 China Strategic Shares, representing approximately 25.48% of the voting rights in China Strategic, have been acquired during the Offer Period through market purchases jointly by the Offerors (49,665,000 China Strategic Shares were acquired before the posting of the Offer Document on 29 July 2003 and 161,680,000 China Strategic Shares were acquired after the posting of the Offer Document on 29 July 2003).

In addition to 242,010,000 China Strategic Shares, representing approximately 29.18% of the voting rights in China Strategic, already held by the Offerors and their concert parties before the commencement of the Offers, the Offerors and their concert parties, as at the date of this announcement, hold 453,432,510 China Strategic Shares, representing approximately 54.67% of the voting rights in China Strategic.

The shareholdings in China Strategic of the Offerors and their concert parties as at the date of this announcement are as follows:

	Number of China Strategic Shares	Percentage of voting rights in China Strategic *(Note)*
The shareholdings in China Strategic of the Offerors and their concert parties before the commencement of the Offers	242,010,000	29.18
China Strategic Shares acquired by the Offerors at a price of HK$0.10 per China Strategic Share on 9 July 2003	49,665,000	5.98
China Strategic Shares acquired by the Offerors at a price of HK$0.139 per China Strategic Share on 11 August 2003	161,680,000	19.50
Valid acceptances in respect of China Strategic Shares received as at 11 August 2003	77,510	0.0093
	453,432,510	54.67

Note: Based on 829,448,413 China Strategic Shares in issue as at the date of this announcement.

Accordingly, the condition to which the Offers are subject has been satisfied and the Offers have become unconditional as the Offerors and their concert parties now hold more than 50% of the voting rights in China Strategic. The consideration payable for the China Strategic Shares, China Strategic Warrants and China Strategic Options tendered under the Offers will be paid within 10 days of the later of the date of receipt by the Registrar or China Strategic (as the case may be), and the date when the Offers become or are declared unconditional.

The Offerors will extend the Offer Period, so that the Offers will remain open for acceptance for not less than 14 days after the despatch of the Offeree Document which is expected to be despatched on or before 26 August 2003. Further announcement in relation to the Offer Period will be made in due course.

Under the Offers, China Strategic Shareholders, other than the Offerors and their concert parties, will be offered HK$0.139 in cash for each China Strategic Share held by them and the China Strategic Warrantholders, other than the Offerors and their concert parties, will be offered HK$0.001 in cash for each China Strategic Warrant held by them. In addition, the China Strategic Optionholder will be offered HK$0.001 in cash for each China Strategic Option held by her for cancellation.

Compulsory acquisition

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers.

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 11 August 2003

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
（於香港註冊成立之有限公司）



滙富証券有限公司
代表 Calisan Developments Limited 及威倫有限公司
（分別為保華德祥建築集團有限公司及錦興集團有限公司之間接全資附屬公司）
提出無條件現金收購建議，
收購中策全部已發行股份及
尚未行使中策認股權證
（收購人及與彼等一致行動人士現時擁有之中策股份及中策認股權證除外），
及註銷所有尚未行使中策購股權

延遲寄發被收購人文件、延長收購建議期間及
強制性收購建議成為無條件

錦興集團有限公司及
保華德祥建築集團有限公司之財務顧問



滙富融資有限公司

獨立董事委員會之獨立財務顧問



第一上海融資有限公司

延遲寄發被收購人文件

根據(其中包括)中策董事會函件、獨立董事委員會及獨立董事委員會之獨立財務顧問第一上海融資有限公司之函件有關收購建議之被收購人文件原定於二零零三年八月十二日或之前寄發。

由於仍有待獨立董事委員會之財務顧問落實被收購人文件內披露之財務數字，故此被收購人文件將延遲至二零零三年八月二十六日或該日之前寄發。

收購建議成為無條件

於二零零三年八月十一日，收購建議已成為無條件。被收購人文件(預期於二零零三年八月二十六日或之前寄發)後不少於14天將仍可供接納。有關收購建議期間之進一步公佈將適時作出。

本公佈乃錦興、保華德祥、錦興及中策於二零零三年七月八日及二零零三年七月二十一日發出之聯合公佈，以及保華德祥及錦興於二零零三年七月二十九日刊發之收購建議文件（「收購建議文件」）。除另有界定外，收購建議文件所界定之詞彙與本公佈所採用者具相同涵義。

延遲寄發被收購人文件

誠如收購建議文件於二零零三年七月二十九日寄發予中策股東、中策認股權證持有人及中策購股權持有人後，根據收購守則第8.4條，中策須於收購建議文件寄發日期後14天內向中策股東、中策認股權證持有人及中策購股權持有人寄發有關收購建議之被收購人文件。

由於仍有待獨立董事委員會之財務顧問落實被收購人文件內披露之財務數字，因此，該被收購人文件未能於二零零三年八月十二日或該日之前寄發予中策股東、中策認股權證持有人及中策購股權持有人。

因此，在Calisan Developments Limited及威倫有限公司之同意下，中策已向執行人員申請延遲至二零零三年八月二十六日或該日之前寄發被收購人文件。

載有(其中包括)中策董事會函件、獨立董事委員會及獨立董事委員會之獨立財務顧問第一上海融資有限公司之函件有關該等收購建議之被收購人文件預期將於二零零三年八月二十六日或該日之前寄發。

收購建議成為無條件

錦興及保華德祥之董事會欣然宣佈，於二零零三年八月十一日營業時間結束時，有關77,510股中策股份(相當於中策之投票權約0.0093%)之有效接納股份收購建議已獲接納。於收購建議期間，收購人於市場上已購入合共211,345,000股中策股份(相當於中策之投票權約25.48%)(於二零零三年七月二十九日收購建議文件寄發前購入49,665,000股中策股份及於二零零三年七月二十九日收購建議文件寄發後購入161,680,000股中策股份)。

連同收購人及與彼等一致行動人士於該等收購建議開始前已持有之242,010,000股中策股份(相當於中策之投票權約29.18%)，於本公佈刊發日期，收購人及與彼等一致行動人士持有453,432,510股中策股份(相當於中策之投票權約54.67%)。

以下為收購人及與彼等一致行動人士於本公佈刊發日期於中策之股權：

	中策股份數目	佔中策之投票權百分比（附註）
於該等收購建議開始前收購人及與彼等一致行動人士於中策之股權	242,010,000	29.18
於二零零三年七月九日收購人按每股中策股份0.10港元之價格收購之中策股份	49,665,000	5.99
於二零零三年八月十一日收購人按每股中策股份0.139港元之價格收購之中策股份	161,680,000	19.50
於二零零三年八月十一日有關收購建議之中策股份之有效接納	77,510	0.0093
	453,432,510	54.67

附註：根據於本公佈刊發日期已發行之829,4[illegible],413股中策股份計算。

因此，收購建議之條件已經達成。收購人及與彼等一致行動人士已持有超過50%之中策投票權，收購建議已成為無條件。收購建議項下中策股份、中策認股權證及中策購股權之代價，將於過戶登記處收到(視乎情況而定)已填妥之接納表格及所有相關所有權文件之日期(以較後之日子為準)10天內支付。

收購人將按照收購守則規定，收購建議將於寄發被收購人文件(預期於二零零三年八月二十六日或之前寄發)後不少於14天將仍可供接納。有關收購建議期間之進一步公佈將適時作出。

收購建議之條款：中策股東(收購人及與彼等一致行動人士除外)每持有一股中策股份將獲得0.139港元現金；而中策認股權證持有人(收購人及與彼等一致行動人士除外)每持有一份中策認股權證將獲得0.001港元現金。此外，中策購股權持有人每持有一份中策購股權將獲發約港$0.001港元現金。

強制性收購

收購人將不會行使強制收購任何權力。收購人現擬於收購建議截止後維持中策股份繼續於聯交所之上市地位。

承董事會命
錦興集團有限公司
副董事總經理
呂兆泉

承董事會命
保華德祥建築集團有限公司
執行董事
[illegible]

承董事會命
中策集團有限公司
主席
陳國強博士

香港，二零零三年八月十一日

[illegible]

[illegible]

[illegible]

TOTAL P.03

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in and/or warrants of **Paul Y. - ITC Construction Holdings Limited**, you should at once hand this circular and the form of proxy enclosed in the Annual Report 2003 of the Company to the purchaser or to the bank manager, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.





PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

REFRESHING OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME, GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SECURITIES, AND EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2003 WARRANTS

A notice convening the annual general meeting of Paul Y. - ITC Construction Holdings Limited to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 8th September, 2003 at 11:30 a.m. is set out on pages 4 and 5 of the Annual Report 2003 of the Company which is despatched with this circular. Whether or not you intend to attend the meeting, you are requested to complete the form of proxy enclosed in the Annual Report 2003 of the Company in accordance with the instructions printed thereon and return it to the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

29th July, 2003

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 2

Refreshing of the 10% Limit on Grant of Options under the Share Option Scheme 2

General Mandates to Issue Shares and to Repurchase Securities 3

Expiry of Subscription Rights attaching to the 2003 Warrants 4

Annual General Meeting 4

Recommendation 4

Appendix – Explanatory Statement on Securities Repurchase Mandate 5

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 8th September, 2003 at 11:30 a.m., notice of which is set out on pages 4 and 5 of the Annual Report 2003 of the Company
"Board"	the board of Directors
"Bye-Laws"	the bye-laws of the Company
"Company"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Director(s)"	director(s), including independent non-executive directors, of the Company
"Eligible Person"	any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity and any celebrity, consultant, adviser or agent of any member of the Group or any Invested Entity, who, in the sole discretion of the Board, have contributed or will contribute to the growth and development of the Group or any Invested Entity
"General Mandates"	the Securities Repurchase Mandate and the general mandate to issue Shares to be sought at the Annual General Meeting
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds an equity interest
"Latest Practicable Date"	23rd July, 2003, being the latest practicable date for ascertaining certain information in this circular prior to its publication
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Registrar"	the Company's branch share registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
"Securities Repurchase Mandate"	the proposed new general mandate, to be sought at the Annual General Meeting, to authorise the Directors to repurchase the securities of the Company in the manner as set out in the notice of the Annual General Meeting
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholders"	holders of the Shares
"Share Option Scheme"	the share option scheme of the Company adopted on 27th August, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	The Hong Kong Code on Takeovers and Mergers
"2003 Warrants"	warrants of the Company carrying rights to subscribe in aggregate HK$81,968,139.60 for Shares at the subscription price of HK$0.40 per Share (subject to adjustment) at any time up to and including 29th August, 2003 (both dates inclusive)
"Warrantholders"	holders of the 2003 Warrants



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-Executive Directors*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

29th July, 2003

To the Shareholders and Warrantholders

Dear Sir or Madam,

REFRESHING OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME, GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SECURITIES, AND EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2003 WARRANTS

INTRODUCTION

The purpose of this circular is: (a) to provide Shareholders with details regarding refreshing of the 10% limit on grant of options under of the Share Option Scheme; (b) to serve as an explanatory statement required by the Listing Rules to be given in relation to a general mandate to repurchase securities of the Company; and (c) to remind Warrantholders of the expiry of subscription rights attaching to the 2003 Warrants.

REFRESHING OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME

By an ordinary resolution passed at the special general meeting of Shareholders held on 27th August, 2002, the Company adopted the Share Option Scheme.

Pursuant to the Share Option Scheme, the maximum number of Shares in respect of which options may be granted under the Share Option Scheme and any other share option scheme(s) of the Company shall not exceed 10% of the total number of issued Shares as at the date of adoption of the Share Option Scheme ("Scheme Mandate Limit"). The Company may refresh the Scheme Mandate Limit by ordinary resolution of the Shareholders at general meeting provided that:

(a) the Scheme Mandate Limit so refreshed shall not exceed 10% of the total number of issued Shares as at the date of Shareholders' approval of the refreshing of the Scheme Mandate Limit; and

(b) options previously granted under any schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed.

Notwithstanding the foregoing, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of Shares in issue from time to time.

As at 27th August, 2002 (being the date of adoption of the Share Option Scheme), the total number of issued Shares was 1,036,744,924 and the Scheme Mandate Limit is 103,674,492 Shares (representing approximately 9.75% of Shares in issue as at the Latest Practicable Date).

As at the Latest Practicable Date, there were in issue an aggregate of 1,063,016,037 Shares and no options under the Share Option Scheme have been granted since its date of adoption. No options under the Share Option Scheme or any other share option scheme(s) of the Company were outstanding as at the Latest Practicable Date. Apart from the Share Option Scheme, the Company has no other share option scheme in force.

Save as disclosed above and assuming no further issue or repurchase of Shares prior to the Annual General Meeting, upon the refreshing of the Scheme Mandate Limit by Shareholders at the Annual General Meeting, the Company may grant options entitling holders thereof to subscribe for 106,301,603 Shares (representing 10% of Shares in issue as at the date of refreshing of the Scheme Mandate Limit). No options may be granted if this will result in number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercise under the Share Option Scheme and any other share option scheme(s) of the Company exceed 30% of the Shares in issue.

The purpose of the Share Option Scheme is to provide incentive or reward to Eligible Persons for their contribution to, and continuing efforts to promote the interests of, the Company. The Directors consider that the refreshing of the Scheme Mandate Limit is in the interests of the Company and its Shareholders as it enables the Company to have more flexibility in providing incentives to those Eligible Persons by way of the granting of the options.

The refreshing of the Scheme Mandate Limit is conditional on:

(a) the passing of the necessary resolution to approve the refreshing of the Scheme Mandate Limit by the Shareholders at the Annual General Meeting; and
(b) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Shares (representing a maximum of 10% of the Shares in issue as at the date of the Annual General Meeting approving the refreshing of the Scheme Mandate Limit) which may fall to be issued pursuant to the exercise of options under the Share Option Scheme and any other share option scheme(s) of the Company.

Application will be made to the Listing Committee of the Stock Exchange for the approval of the listing of and permission to deal in the Shares (representing a maximum of 10% of the Shares in issue as at the date of the Annual General Meeting approving the refreshing of the Scheme Mandate Limit) which may fall to be issued pursuant to the exercise of options under the Share Option Scheme and any other share option scheme(s) of the Company.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SECURITIES

At the special general meeting of the Company held on 27th August, 2002, general mandates to the Directors (a) to exercise the powers of the Company to allot and issue Shares not exceeding 20%; and (b) to repurchase securities not exceeding 10% of the aggregate nominal amount of the issued capital of the Company as at the date of the relevant resolutions were granted. Such general mandates will expire, to the extent that they have not been exercised, at the conclusion of the Annual General Meeting. An ordinary resolution will be proposed at the Annual General Meeting to grant to the Directors a general mandate to exercise the powers of the Company to allot and issue Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of such resolution. An ordinary resolution will also be proposed at the Annual General Meeting to grant to the Directors a general mandate to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of such resolution.

The Directors believe that it is in the interests of the Company and its Shareholders as a whole if the General Mandates are granted at the Annual General Meeting. The need for an issue of Shares under the general mandate to issue Shares could, for example, arise in the context of a transaction, such as an acquisition by the Company where Shares are to be issued as consideration, which has to be completed speedily. The Directors currently have no intention of any acquisition by the Company nor any plan for raising capital by issuing new Shares.

An explanatory statement to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision whether to vote for or against the resolution concerning the Securities Repurchase Mandate is set out in the Appendix to this circular.

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2003 WARRANTS

The Directors wish to remind the Warrantholders that the rights attaching to the 2003 Warrants to subscribe for Shares at the current subscription price of HK$0.40 per Share, subject to adjustment, will expire immediately after 4:00 p.m. on **Friday, 29th August, 2003, after which date any subscription rights attaching to the 2003 Warrants which have not been exercised will lapse and the certificates for the 2003 Warrants will cease to be valid for any purpose**.

Trading in the 2003 Warrants on the Stock Exchange will cease immediately after **4:00 p.m. on Tuesday, 26th August, 2003** and the listing of the 2003 Warrants will be withdrawn from the Stock Exchange immediately after 4:00 p.m. on **Friday, 29th August, 2003**. Application has been made to the Stock Exchange for the withdrawal of listing of the 2003 Warrants with effect from immediately after 4:00 p.m. on **Friday, 29th August, 2003**.

Registered holders of the 2003 Warrants who wish to exercise in whole or in part their subscription rights attaching to the 2003 Warrants are required to lodge the relevant warrant certificate(s), together with the duly completed and signed subscription form(s) and the requisite subscription monies, with the Registrars by **4:00 p.m. on Friday, 29th August, 2003**.

Persons who have purchased but are not registered as holders of the 2003 Warrants and who wish to exercise the subscription rights attaching to the 2003 Warrants are required to lodge the relevant warrant certificate(s), together with the duly executed and stamped form(s) of transfer and/or other documents of title, the duly completed and signed subscription form(s) (which can be obtained from the Registrars) and the requisite subscription monies, with the Registrars by **4:00 p.m. on Friday, 29th August, 2003**.

Subscription forms for the 2003 Warrants lodged with the Registrars later than 4:00 p.m. on Friday, 29th August, 2003 will not be accepted. Share certificates in respect of the new Shares will be issued within 10 business days after the due exercise of the subscription rights attaching to the 2003 Warrants and sent to the relevant holders of the 2003 Warrants by post at their own risk. The Shares issuable under the 2003 Warrants will, upon issue, rank pari passu in all respects with the Company's fully paid Shares in issue.

The closing prices of the Shares and the 2003 Warrants as quoted on the Stock Exchange on the Latest Practicable Date were HK$0.285 per Share and HK$0.01 per 2003 Warrant respectively.

Holders of the 2003 Warrants who are in doubt as to their position should consult their stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 4 and 5 of the Annual Report 2003 of the Company which is despatched with this circular at which resolutions will be proposed to approve the refreshing of the Scheme Mandate Limit and the grant of the General Mandates.

A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed in the Annual Report 2003 of the Company which is despatched with this circular. Whether or not you intend to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

RECOMMENDATION

The Directors consider that the refreshing of the Scheme Mandate Limit and the grant of the General Mandates are in the best interest of the Company and its Shareholders and recommend Shareholders to vote in favour of all resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of
Paul Y. - *ITC Construction Holdings Limited*
Dr. Chan Kwok Keung, Charles
Chairman

This is an explanatory statement given to the Shareholders relating to a resolution authorising the Company to repurchase its own Shares proposed to be passed by the Shareholders by means of an ordinary resolution at the Annual General Meeting.

This explanatory statement contains a summary of the information required pursuant to rule 10.06 of the Listing Rules which is set out as follows:

- as at the Latest Practicable Date, there were a total of 1,063,016,037 Shares in issue;
- assuming that no further Shares are issued or repurchased before the Latest Practicable Date, there will be 1,063,016,037 Shares in issue, and exercise in full of the Securities Repurchase Mandate would result in up to a maximum of 106,301,603 Shares being repurchased by the Company during the relevant period referred to in ordinary resolution numbered 5(A) of the notice of the Annual General Meeting;
- the Directors believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from Shareholders to enable the Directors to purchase Shares in the Company on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and, or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders;
- in repurchasing Shares, the Company must be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for such purpose in accordance with its memorandum of association and the Bye-Laws and the laws of Bermuda. Under Bermuda law, repurchases may only be effected out of the capital paid up on the purchased Shares or out of funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account before the Shares are repurchased. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company;
- as compared with the financial position of the Company as at 31st March, 2003 (being the date of its latest audited accounts), the Directors consider that repurchases of securities have no material adverse impact on the working capital and on the gearing position of the Company in the event that the Securities Repurchase Mandate were to be carried out in full during the proposed repurchase period. Moreover, the Directors do not propose to exercise the Securities Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company;
- none of the Directors or, to the best of their knowledge have made all reasonable enquiries, any of their associates has any present intention, in the event that the Securities Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries;
- the Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Securities Repurchase Mandate in accordance with the Listing Rules, the Bye-Laws and the applicable laws of Bermuda;
- the Company had not purchased any securities, whether on the Stock Exchange or otherwise, in the six months preceding the Latest Practicable Date; and,
- the Listing Rules prohibit a company from knowingly purchasing securities of the company on the Stock Exchange from a connected person, being its director, chief executives, or substantial shareholder or their associates, as defined in the Listing Rules. A connected person shall not knowingly sell his securities to the company. No connected person, as defined in the Listing Rules, has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Securities Repurchase Mandate is approved by the Shareholders.

GENERAL

If as a result of a share repurchase by the Company, a proportionate interest in the voting rights of the Company held by a Shareholder increases, such increase will be treated as an acquisition for the purpose of the Takeover Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. If the Company were to repurchase Shares up to the permitted maximum of 10% of the issued share capital of the Company, such parties may together with any other parties acting in concert with them become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, Dr. Chan Kwok Keung, Charles was directly and indirectly interested in 696,538,227 Shares, representing approximately 65.52% of the issued share capital of the Company. On the basis that no further Shares are issued or repurchased and in the event that the Securities Repurchase Mandate is exercised in full, the shareholding of Dr. Chan Kwok Keung, Charles would be increased to approximately 72.81% of the issued share capital of the Company. The Directors believe that such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeover Code.

PRICES OF SHARES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months up to the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2002		
July	0.255	0.190
August	0.237	0.200
September	0.228	0.183
October	0.285	0.175
November	0.290	0.270
December	0.305	0.275
2003		
January	0.290	0.275
February	0.285	0.250
March	0.280	0.250
April	0.255	0.242
May	0.270	0.248
June	0.295	0.255
July (up to 23rd July)	0.285	0.275

本通函乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售名下所有**保華德祥建築集團**有限公司之股份及／或認股權證，應立即將本通函連同隨附本公司二零零三年年報之代表委任表格送交買主或經手買賣之銀行經理、股票經紀或其他代理商，以便轉交買主。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

重訂根據購股權計劃授出購股權之10%限額

發行股份及購回證券之一般授權

及

二零零三年認股權證所附之認購權屆滿

保華德祥建築集團有限公司謹訂於二零零三年九月八日星期一上午十一時三十分，假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，大會通告載於本公司二零零三年年報第4及5頁。無論　閣下擬出席大會與否，務請按照隨附本公司二零零三年年報附上之代表委任表格列印之指示將其填妥，並盡快於大會或其續會（視情況而定）指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格，　閣下仍可親身出席大會或其任何續會，並於會上投票。

二零零三年七月二十九日

目　錄

頁次

釋義 1

董事局函件

緒言 2

重訂根據購股權計劃授出購股權之10%限額 2

發行股份及購回證券之一般授權 3

二零零三年認股權證所附之認購權屆滿 4

股東週年大會 4

推薦意見 4

附錄　一　購回證券授權之說明函件 5

釋　義

除非文義別有所指，否則本通函內，下列詞語具有下列涵義：

「股東週年大會」	指	本公司將於二零零三年九月八日星期一上午十一時三十分，假座香港九龍觀塘鴻圖道51號保華企業中心十一樓舉行之股東週年大會，大會通告載於本公司二零零三年年報第4及5頁
「董事局」	指	董事局
「公司細則」	指	本公司之公司細則
「本公司」	指	保華德祥建築集團有限公司，一間在百慕達註冊成立之有限公司，其證券在聯交所上市
「董事」	指	本公司董事，包括本公司獨立非執行董事
「合資格人士」	指	董事會全權釐定，任何曾對或將對本集團或任何投資機構之成長及發展作出貢獻之本集團任何成員或任何投資機構之僱員（不論全職或兼職）、行政人員或高級職員、董事（包括執行、非執行及獨立非執行董事）及本集團任何成員或任何投資機構之著名人士、資詢人、顧問或代理人
「一般授權」	指	將於股東週年大會尋求股東批准之購回證券授權及發行股份之一般授權
「集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「投資機構」	指	任何本集團持有股權權益之機構
「最後可行日期」	指	二零零三年七月二十三日，即本通函付印前可確定若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「過戶處」	指	本公司在香港之股份過戶登記分處，秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下
「購回證券授權」	指	將於股東週年大會上尋求股東授權董事按股東週年大會通告所述之方式購回證券之一般授權
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份之持有人
「購股權計劃」	指	本公司之於二零零二年八月二十七日採納之購股權計劃
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「二零零三年認股權證」	指	本公司之認股權證，該認股權證可於直至二零零三年八月二十九日（包括該日）前任何時間按認購價每股0.40港元（可予調整）認購合共81,968,139.60港元之股份之權利
「認股權持有人」	指	二零零三年認股權證



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
黃永灝(副董事總經理)
周美華
張漢傑
羅文華
李漢潮
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

重訂根據購股權計劃授出購股權之10%限額
發行股份及購回證券之一般授權
及
二零零三年認股權證所附之認購權屆滿

緒言

本通函旨在(a)向股東提供有關重訂根據購股權計劃授出購股權之10%限額之資料；(b)載列按照上市規則之規定有關購回證券之一般授權之說明函件；及(c)提醒認股權證持有人二零零三年認股權證之認購權將屆滿。

重訂根據購股權計劃授出購股權之10%限額

根據股東於二零零二年八月二十七日通過之普通決議案，本公司採納購股權計劃。

根據購股權計劃，按購股權計劃及本公司任何其他購股權計劃可授出購股權可認購最多之股份數目，不可超逾本公司於採納購股權計劃當日已發行股份總數之10%(「計劃授權限額」)。本公司可於股東大會上經股東通過普通決議案，更新計劃授權限額，惟須：

(a) 更新之計劃授權限額不可超逾於股東批准更新計劃授權限額當日已發行股份總數之10%；及

(b) 凡之前根據任何現有計劃授出之購股權(包括根據有關計劃規則尚未行使、註銷或失效或已行使之購股權)將不計算在更新計劃授權限額之限額內。

儘管如此，因按購股權計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權獲行使及將獲行使，而將予發行之最多股份數目，不可超逾不時已發行股份總數之30%。

於二零零二年八月二十七日(採納購股權計劃之日)，已發行股份為1,036,744,924股，計劃授權限額為103,674,492股(即於最後可行日期已發行股份總數之9.75%)。

於最後可行日期，本公司已發行合共1,063,016,037股股份。自採納購股權計劃以來，本公司並無根據購股權計劃授出任何購股權。於最後可行日期，並無按購股權計劃及本公司任何其他購股權計劃授出之尚未行使之購股權。除購股權計劃外，本公司並沒有其他有效之購股權計劃。

除上文所披露者外，並假設由股東週年大會前並無再發行或購回任何股份，股東於股東週年大會上批准重訂計劃授權限額後，本公司可授出之購股權可認購股份為106,301,603股股份(即重訂計劃授權限額當日已發行股份總數之10%)，如授出購股權將導致按購股權計劃及本公司任何其他購股權計劃授出而尚未行使之購股權獲行使及將行使，而將予發行之股份數目將超逾已發行股份總數之30%，本公司便不會授出購股權。

購股權計劃之目的為對本公司作出貢獻及提升本公司利益而努力不懈之合資格人士，提供激勵或報酬。董事認為重訂計劃授權限額對本公司及股東有利，並可使本公司於處理授出購股權予合資格人士時有更大彈性。

重訂計劃授權限額需待下列各項獲履行後，方可作實：

(a) 股東於股東週年大會上通過重訂計劃授權限額之必需決議案；及
(b) 聯交所上市委員會批准按購股權計劃及本公司任何其他購股權計劃而將予發行之股份(即於股東週年大會當日已發行股份總數之10%)上市及買賣。

本公司將向聯交所上市委員會申請批准按購股權計劃及本公司任何其他購股權計劃而將予發行之股份(即股東週年大會當日已發行股份總數之10%)上市及買賣。

發行股份及購回證券之一般授權

於二零零二年八月二十七日舉行之本公司股東特別大會上，授予董事一般授權(a)行使本公司之權力配發及發行不超過本公司於有關決議案授出之日已發行股本總面值20%之股份；及(b)購回不超過本公司於有關決議案授出之日已發行股本總面值10%之證券。倘該等權力未獲行使，則該一般授權將於股東週年大會結束時屆滿。於股東週年大會上將提呈一項普通決議案授予董事一般授權，行使本公司權力配發及發行不超過本公司於該決議案通過當日已發行股本總面值20%之股份。於股東週年大會上亦將提呈一項普通決議案授予董事一般授權，購回不超過本公司於該決議案通過當日已發行股本總面值10%之股份。

董事相信，倘於股東週年大會授出一般授權，對本公司及股東整體均有利。舉例而言，某些需要盡快完成之交易，例如本公司以發行股份作為代價之收購，有需要根據一般授權發行股份。董事現時無意由本公司進行任何收購，亦無計劃藉發行新股份集資。

附錄載有說明函件，向股東提供所有合理必要之資料，使彼等就投票贊成或反對購回證券授權之決議案作出知情之決定。

二零零三年認股權證所附之認購權屆滿

董事謹提醒認股權證持有人，二零零三年認股權證所附之按認購價每股0.40港元(可予調整)認購股份之認購權將於**二零零三年八月二十九日星期五下午四時後隨即屆滿，於該日後，任何未行使之認購權將告作廢，而二零零三年認股權證證書在任何情況下亦將告失效。**

二零零三年認股權證將於**二零零三年八月二十六日星期二下午四時**後隨即終止在聯交所買賣，並將於**二零零三年八月二十九日星期五**下午四時後隨即在聯交所除牌。本公司已向聯交所申請將二零零三年認股權證除牌，由**二零零三年八月二十九日星期五**下午四時後起隨即生效。

二零零三年認股權證之登記持有人如欲行使全部或部份認購權，須將有關認股權證證書連同正式填妥及簽署之認購表格及所需認購款項，**於二零零三年八月二十九日星期五下午四時**前送交過戶處。

已購買而未登記為二零零三年認股權證持有人之人士如欲行使認購權，須將有關認股權證證書連同簽妥及加蓋印花之過戶表格及／或其他擁有權文件，正式填妥及簽署之認購表格(此表格可向過戶處索取)及所需認購款項，**於二零零三年八月二十九日星期五下午四時前送交過戶處。**

遲於二零零三年八月二十九日星期五下午四時送達之二零零三年認股權證認購表格將不會受理。有關新股份之股票將會在正式行使認購權後十個營業日內發行及寄發予二零零三年認股權證有關持有人，郵誤風險概由彼等承擔。根據二零零三年認股權證發行之股份將會在各方面與本公司已發行之繳足股款股份享有同等權益。

二零零三年認股權證持有人請注意，股份與二零零三年認股權證於最後可行日期在聯交所所報之收市價分別為0.285港元與0.01港元。

現有認股權證持有人如對本身情況有任何疑問，應諮詢彼等之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

股東週年大會

股東週年大會通告載於隨附之本公司二零零三年年報第4及5頁，將於大會上提呈重訂計劃授權限額及授予一般授權之決議案。

於股東週年大會上使用之代表委任表格隨附於本公司二零零三年年報內，並連同本通函一併寄出。無論　閣下擬出席大會與否，務請按照代表委任表格列印之指示將其填妥，並盡快於大會或其續會(視情況而定)指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

推薦意見

董事認為，重訂計劃授權限額及授予一般授權乃符合本公司及其股東之最佳利益，並建議股東投票贊成將於股東週年大會上提呈之所有決議案。

此致

列位股東及認股權證持有人　台照

代表
保華德祥建築集團有限公司
主席
陳國強博士
謹啟

二零零三年七月二十九日

此乃向股東提供有關批准本公司購回本身股份之決議案之說明函件，該決議案將在股東週年大會上由股東以普通決議案方式通過。

本說明函件載有根據上市規則第10.06條所規定之資料概要如下：

- 截至最後實際可行日期，共有1,063,016,037股已發行股份；
- 假設由最後實際可行日期前並無再發行或購回任何股份，本公司將有1,063,016,037股股份，而全面行使購回證券授權將導致本公司於股東週年大會通告第5(A)項普通決議案所指之有關期間內將購回股份最多達106,301,603股；
- 董事相信，股東授予董事一般權力讓董事在市場上購入本公司股份，乃符合本公司及其股東之利益。購回證券可提高本公司之資產淨值，或其每股盈利，惟須視乎當時市況及融資安排而定，並僅於董事認為購回將有利於本公司及其股東時方予進行；
- 在購回股份時，本公司必須全部由其可動用之現金流量中撥支或僅可從其公司組織章程大綱與公司細則以及百慕達法例可合法作此用途之營運資金中撥支。根據百慕達法例，本公司購回股份僅可從繳足股本、原可供派息或分派之本公司資金或為進行購回而發行新股份所得款項來撥付購回事項。購回該等股份時，任何超逾股份面值之溢價須在股份購回前由原可供派息或分派之本公司資金或本公司之股份溢價賬中支付。預期任何購回所需資金將由本公司可分派溢利中撥支；
- 若與本公司於二零零三年三月三十一日（最近之經審核賬目之結算日）之財務狀況比較，董事認為，倘若購回證券授權於建議之購回期間獲全面行使，則購回證券將不會對本公司之營運資金及資產水平產生重大不利影響。況且，倘董事認為行使購回證券授權會對彼等所認為本公司不時適用之營運資金需求或資產負債水平造成重大不利影響，則不擬行使購回證券授權；
- 董事或（於作出一切合理查詢後據彼等所知）任何彼等之聯繫人士現時概無意在本公司股東批准購回證券授權後出售本公司任何股份予本公司或其附屬公司；
- 董事已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則、公司細則及百慕達適用之法例行使購回證券授權；
- 本公司於最後實際可行日期前六個月內並無於聯交所或其他交易所購買任何證券；及
- 上市規則規定，公司不得明知而在聯交所向關連人士（定義見上市規則），即董事、主要行政人員或主要股東或彼等之聯繫人士購回公司證券，而關連人士亦不得明知而向公司出售其證券。本公司並無接獲任何關連人士（定義見上市規則）通知其目前有意在股東批准購回證券授權後，向本公司出售股份，或已承諾不會向本公司出售股份。

一般規定

倘本公司購回股份使股東於本公司之投票權之權益比例增加，則就香港公司收購及合併守則（該「守則」）而言，該項增加將被視為一項收購事項。因此，股東或一致行動之股東可取得或鞏固其對本公司之控制權，或須根據守則第26條進行強制性收購。倘本公司購回最多達本公司已發行股本10%之股份，則該等人士連同任何與彼等一致行動之人士須根據守則第26條之規定提出強制性收購建議。

於最後實際可行日期，陳國強博士直接及間接持有本公司696,538,227股已發行股份，即本公司已發行股本之約65.52%。根據不再發行或購回任何股份之基準，倘全面行使購回證券授權，則陳國強博士之持股量將增至佔本公司已發行股份約72.81%。該項增加將會導致陳國強博士須根據守則第26條提出強制性收購建議之責任。倘若購回股份將會導致陳國強博士須根據守則第26條提出強制性收購建議之責任，則不擬購回股份。

股份價格

股份於最後可行日期前十二個月每月在聯交所買賣之最高及最低價如下：

	股份	
	最高	最低
	港元	港元
二零零二年		
七月	0.255	0.190
八月	0.237	0.200
九月	0.228	0.183
十月	0.285	0.175
十一月	0.290	0.270
十二月	0.305	0.275
二零零三年		
一月	0.290	0.275
二月	0.285	0.250
三月	0.280	0.250
四月	0.255	0.242
五月	0.270	0.248
六月	0.295	0.255
七月(截至七月二十三日)	0.285	0.275

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Paul Y. - ITC Construction Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.





PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

POSSIBLE DISCLOSEABLE TRANSACTION IN CONNECTION WITH A MANDATORY CONDITIONAL CASH OFFER

29 July 2003

CONTENTS

	Page
Definitions	1
Letter from the Board	
Introduction	4
Terms of the Offers	5
Information on ITC Corporation, Hanny and the Company	6
Information on China Strategic	8
The Condition of the Offers	10
Reasons of the Offers	10
Intention of the Offerors regarding China Strategic	11
Financial Resources for the Offers	11
Maintaining the Listing Status of China Strategic	12
General Information	12
Additional Information	12
Appendix — General Information	13

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement dated 8 July 2003 made jointly by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic regarding the Offers
"China Strategic"	China Strategic Holdings Limited, a limited liability company incorporated in Hong Kong, the securities of which are listed on the Stock Exchange
"China Strategic Group"	China Strategic and its subsidiaries
"China Strategic Option(s)"	share option(s) granted by China Strategic under the share option scheme adopted on 20 July 1992
"China Strategic Share(s)"	share(s) of HK$0.10 each in the share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of China Strategic Share(s)
"China Strategic Warrant(s)"	warrant(s) of China Strategic carrying rights to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share, at any time from 29 August 2002 up to and including 31 December 2003
"China Strategic Warrantholder(s)"	holder(s) of China Strategic Warrant(s)
"Directors"	the directors, including independent non-executive directors, of Paul Y. - ITC
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Hanny"	Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent board committee to be duly appointed by the board of China Strategic to give advice in respect of the Offers
"Independent Third Parties"	parties not connected nor acting in concert with the directors, chief executives or substantial shareholders of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic or any of their subsidiaries or an associate (as defined in the Listing Rules) of any of them
"ITC Corporation"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Kingsway Capital"	Kingsway Capital Limited, a fellow subsidiary of Kingsway SW Securities, a Licensed Corporation and the financial adviser to Hanny and Paul Y. - ITC in relation to the Offers
"Kingsway SW Securities"	Kingsway SW Securities Limited, a fellow subsidiary of Kingsway Capital and a Licensed Corporation

"Latest Practicable Date"	24 July 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Licensed Corporation"	a party falling within the definition of "licensed corporation" in the SFO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offers"	the mandatory conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options
"Offer Document"	means the Offer document setting out, amongst others, the details and the terms of the Offers, together with the forms of acceptance and transfer to be despatched to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder in accordance with the Takeovers Code
"Offerors"	Calisan Developments Limited and Well Orient Limited, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively
"parties acting in concert"	has the same meaning ascribed to that term in the Takeovers Code
"Paul Y. - ITC" or the "Company"	Paul Y. - ITC Construction Holdings Limited, a limited liability company incorporated in Bermuda, the securities of which are listed on the Stock Exchange
"Paul Y. - ITC Group" or the "Group"	Paul Y. - ITC and its subsidiaries
"PRC"	the People's Republic of China, and for the purpose of this circular, excluding Hong Kong and the Macau Special Administrative Region of the People's Republic of China
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	the mandatory conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares other than those owned by the Offerors and parties acting in concert with them at HK$0.139 per China Strategic Share on the terms and subject to the conditions set out in the Offer Document
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplementary Announcement"	the supplementary announcement dated 21 July 2003 made jointly by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic regarding the Offers

"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Warrant Offer"	the mandatory conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the outstanding China Strategic Warrants other than those owned by the Offerors or parties acting in concert with them at HK$0.001 per China Strategic Warrant on the terms and subject to the conditions set out in the Offer Document
"HK$"	Hong Kong dollars
"%"	percentage



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-executive Directors*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

29 July 2003

To the shareholders of the Company and for information only, the warrantholders of the Company

Dear Sir and Madam,

POSSIBLE DISCLOSEABLE TRANSACTION IN CONNECTION WITH A MANDATORY CONDITIONAL CASH OFFER BY KINGSWAY SW SECURITIES ON BEHALF OF THE OFFERORS TO ACQUIRE ALL THE ISSUED CHINA STRATEGIC SHARES AND OUTSTANDING CHINA STRATEGIC WARRANTS, OTHER THAN THE CHINA STRATEGIC SHARES AND CHINA STRATEGIC WARRANTS PRESENTLY OWNED BY THE OFFERORS AND PARTIES ACTING IN CONCERT WITH THEM, AND TO CANCEL ALL OUTSTANDING CHINA STRATEGIC OPTIONS

INTRODUCTION

On 8 July 2003, the respective boards of directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic announced that the Offerors, through Kingsway SW Securities, will make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option. The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares necessary to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of its issued share capital.

On 9 July 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 China Strategic Shares, representing 5.98% of the issued share capital of China Strategic, at the open market at a price of HK$0.10 per China Strategic Share. After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

On 21 July 2003, the Offerors have notified China Strategic that, to make the offer price under the Share Offer more attractive to the China Strategic Shareholders, the offer price under the Share Offer is to be increased from HK$0.10 to HK$0.139 per China Strategic Share, representing an increase of 39%.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the offer period will be distributed to the Offerors in equal proportion.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

As one of the Offerors, namely, Calisan Developments Limited, is an indirect wholly-owned subsidiary of Paul Y. - ITC, the Offers may constitute a possible discloseable transaction for Paul Y. - ITC. The purpose of this circular is to provide you with further information on the Offers.

TERMS OF THE OFFERS

The Offers will be made in compliance with the Takeovers Code, which is administered by the Executive. Kingsway SW Securities, on behalf of the Offerors, will make the Offers to acquire all the issued China Strategic Shares and the outstanding China Strategic Warrants, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options on the following basis:

for each China Strategic Share .... **HK$0.139 in cash**

for each China Strategic Warrant .... **HK$0.001 in cash**

for cancellation of each China Strategic Option .... **HK$0.001 in cash**

and on the terms set out in the Offer Document. The China Strategic Shares to be acquired under the Share Offer will be acquired with the right to all future dividends and distributions.

The China Strategic Shares and the China Strategic Warrants to be acquired under the Offers will be acquired free from all encumbrances and any other third party rights.

Pursuant to the Offers, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholder and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

The revised offer price of HK$0.139 per China Strategic Share payable under the Share Offer represents:

- a discount of approximately 4.14% to the closing price of HK$0.145 per China Strategic Share as quoted on the Stock Exchange on 10 July 2003, being the last trading day on which China Strategic Shares were traded on the Stock Exchange prior to the publication of the Supplementary Announcement;
- a premium of approximately 41.12% to the average closing price of HK$0.0985 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003;

— a premium of approximately 54.96% to the average closing price of HK$0.0897 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 10 July 2003; and

— a premium of approximately 54.27% to the average closing price of HK$0.0901 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 10 July 2003.

The consideration per China Strategic Share payable under the Share Offer represents a discount of 93.32% on the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002.

As the average daily trading volume for China Strategic Shares was very thin during the six months before the publication of the Announcement, if any China Strategic Shareholders want to dispose their investments in China Strategic in the open market, it is very likely to significantly depress the China Strategic Share price. During the six month period preceding the date of the Supplementary Announcement, the highest and lowest closing prices of the China Strategic Share traded on the Stock Exchange were HK$0.15 and HK$0.08 per China Strategic Share respectively.

The China Strategic Warrants are currently out-of-the-money and will expire after 31 December 2003. Accordingly, an offer at HK$0.001 is being made for each China Strategic Warrant. The price of HK$0.001 per China Strategic Warrant represents:

— a discount of approximately 95.00% to the closing price of HK$0.02 per China Strategic Warrant as quoted on the Stock Exchange on 10 July 2003, being the last trading day on which China Strategic Warrants were traded on the Stock Exchange prior to the publication of the Supplementary Announcement; and

— a discount of approximately 91.67% to the average closing price of HK$0.012 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003.

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, China Strategic Options to subscribe for up to 75,000 China Strategic Shares under its share option scheme at a subscription price of HK$3.145 per China Strategic Share. The China Strategic Options are currently out-of-the-money. Further, the price of each China Strategic Share is substantially lower than the exercise price of the China Strategic Options and these China Strategic Options are non-assignable and non-transferable. Taking into consideration the above factors, Kingsway SW Securities is making an offer, on behalf of the Offerors, to the China Strategic Options holder for her to surrender her China Strategic Options for cancellation at HK$0.001 for each China Strategic Option outstanding pursuant to the Takeovers Code. Ms. Chan Ling, Eva (the holder of China Strategic Options) has undertaken to the Offerors that she will not exercise her China Strategic Options during the period in which the Offers remain open.

Assuming full acceptance of the Offers, the cash consideration payable by the Offerors at the offer price of HK$0.139 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will amount to approximately HK$74.9 million, in which approximately HK$74.8 million, HK$117,630 and HK$75 will be used for the acquisition of China Strategic Shares, China Strategic Warrants and China Strategic Options respectively.

INFORMATION ON ITC CORPORATION, HANNY AND THE COMPANY

As at the Latest Practicable Date, the Offerors and parties acting in concert with them are interested in 291,675,000 China Strategic Shares, representing an aggregate interest of approximately 35.16% of the existing issued share capital of China Strategic. As at the Latest Practicable Date, China Strategic also has outstanding China Strategic Warrants conferring right to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share. Upon full conversion of all China Strategic

Warrants, 165,893,682 new China Strategic Shares will be issued, representing approximately 20.0% of the existing total issued China Strategic Shares and approximately 16.67% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

Each of the Offerors holds 24,132,000 China Strategic Warrants, representing approximately 14.55% of the outstanding China Strategic Warrants. Upon full conversion of all China Strategic Warrants by the Offerors, 48,264,000 new China Strategic Shares will be issued, representing approximately 5.82% of the existing total issued China Strategic Shares and approximately 5.50% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

Information about ITC Corporation

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC and China Strategic, interests in Hanny, Burcon NutraScience Corporation, Star East Holdings Limited, M Channel Corporation Limited, Downer EDI Limited, Ananda Wing On Travel (Holdings) Limited, Rosedale Hotel Group Limited, China Enterprises Limited and MRI Holdings Limited. In addition to those businesses carried out through Paul Y. - ITC, the principal activities of ITC Corporation group comprise the investment and property holdings, provision of finances, and trading of building materials and machinery.

Information about Calisan Developments Limited and Paul Y. - ITC

Calisan Developments Limited, one of the Offerors, is a limited liability company which was incorporated in the British Virgin Islands on 2 May 1991 and it is an investment holding company which, as at the Latest Practicable Date, directly holds 145,492,500 China Strategic Shares, representing approximately 17.54% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Calisan Developments Limited, representing approximately 2.91% of the existing total issued China Strategic Shares and approximately 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC.

The Paul Y. - ITC Group's principal business includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. Paul Y. - ITC is beneficially owned as to approximately 64.46% by ITC Corporation.

Information about Well Orient Limited and Hanny

Well Orient Limited is a limited liability company which was incorporated in Hong Kong on 21 August 2000 and it is an investment holding company. As at the Latest Practicable Date, Well Orient Limited and its concert parties directly hold 145,492,500 and 690,000 China Strategic Shares respectively, representing approximately 17.54% and 0.08% of issued share capital of China Strategic. In addition, Well Orient Limited directly holds 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Well Orient Limited, representing approximately 2.91% of the existing total issued China Strategic Shares and approximately 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Well Orient Limited is an indirect wholly-owned subsidiary of Hanny.

The principal business of Hanny group includes trading of computer related products and consumer electronic products. Hanny also trades securities and invests in information technology businesses. Hanny is beneficially owned as to approximately 28.26% by ITC Corporation.

INFORMATION ON CHINA STRATEGIC

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

As at the Latest Practicable Date, Dr. Chan Kwok Keung, Charles indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC.

By virtue of his being the controlling shareholder of ITC Corporation, as at the Latest Practicable Date, Dr. Chan Kwok Keung, Charles is deemed to be interested in 145,492,500 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC Group under the Part XV of SFO.

In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

Save as disclosed above, Dr. Chan Kwok Keung, Charles and other directors of ITC Corporation, Hanny and Paul Y. - ITC and their respective concert parties do not hold any China Strategic Shares, China Strategic Warrants and/or China Strategic Options. Save for its interest in China Strategic through Hanny and Paul Y. - ITC, ITC Corporation does not hold any direct and/or indirect interest in China Strategic.

As at the Latest Practicable Date, the Offerors and their concert parties hold approximately 35.16% of the issued share capital of China Strategic. Assuming the Offers close in full acceptance and before the Offerors placing down their interests in China Strategic in order to maintain not less than 25% of the China Strategic Shares in the public hand, the Offerors and their concert parties will hold 100% of the issued share capital of China Strategic.

The financial information of China Strategic extracted from the audited consolidated financial statements of China Strategic for the two financial years ended 31 December 2002 is as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Loss before taxation	(695,566)	(1,001,147)
Taxation	(18,041)	(5,982)
Loss before minority interests	(713,607)	(1,007,129)
Minority interests	236,500	408,399
Net loss from ordinary activities attributable to China Strategic Shareholders	(477,107)	(598,730)
Net tangible assets	1,728,935	2,167,946

The Offers would result in Paul Y. - ITC having a decrease in cash and bank balances and an increase in investment. The extent of liabilities incurred will depend on the amount of external funding used to finance the Offers. Before the Offers, since Paul Y. - ITC holds less than 20% interest in China Strategic, it does not account for China Strategic as an associated company in its financial statements. After the successful completion of the Offers, Paul Y. - ITC will be able to recognise China Strategic as an associated company of Paul Y. - ITC. As a result, income statement of Paul Y. - ITC will reflect the financial performance of China Strategic through sharing the earning or loss of China Strategic.

The following charts summarise the shareholding structure of China Strategic immediately before the publication of the Supplementary Announcement and after full acceptance of the Offers:

Before the publication of the Supplementary Announcement



After full acceptance of the Offers but before the Offerors place down their interests in China Strategic:



After full acceptance of the Offers and the Offerors place down their interests in China Strategic:



Notes:

1. As at the Latest Practicable Date, 64.46% and 1.06% of issued share capital of Paul Y. - ITC are indirectly held by ITC Corporation and directly held by Dr. Chan Kwok Keung, Charles respectively. 400 shares of Paul Y. - ITC, representing 0.00004% of issued share capital of Paul Y. - ITC, are held by Mr. Cheung Hon Kit, a director of ITC Corporation, Hanny and Paul Y. - ITC, and 6,445 shares of Paul Y. - ITC, representing 0.0006% of issued share capital of Paul Y. - ITC, are held by Mr. Law Man Wah, Conrad, a director of Paul Y. - ITC. Save for the above, the remaining 34.48% of issued share capital of Paul Y. - ITC are held by public investors.

2. As at the Latest Practicable Date, the Offerors and their concert parties (Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary) are interested in 290,985,000 and 690,000 China Strategic Shares (650,000 China Strategic Shares and 40,000 China Strategic Shares were owned by Ms. Ma Wai Man, Catherine and Ms. Lee Li respectively) respectively, representing 35.08% and 0.08% of the issued share capital of China Strategic respectively. The remaining 64.84% of issued share capital of China Strategic are held by public investors, in which 11.62% of the issued share capital of China Strategic are held by Mr. Oei Hong Leong, ex-chairman and ex-director of China Strategic.

THE CONDITION OF THE OFFERS

The Offers is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offers, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

It should be noted that the Offerors are subject to the aforesaid condition and the possible discloseable transaction in relation to the Offers may or may not proceed. Investors are advised to exercise extreme caution in dealing in the securities of Paul Y. - ITC.

REASONS OF THE OFFERS

As the liquidity of the China Strategic Shares is low, the Offers give China Strategic Shareholders and China Strategic Warrantholders an opportunity to realise their investments in China Strategic. In

addition, the average daily trading volume for China Strategic Shares was very thin during the six months before the publication of the Announcement. If any China Strategic Shareholders want to dispose their investments in China Strategic at the open market, it is very likely to significantly depress the China Strategic Share price.

To the extent that the Offerors are successful in acquiring China Strategic Shares either through market purchases or through acceptances to the Share Offer, the Offerors will be able to enhance their investment in China Strategic by improving their share of the net assets of China Strategic and reduce their average investment cost in China Strategic.

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The Offerors consider that the Offers could strengthen their ties with China Strategic and enhance their profile in the PRC. Having considered the economy in the PRC has maintained good impetus and the consumption power of Chinese people has steadily improved throughout this decade, the Offerors expect that the investments and businesses of China Strategic in the PRC will contribute long-term financial benefit to the Offerors. At present, since Hanny and Paul Y. - ITC each holds less than 20% interest in China Strategic, neither of them accounts for China Strategic as an associated company in their respective financial statements. After the successful completion of the Offers, the Offerors will be able to recognise China Strategic as an associated company which will enhance the long term investment value of Hanny and Paul Y. - ITC group.

INTENTION OF THE OFFERORS REGARDING CHINA STRATEGIC

The Offers will not of itself result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of China Strategic Group or any of its associated companies under the control of China Strategic.

Following the close of the Offers, the Offerors intend to continue the existing business of China Strategic Group and currently the Offerors have no intention to re-deploy fixed assets of China Strategic Group. Further, the Offerors have no intention to inject any assets or businesses into and/or dispose of any assets or businesses from China Strategic Group immediately after completion of the Offers.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the offer period will be distributed to the Offerors in equal proportion. To ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public after the Offers, the Offerors will place down their interests in China Strategic as soon as possible. China Strategic will become an associated company of Hanny and Paul Y. - ITC after the Offers and the placing.

Under Rule 2.4 of the Takeovers Code, a competent independent advice as to whether the making of the offer is in the interests of the offeror's shareholders is required if the directors of the offeror are faced with a conflict of interest. Such advice must also be obtained before announcing an offer. However, in this case, Rule 2.4 of the Takeovers Code is inapplicable as stated in note 3 of the Rule 2.4 of the Takeovers Code, as the conflict of interest arises mainly due to the existence of common directors among the boards of the Offerors and China Strategic.

FINANCIAL RESOURCES FOR THE OFFERS

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offers and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities and the remaining HK$14.9 million will be financed by internal resources of the Offerors, to enable the Offerors to satisfy full acceptance of the Offers. Pursuant to the loan and mortgage agreements between the Offerors and Kingsway SW Securities, the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired by the Offerors under the Share Offer or otherwise during the offer period to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

MAINTAINING THE LISTING STATUS OF CHINA STRATEGIC

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offers will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offers close, should there be less than 25% of China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps which may include, placing down their interests in China Strategic to Independent Third Parties within one month after closing of the Offers.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**
- **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offers, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by China Strategic. Any acquisitions or disposals of assets by China Strategic and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require China Strategic to issue a circular and an announcement to China Strategic Shareholders irrespective of the size of the proposed acquisitions and disposals of assets by China Strategic, particularly where such proposed acquisitions and disposals of assets by China Strategic represent a departure from the principal activities of China Strategic. The Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by China Strategic and any such acquisitions and disposals of assets may result in China Strategic being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

GENERAL INFORMATION

Offer Document

An Offer Document setting out, amongst others, the details and the terms of the Offers, together with the forms of acceptance and transfer will be despatched by the Offerors to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder on 29 July 2003.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix of this circular.

Your faithfully,
For and on behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group, ITC Corporation group, Hanny group and China Strategic group.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular relating to the Group and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The information in this circular relating to ITC Corporation, Hanny and China Strategic, and their respective subsidiaries has been extracted or summarized from information provided by ITC Corporation, Hanny and China Strategic, at the request of the Company or from publicly available information. The Directors have made all reasonable enquiries and collectively and individually accept responsibility for the accuracy of extracts or summaries of such information.

DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered in the register required to be kept under section 352 of the SFO were as follows:

(i) *Aggregate long and short positions in shares and (in respect of equity derivatives) underlying shares of the Company*

Name of Director	Long position /short position	Nature of interest	No. of shares of the Company held	No. of underlying shares in respect of the warrants (listed equity derivative) of the Company ("2003 Warrants") held	Approximate % of the issued share capital of the Company
Chan Kwok Keung, Charles	Long position	Corporate interest *(Note)*	685,220,227	—	64.46%
	Long position	Personal interest	11,318,000	—	1.06%
	Long position	Corporate interest *(Note)*	—	115,085,927	10.83%
Cheung Hon Kit	Long position	Personal interest	400	—	0.00004%
	Long position	Personal interest	—	80	0.000008%
Law Man Wah, Conrad	Long position	Personal interest	6,445	—	0.0006%
	Long position	Personal interest	—	1,289	0.0001%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 685,220,227 shares in the Company and underlying shares in respect of 2003 Warrants for 115,085,927 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned more than one-third of the issued ordinary share capital of ITC Corporation which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares and 2003 Warrants. Out of the aforesaid 685,220,227 shares in the Company, 685,202,227 shares in the Company were pledged.

Dr. Chan Kwok Keung, Charles has concert party interest in 550,065,329 shares in the Company out of the aforesaid 685,220,227 shares in the Company pursuant to a loan agreement dated 28th October, 2002 between ITC Corporation as the borrower and Dr. Chan Kwok Keung, Charles as lender ("Concert Party Agreement").

(ii) *Aggregate long and short positions in shares and (in respect of equity derivatives) underlying shares and debentures of ITC Corporation*

Name of Director	Long position /short position	Nature of interest	No. of ordinary shares of ITC Corporation held	No. of underlying shares in respect of the convertible notes (unlisted equity derivative) of ITC Corporation held	Approximate % of the issued ordinary share capital of ITC Corporation
Chan Kwok Keung, Charles	Long position	Corporate interest *(Note a)*	219,681,911	—	34.82%
	Long position	Personal interest	—	833,333,333 *(Note b)*	132.07%

Notes:

a. *Galaxyway was a wholly-owned subsidiary of Chinaview which was, in turn, wholly owned by* Dr. Chan Kwok Keung, Charles. Dr. Chan Kwok Keung, Charles was deemed to be interested in 219,681,911 ordinary shares in ITC Corporation held by Galaxyway.

b. Dr. Chan Kwok Keung, Charles owned convertible notes issued by ITC Corporation in the principal amount of HK$250,000,000 carrying rights to convert into 833,333,333 ordinary shares of ITC Corporation at an initial conversion price of HK$0.30 per share, subject to adjustment. Out of the aforesaid convertible notes of HK$250,000,000, HK$120,000,000 convertible notes (representing 400,000,000 underlying shares) were pledged.

ITC Corporation is an associated corporation, within the meaning of Part XV of the SFO, of the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had, under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

(b) **Interests of shareholders discloseable pursuant to the SFO**

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following party had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Aggregate long and short positions in shares and (in respect of equity derivatives) underlying shares of the Company

Name	Note	Long position/ short postion	Nature of interest	No. of shares of the Company held	No. of underlying shares in respect of the 2003 Warrants (listed equity derivatives) held	Approximate % of the issued share capital of the Company
Chan Kwok Keung, Charles	1	Long position	Corporate interest	685,220,227	—	64.46%
	—	Long position	Personal interest	11,318,000	—	1.06%
	1	Long position	Corporate interest	—	115,085,927	10.83%
Ng Yuen Lan, Macy	1	Long position	Family interest	696,538,227	—	65.52%
	1	Long position	Family interest	—	115,085,927	10.83%
Chinaview	1	Long position	Corporate interest	685,220,227	—	64.46%
	1	Long position	Corporate interest	—	115,085,927	10.83%
Galaxyway	1	Long position	Corporate interest	685,220,227	—	64.46%
	1	Long position	Corporate interest	—	115,085,927	10.83%
ITC Corporation	1	Long position	Corporate interest	685,220,227	—	64.46%
	1	Long position	Corporate interest	—	115,085,927	10.83%
ITC Investment	1	Long position	Corporate interest	685,220,227	—	64.46%
	1	Long position	Corporate interest	—	115,085,927	10.83%
Hollyfield	1	Long position	Personal interest	685,220,227	—	64.46%
	1	Long position	Personal interest	—	115,085,927	10.83%
Tai Fook Securities Group Limited	2	Long position	Corporate interest	685,202,227	—	64.46%
Tai Fook (BVI) Limited	2	Long position	Corporate interest	685,202,227	—	64.46%
Tai Fook Finance Company Limited	2	Long position	Security interest	685,202,227	—	64.46%

Notes:

1. Dr. Chan Kwok Keung, Charles was deemed to be interested in 685,220,227 shares in the Company and 2003 Warrants for 115,085,927 shares in the Company by virtue of his shareholding in Chinaview. Galaxyway, a wholly-owned subsidiary of Chinaview, owned more than one-third of the issued ordinary share capital of ITC Corporation which in turn owned the entire issued share capital of ITC Investment. Hollyfield, a wholly-owned subsidiary of ITC Investment, owned these shares and 2003 Warrants. Out of the aforesaid 685,220,227 shares in the Company, 685,202,227 shares in the Company were pledged. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said shares and 2003 Warrants and 11,318,000 shares in the Company held directly by Dr. Chan Kwok Keung, Charles.

Dr. Chan Kwok Keung, Charles, Ms Ng Yuen Lan, Macy, Chinaview, Galaxyway, ITC Corporation, ITC Investment and Hollyfield were substantial shareholders of the Company.

Dr. Chan Kwok Keung, Charles has concert party interest in 550,065,329 shares in the Company out of the aforesaid 685,220,227 shares in the Company pursuant to the Concert Party Agreement. Also, ITC Corporation has concert party interest in 561,383,329 shares in the Company out of the aggregate of the aforesaid 685,220,227 shares in the Company and 11,318,000 shares in the Company held directly by Dr. Chan Kwok Keung, Charles pursuant to the Concert Party Agreement.

2. Tai Fook Security Group Limited was deemed to be interested in 685,202,227 shares in the Company as security interest by virtue of its shareholding in Tai Fook (BVI) Limited which in turn owned the entire issued share capital of Tai Fook Finance Company Limted.

(c) **Substantial shareholding in other members of the Group**

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following party, other than a Director or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group:

Name of subsidiary	Name of shareholder	% of issued share capital
Hamker Concrete Products Limited	Lau Kwok Cheung	30.0%
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Paul Y. Seli Limited	Societa Esecuzione Lavori Idraulici S.p.A.	49.0%
Paul Y. — CREC Engineering Co., Limited	China Railway Engineering Corporation	30.0%

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

SERVICE CONTRACTS

None of the Directors has entered into any service contracts with any member of the Group which is not terminable by the Group within one year without any payment of compensation, other than statutory compensation.

LITIGATION

No member of the Group is at present engaged in any litigation or claim of material importance to the Group and no litigation or claim of material importance to the Group is known to the Directors to be pending or threatened against any member of the Group.

GENERAL

a. The secretary of the Company is Ms. Mui Ching Hung, Joanna, *A.C.S.*, *A.C.I.S.*

b. The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal place of business of the Company in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

c. The branch share registrar and transfer office of the Company is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

d. The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

此乃要件　請即處理

閣下如對本通函各方面**有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下保華德祥建築集團有限公司證券，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容或因依賴該等內容而引致之任何損失承擔任何責任。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

有關強制性有條件現金收購建議之
可能須予披露交易

二零零三年七月二十九日

目　錄

頁次

釋義 1

董事會函件

緒言 4
該等收購建議之條款 5
有關德祥企業、錦興及本公司之資料 6
有關中策之資料 8
該等收購建議之條件 10
進行該等收購建議之原因 10
收購人對中策之意向 11
該等收購建議之財務資源 11
維持中策之上市地位 12
一般資料 12
其他資料 12

附錄 — 一般資料 13

釋　義

於本通函內，除文義另有所指外，以下詞語具有下列涵義：

「公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議聯合發表之公佈
「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「中策集團」	指	中策及其附屬公司
「中策購股權」	指	中策根據於一九九二年七月二十日採納之購股權計劃所授出之購股權
「中策股份」	指	中策股本中每股面值0.10港元之股份
「中策股東」	指	中策股份之持有人
「中策認股權證」	指	中策之認股權證，附帶權利可由二零零二年八月二十九日起至二零零三年十二月三十一日止(包括該日)，隨時以認購價每股中策股份0.16港元，認購165,893,682股中策股份
「中策認股權證持有人」	指	中策認股權證之持有人
「董事」	指	保華德祥之董事，包括獨立非執行董事
「執行理事」	指	證監會企業融資部之執行理事或執行理事所指派之任何人士
「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由中策董事會正式委任之獨立董事委員會，就該等收購建議提供意見
「獨立第三者」	指	與德祥企業、錦興、保華德祥及中策或其任何附屬公司之董事、主要行政人員或主要股東或彼等之任何聯繫人(定義見上市規則)概無關連，以及並非彼等之一致行動人士
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「滙富融資」	指	滙富融資有限公司，滙富証券之同集團附屬公司，為持牌法團，並為錦興及保華德祥就該等收購建議之財務顧問
「滙富証券」	指	滙富証券有限公司，滙富融資之同集團附屬公司，為持牌法團

「最後實際可行日期」	指	二零零三年七月二十四日，即本通函付印前為確認本通函所載若干資料之最後實際可行日期
「持牌法團」	指	屬於證券及期貨條例「持牌法團」所界定之人士
「上市規則」	指	聯交所證券上市規則
「該等收購建議」	指	滙富証券代表收購人提出之強制性有條件現金收購建議，以收購所有已發行中策股份及尚未行使中策認股權證(收購人及彼等之一致行動人士現時擁有之中策股份及中策認股權證除外)，及註銷所有尚未行使中策購股權
「收購建議文件」	指	將根據收購守則寄發予全體中策股東、中策認股權證持有人及中策購股權持有人之收購建議文件，載有(其中包括)該等收購建議之詳情及條款，連同接納及過戶表格
「收購人」	指	Calisan Developments Limited及威倫有限公司，分別為保華德祥及錦興之間接全資附屬公司
「一致行動人士」	指	具有收購守則所賦予之相同定義
「保華德祥」或「本公司」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「保華德祥集團」或「本集團」	指	保華德祥及其附屬公司
「中國」	指	中華人民共和國，就本通函而言，不包括香港及中華人民共和國澳門特別行政區
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份收購建議」	指	根據收購建議文件之條款及在其條件規限下，滙富証券代表收購人提出之強制性有條件現金收購建議，按每股中策股份0.139港元收購所有已發行中策股份(收購人及與其一致行動人士擁有之已發行中策股份除外)
「聯交所」	指	香港聯合交易所有限公司
「補充公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月二十一日就該等收購建議聯合發表之補充公佈

「收購守則」	指	香港公司收購及合併守則
「認股權證收購建議」	指	根據收購建議文件之條款及在其條件規限下，滙富証券代表收購人提出之強制性有條件現金收購建議，按每份中策認股權證0.001港元收購所有尚未行使中策認股權證（收購人及與其一致行動人士擁有之尚未行使中策認股權證除外）
「港元」	指	港元
「%」	指	百分比



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
黃永灝(副董事總經理)
周美華
張漢傑
羅文華
李漢潮
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

可能須予披露交易
有關滙富証券代表
收購人提出強制性有條件現金收購建議
收購全部已發行中策股份及
尚未行使之中策認股權證
(收購人及與其一致行動人士
現時擁有之中策股份及中策認股權證除外)
以及註銷所有尚未行使之中策購股權

緒言

於二零零三年七月八日，德祥企業、錦興、保華德祥及中策各自之董事會聯合宣佈，收購人透過滙富証券將提出自願有條件現金收購建議，作價分別為每股中策股份0.10港元及每份中策認股權證0.001港元(收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證除外)，以及按每份中策購股權0.001港元註銷所有尚未行使之中策購股權。收購人亦已知會中策，滙富証券將代表收購人於需要時在市場上收購其他中策股份，以增加收購人於中策之總股權至超過中策已發行股本之50%。

於二零零三年七月九日，滙富証券(代表收購人)按每股中策股份0.10港元之價格，於公開市場上收購49,665,000股中策股份，相當於中策已發行股本之5.98%。於二零零三年七月九日購買股份後，收購人及彼等之一致行動人士擁有291,675,000股中策股份之權益，相當於中策已發行股本約35.16%，故根據收購守則第26條之規定，導致於自願收購建議之收購建議期間觸發強制性收購建議。

於二零零三年七月二十一日，收購人已知會中策，為使股份收購建議之收購價對中策股東而言更具吸引力，股份收購建議之收購價已由每股中策股份0.10港元增至0.139港元，增幅為39%。

滙富証券(代表收購人)於收購建議期間內收購之中策股份及中策認股權證，將以相等比例分派予收購人。

收購人亦已通知中策，於收購建議期間結束前，滙富証券(代表收購人)將會於市場上按不高於每股中策股份0.139港元之價格收購其他中策股份。

作為其中一名收購人，即Calisan Developments Limited為保華德祥之一間間接全資附屬公司，故該等收購建議可能構成保華德祥之可能須予披露交易。本通函旨在為　閣下提供有關該等收購建議之其他資料。

該等收購建議之條款

該等收購建議將須遵從收購守則進行，而收購守則乃由執行理事監管。滙富証券(代表收購人)將提出該等收購建議，收購所有已發行中策股份及尚未行使中策認股權證(收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證除外)，以及註銷所有尚未行使中策購股權，基準如下：

每股中策股份 **現金0.139港元**

每份中策認股權證 **現金0.001港元**

註銷每份中策購股權 **現金0.001港元**

及按照載於收購建議文件內之條款。根據股份收購建議將予收購之中策股份，將連同所有未來股息及分派之權利一併收購。

根據該等收購建議將予收購之中策股份及中策認股權證於收購時，將不附帶所有產權負擔及任何第三者權利。

根據該等收購建議，就接納股份收購建議及／或認股權證收購建議之賣方從價印花稅，為代價每1,000港元或不足1,000港元支付1.00港元，而接納收購建議之中策股東及／或中策認股權證持有人將須承擔有關費用，該筆款項將從接納股份收購建議及／或認股權證收購建議應付之代價中扣除，並將由收購人支付。

股份收購建議應付之經修訂收購價為每股中策股份0.139港元，較：

- 於二零零三年七月十日(即中策股份於發表補充公佈前在聯交所買賣之最後一個交易日)在聯交所所報之收市價每股中策股份0.145港元折讓約4.14%；
- 直至二零零三年七月十日(包括該日)為止連續十個交易日在聯交所所報之平均收市價每股中策股份0.0985港元溢價約41.12%；

- 直至二零零三年七月十日(包括該日)為止連續三十個交易日在聯交所所報之平均收市價每股中策股份0.0897港元溢價約54.96%；及

- 直至二零零三年七月十日(包括該日)為止六個月期間在聯交所所報之平均收市價每股中策股份0.0901港元溢價約54.27%。

股份收購建議應付之每股中策股份代價，較按照中策於二零零二年十二月三十一日之經審核賬目計算之每股中策股份資產淨值2.08港元折讓93.32%。

鑑於刊發公佈前六個月中策股份之平均每日成交量非常稀疏，倘任何中策股東欲在公開市場出售其於中策之投資，這樣很可能令中策股份之價格大受壓力而下調。於補充公佈日期前六個月期間，中策股份在聯交所買賣之最高及最低收市價分別為每股中策股份0.15港元及0.08港元。

中策認股權證現時為價外，及將於二零零三年十二月三十一日後屆滿。因此，以0.001港元提出收購每份中策認股權證。每份中策認股權證之作價0.001港元較：

- 於二零零三年七月十日(即中策認股權證於刊發補充公佈前在聯交所買賣之最後一個交易日)在聯交所所報之收市價每份中策認股權證0.02港元折讓約95.00%；及

- 於截至二零零三年七月十日(包括該日)為止連續十個交易日在聯交所所報之平均收市價每份中策認股權證0.012港元折讓約91.67%。

中策已向中策執行董事陳玲女士發行中策購股權，根據購股權計劃可以認購價每股中策股份3.145港元認購最多達75,000股中策股份。中策購股權現時為價外。此外，每股中策股份之價格大幅低於中策購股權之行使價，及該等中策購股權為不可出讓及不可轉讓。經計及上述因素後，根據收購守則，滙富証券代表收購人向該名中策購股權持有人提出收購建議，建議其交出中策購股權，藉此以0.001港元註銷每份尚未行使之中策購股權。陳玲女士(中策購股權之持有人)已向收購人承諾，其將於該等收購建議公開供接納期間不會行使中策購股權。

假設全面接納該等收購建議，以收購價每股中策股份0.139港元、每份中策認股權證0.001港元及每份中策購股權0.001港元計，收購人應支付之現金代價，將約為74,900,000港元，其中約74,800,000港元、117,630港元及75港元將分別用作收購中策股份、中策認股權證及中策購股權。

有關德祥企業、錦興及本公司之資料

於最後實際可行日期，收購人及與彼等一致行動人士合共擁有291,675,000股中策股份，佔中策現有已發行股本約35.16%之權益總額。於最後實際可行日期，中策亦有尚未行使中策認股權證，附帶可認購165,893,682股中策股份之權利，認購價為每股

中策股份0.16港元。於全面兌換所有中策認股權證後，將會發行165,893,682股新中策股份，相當於現有已發行中策股份總額約20.0%及經發行該等新中策股份擴大後之已發行中策股份總額約16.67%。

收購人各自持有24,132,000份中策認股權證，相當於尚未行使中策認股權證約14.55%。於收購人全面兌換所有中策認股權證後，將會發行48,264,000股新中策股份，相當於現有已發行中策股份總額約5.82%及經發行該等新中策股份擴大後之已發行中策股份總額約5.50%。

有關德祥企業之資料

德祥企業為一家投資控股公司，並直接及間接在多家上市公司持有策略性投資，除保華德祥及中策外，亦於錦興、Burcon NutraScience Corporation、東方魅力集團有限公司、流動廣告有限公司、Downer EDI Limited、辰達永安旅遊(控股)有限公司、珀麗酒店集團有限公司、China Enterprises Limited及MRI Holdings Limited中擁有權益。除透過保華德祥經營之該等業務外，德祥企業集團之主要業務包括投資及物業持有、提供融資，以及買賣建築材料和機器。

有關Calisan Developments Limited及保華德祥之資料

Calisan Developments Limited為其中一名收購人，為於一九九一年五月二日在英屬處女群島註冊成立之有限公司，及為一家投資控股公司，於最後實際可行日期直接持有145,492,500股中策股份(佔中策已發行股本約17.54%)及24,132,000份中策認股權證(佔全部尚未行使中策認股權證約14.55%)。根據每股中策股份認購價為0.16港元，於Calisan Developments Limited全面兌換中策認股權證時，將須發行24,132,000股新中策股份，相當於現有已發行中策股份總數約2.91%，及相當於經發行該等新中策股份擴大後之已發行中策股份總數約2.83%。Calisan Developments Limited為保華德祥之間接全資附屬公司。

保華德祥集團之主要業務包括樓宇建築、土木工程、專項工程、物業發展及投資，以及製造及買賣建築材料。其業務主要集中於香港和中國。德祥企業實益擁有保華德祥約64.46%權益。

有關威倫有限公司及錦興之資料

威倫有限公司為其中一名收購人，為於二零零零年八月二十一日在香港註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，威倫有限公司及其一致行動人士分別直接持有145,492,500股及690,000股中策股份(佔中策已發行股本約17.54%及0.08%)。此外，威倫有限公司直接持有24,132,000份中策認股權證(佔全部尚未行使中策認股權證約14.55%)。根據每股中策股份認購價為0.16港元，於威倫有限公司全面兌換中策認股權證時，將須發行24,132,000股新中策股份，相當於現有已發行中策股份總數約2.91%，及相當於經發行該等新中策股份擴大後之已發行中策股份總數約2.83%。威倫有限公司為錦興之間接全資附屬公司。

錦興集團之主要業務包括買賣電腦相關產品及消費電子產品。錦興亦從事買賣證券及投資資訊科技業務。德祥企業實益擁有錦興約28.26%權益。

有關中策之資料

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。

於最後實際可行日期，陳國強博士間接持有德祥企業已發行普通股股本約34.82%，彼亦直接持有保華德祥已發行股本約1.06%。

鑑於陳國強博士為德祥企業之控股股東，於最後實際可行日期，根據證券及期貨條例第十五部，彼被視為於由保華德祥集團持有之145,492,500股中策股份及24,132,000份中策認股權證中擁有權益。

此外，錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士分別持有650,000股中策股份（佔中策已發行股本約0.08%）及40,000股中策股份（佔中策已發行股本約0.005%）。

除上文所披露者外，陳國強博士及德祥企業、錦興及保華德祥之其他董事及彼等各自之一致行動人士並無持有任何中策股份、中策認股權證及／或中策購股權。除透過錦興及保華德祥於中策持有之權益外，德祥企業並無於中策持有任何直接及／或間接權益。

於最後實際可行日期，收購人及與彼等一致行動人士持有中策已發行股本約35.16%。假設該等收購建議完成時獲全面接納及於收購人減持於中策之權益以維持公眾持有中策股份不少於25%前，收購人及與彼等一致行動人士將持有中策已發行股本100%。

以下為摘錄自中策截至二零零二年十二月三十一日止兩個財政年度之經審核綜合財務報表之中策財務資料：

	二零零二年 千港元	二零零一年 千港元
除税前虧損	(695,566)	(1,001,147)
税項	(18,041)	(5,982)
未計少數股東權益之虧損	(713,607)	(1,007,129)
少數股東權益	236,500	408,399
中策股東應佔日常業務虧損淨額	(477,107)	(598,730)
有形資產淨值	1,728,935	2,167,946

該等收購建議將導致保華德祥之現金及銀行結餘減少，而投資金額則增加。所產生之負債數額將視該等收購建議所動用之外借資金數額而定。於該等收購建議之前，由於保華德祥持有少於20%之中策股權，故保華德祥並無於其財務報表中將中策列為聯營公司。於成功完成該等收購建議後，保華德祥將能夠確認中策為保華德祥之聯營公司。因此，保華德祥之收益表將會透過應佔中策之盈利或虧損之方式反映中策之財務表現。

下圖概列緊接刊登補充公佈前及於全面接納該等收購建議後，中策之股權架構圖：

於刊登補充公佈前



全面接納該等收購建議後但於收購人減持於中策之權益前：



於全面接納該等收購建議及收購人減持於中策之權益後：



附註：

1. 於最後實際可行日期，德祥企業及陳國強博士分別間接及直接持有保華德祥之已發行股本64.46%及1.06%。德祥企業、錦興及保華德祥之董事張漢傑先生持有保華德祥400股股份（佔保華德祥已發行股本0.00004%），及保華德祥董事羅文華先生持有保華德祥6,445股股份（佔保華德祥已發行股本0.0006%）。除上文所述者外，保華德祥已發行股本餘下之34.48%由公眾投資者持有。

2. 於最後實際可行日期，收購人及彼等之一致行動人士（錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士）分別擁有290,985,000股及690,000股中策股份（馬慧敏女士及李礫女士分別擁有650,000股中策股份及40,000股中策股份）之權益，分別相當於中策已發行股本約35.08%及0.08%。中策已發行股本餘下之64.84%由公眾投資者持有，其中11.62%之中策已發行股本由中策之前主席兼前董事黃鴻年先生持有。

該等收購建議之條件

該等收購建議須待收購人已接獲接納收購中策股份附帶之投票權，連同於該等收購建議前或於該等收購建議期間已收購或同意將予收購之任何投票權，將導致收購人及與其一致行動人士合共持有附帶投票權之中策股份超過50%後，方可作實。

務請注意，收購人須受上述條件所限制及有關該等收購建議之可能須予披露交易不一定會進行。投資者於買賣保華德祥證券時務請加倍審慎行事。

進行該等收購建議之原因

由於中策股份流通量偏低，該等收購建議讓中策股東及中策認股權證持有人，有機會變現於中策之投資。此外，於刊發公佈前六個月期間，中策股份之平均每日成

交量非常稀疏。倘任何中策股東欲在公開市場出售彼等於中策之投資，這樣很可能令中策股份之價格大受壓力而下調。

倘收購人透過在市場購買或透過接納股份收購建議而成功收購中策股份，收購人將可透過改善彼等應佔中策資產淨值，提升彼等於中策之投資，以及減低彼等於中策之平均投資成本。

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。收購人認為該等收購建議可鞏固其與中策之聯繫，以及提升其在中國之形象。考慮到於近十年以來，中國經濟一直維持良好之推動力及中國人民之消費能力已逐步得到改善，收購人預期，中策於中國之投資及業務將會為收購人帶來長期財務利益。目前，由於錦興及保華德祥各自持有中策少於20%權益，故彼等概無於各自之財務報表中將中策列作聯營公司。於成功完成該等收購建議後，收購人將可確認中策為聯營公司，從而提升錦興及保華德祥集團之長期投資價值。

收購人對中策之意向

該等收購建議本身將不會導致中策集團或受中策控制之任何聯營公司之董事會、管理層、業務或持續聘用中策僱員(包括董事)出現任何變動。

於該等收購建議完成後，收購人擬繼續中策之現有業務，收購人現時無意重新調配中策集團之固定資產。此外，收購人亦無意於緊隨該等收購建議完成後即時向中策集團注入任何資產或業務及／或出售任何中策集團資產或業務。

於收購建議期間將由滙富証券代表收購人收購之中策股份及中策認股權證，將以相等比例分派予收購人。為確保於該等收購建議後中策股份及中策認股權證不少於25%將由公眾人士持有，收購人將盡快減持彼等於中策之權益。於該等收購建議及減持後，中策將成為錦興及保華德祥之聯營公司。

根據收購守則第2.4條，倘收購人之董事面對利益衝突，將須就提出收購建議是否符合收購人股東之利益取得充份獨立意見。該等意見必須於公佈收購建議前取得。然而，在這情況下，如收購守則第2.4條附註3所載，若只是主要由於收購人及中策之董事身兼兩方之董事而引致之利益衝突，則收購守則第2.4條並不適用。

該等收購建議之財務資源

滙富融資已獲收購人委任就該等收購建議給予意見，及滙富融資信納收購人可從滙富証券批予收購人之貸款融資額60,000,000港元，獲得充裕財務資源，而餘額14,900,000港元則將會以收購人之內部資源撥資，令收購人可支付全面接納該等收購建議。根據收購人與滙富証券訂立之貸款及抵押協議，收購人同意抵押收購人實益擁有之290,985,000股中策股份及收購人於收購建議期間內根據股份收購建議或其他方法將予收購之任何中策股份予滙富証券，作為滙富証券授予收購人之貸款融資之擔保。

維持中策之上市地位

收購人將不會行使強制收購權力。收購人現擬於該等收購建議完成後維持中策於聯交所之上市地位。收購人及中策已向聯交所承諾，於該等收購建議完成後將會盡快採取適當步驟，以確保公眾人士持有不少於25%中策股份及中策認股權證。倘該等收購建議完成時中策股份及中策認股權證少於25%由公眾人士持有，收購人之董事現擬於該等收購建議完成後一個月內採取適當步驟，可能包括配售予獨立第三者以減持彼等於中策之權益。

聯交所已表明，將會密切監察中策股份及中策認股權證在聯交所買賣之情況。倘聯交所相信：

- **中策股份及中策認股權證存在或可能存在虛假市場；或**

- **公眾人士持有之中策股份及中策認股權證數量太少，不足以維持有秩序之市場，則其將行使其決定權，暫停中策股份及中策認股權證之買賣。**

就此而言，須注意倘於該等收購建議完成後，中策股份及中策認股權證之公眾持股量可能不足，因此，中策股份及中策認股權證可能暫停買賣，直至達到足夠之公眾持股量為止。

只要中策仍維持上市公司地位，聯交所將會密切監察中策日後所有收購或出售資產。中策及其附屬公司進行任何收購或出售資產，將須受上市規則之條文規限。根據上市規則，聯交所可決定要求中策就中策之建議收購及出售資產向中策股東刊發通函及發表公佈，不論建議收購或出售資產之規模大小，尤其是倘中策建議收購及出售資產，導致中策偏離其主要業務。聯交所有權根據上市規則，將中策之一系列收購及出售資產彙集處理，這樣可能導致中策被視為一名新上市申請人，並須受上市規則對新上市申請人之規定所限制。

一般資料

收購建議文件

一份載有(其中包括)該等收購建議之詳情及條款之收購建議文件，連同接納及過戶表格，將於二零零三年七月二十九日由收購人寄發予全體中策股東、中策認股權證持有人及中策購股權持有人。

其他資料

務請垂注載於本通函附錄之其他資料。

此致

列位本公司股東　台照及
　列位本公司認股權證持有人　參照

代表董事會
主席
陳國強博士
謹啟

二零零三年七月二十九日

責任聲明

本通函所載資料乃遵照上市規則提供有關本集團、德祥企業集團、錦興集團及中策集團之資料。

董事願就本通函所載有關本集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，並無遺漏任何事實，致令本通函內之任何聲明有所誤導。

本通函所載有關德祥企業、錦興及中策，及其附屬公司之資料乃摘錄或撮錄自德祥企業、錦興及中策，應本公司之要求而提供之資料或已公佈之資料。董事在作出一切合理查詢後願就有關資料之摘要或撮要之準確性共同及個別承擔責任。

權益披露

(a) 董事權益

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何相聯法團(定義見證券及期貨條例十五部)之股份、相關股份及債券中持有根據證券及期貨條例第十五部第7與第8部分及上市公司董事進行證券及交易之標準守則必須向本公司及聯交所申報及必須列入根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉(包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉)如下：

(i) 本公司股份及(有關股本衍生工具)相關股份之好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持本公司股份數目	所持有關本公司認股權證(「二零零三年認股權證」)(上市股本衍生工具)之相關股份數目	佔本公司已發行股本概約百分比
陳國強博士	好倉	公司權益(附註)	685,220,227	–	64.46%
	好倉	個人權益	11,318,000	–	1.06%
	好倉	公司權益(附註)	–	115,085,927	10.83%
張漢傑	好倉	個人權益	400	–	0.00004%
	好倉	個人權益	–	80	0.000008%
羅文華	好倉	個人權益	6,445	–	0.0006%
	好倉	個人權益	–	1,289	0.0001%

附註：陳國強博士由於擁有Chinaview International Limited(「Chinaview」)之股權而被視作擁有685,220,227股本公司股份及可認購115,085,927股本公司股份之二零零三年認股權證相關股份之權益。Galaxyway Investments Limited(「Galaxyway」)為Chinaview之全資附屬公司，並擁有三份之一以上德祥企業已發行普通股本，而德祥企業繼而擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited(「Hollyfield」)則擁有該等股份及二零零三年認股權證。於上述之685,220,227股本公司股份中，685,202,227股本公司股份已抵押。

根據德祥企業(作為借款人)與陳國強博士(作為貸款人)於二零零二年十月二十八日訂立之貸款協議(「一致行動人士協議」),陳國強博士於上述之685,220,227股本公司股份中之其中550,065,329股本公司股份中擁有一致行動人士權益。

(ii) 德祥企業股份及(有關股本衍生工具)相關股份以及債券之好倉及淡倉總額

董事姓名	好倉/淡倉	權益性質	所持德祥企業普通股數目	所持有德祥企業之可換股票據(非上市股本衍生工具)之相關股份數目	佔德祥企業已發行普通股股本概約百分比
陳國強博士	好倉	公司權益(附註a)	219,681,911	—	34.82%
	好倉	個人權益	—	833,333,333 (附註b)	132.07%

附註:

a. Galaxyway為Chinaview之全資附屬公司,而Chinaview則由陳國強博士全資擁有。陳國強博士被視為於Galaxyway所持有之219,681,911股德祥企業普通股中擁有權益。

b. 陳國強博士擁有由德祥企業發行本金額為250,000,000港元之可換股票據,附有可按初步換股價每股0.30港元(可予調整)轉換成833,333,333股德祥企業普通股之權利。於上述250,000,000港元之可換股票據中,其中120,000,000港元之可換股票據(相當於400,000,000股相關股份)已抵押。

德祥企業為本公司之聯營公司(定義見證券及期貨條例第十五部)。

除上文所披露者外,於最後實際可行日期,各董事或本公司主要行政人員概無根據證券及期貨條例第十五部第7及第8部分於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或債券中擁有(或根據證券及期貨條例之有關規定被認為或視作擁有)任何權益或淡倉,或任何必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內的權益,或任何根據上市規則所載上市公司董事進行證券交易之標準守則必須向本公司及聯交所申報之權益。

(b) **根據證券及期貨條例須予披露之股東權益**

於最後實際可行日期，據本公司董事及主要行政人員所知，下列人士於本公司股份或相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向本公司披露之權益或淡倉：

本公司股份及（有關股本衍生工具）相關股份之好倉及淡倉總額

姓名	附註	好倉／淡倉	權益性質	所持本公司股份數目	所持有關二零零三年認股權證（上市股本衍生工具）之相關股份數目	佔本公司已發行股本百分比
陳國強博士	1	好倉	公司權益	685,220,227	–	64.46%
	–	好倉	個人權益	11,318,000	–	1.06%
	1	好倉	公司權益	–	115,085,927	10.83%
伍婉蘭	1	好倉	家族權益	696,538,227	–	65.52%
	1	好倉	家族權益	–	115,085,927	10.83%
Chinaview	1	好倉	公司權益	685,220,227	–	64.46%
	1	好倉	公司權益	–	115,085,927	10.83%
Galaxyway	1	好倉	公司權益	685,220,227	–	64.46%
	1	好倉	公司權益	–	115,085,927	10.83%
德祥企業	1	好倉	公司權益	685,220,227	–	64.46%
	1	好倉	公司權益	–	115,085,927	10.83%
ITC Investment	1	好倉	公司權益	685,220,227	–	64.46%
	1	好倉	公司權益	–	115,085,927	10.83%
Hollyfield	1	好倉	個人權益	685,220,227	–	64.46%
	1	好倉	個人權益	–	115,085,927	10.83%
大福證券集團有限公司	2	好倉	公司權益	685,202,227	–	64.46%
Tai Fook (BVI) Limited	2	好倉	公司權益	685,202,227	–	64.46%
大福財務有限公司	2	好倉	保證權益	685,202,227	–	64.46%

附註：

1. 陳國強博士由於擁有Chinaview之股權而被視作擁有685,220,227股本公司股份及可認購115,085,927股本公司股份之二零零三年認股權證之權益。Galaxyway為Chinaview之全資附屬公司，並擁有三份之一以上德祥企業已發行普通股本，而德祥企業繼而擁有ITC Investment全部已發行股本。ITC Investment之全資附屬公司Hollyfield則擁有該等股份及二零零三年認股權證。於上述之685,220,227股本公司股份中，其中685,202,227股本公司股份已抵押。陳國強博士之配偶伍婉蘭女士被視作於上述股份、二零零三年認股權證及由陳國強博士直接持有之11,318,000股本公司股份中擁有權益。

陳國強博士、伍婉蘭女士、Chinaview、Galaxyway、德祥企業、ITC Investment及Hollyfield為本公司之主要股東。

根據一致行動人士協議，陳國強博士於上述之685,220,227股本公司股份中之550,065,329股本公司股份中擁有一致行動人士權益。另亦根據一致行動人士協議，德祥企業於上述之685,220,227股股份中之561,383,329股本公司股份中擁有一致行動人士權益，其中11,318,000股本公司股份由陳國強博士直接持有。

2. 由於大福證券集團有限公司擁有Tai Fook (BVI) Limited之股權，而Tai Fook (BVI) Limited則擁有大福財務有限公司之全部已發行股本，故被視作於本公司685,202,227股股份中擁有權益作為保證權益。

(c) 於本集團其他成員公司中之主要股權

於最後實際可行日期，據本公司董事及主要行政人員所知，下列人士(本公司董事或行政總裁除外)直接或間接擁有面值10%或以上之任何類別股本(附有在一切情況下於本集團任何其他成員公司之股東大會上投票之權利)：

附屬公司名稱	股東姓名	佔已發行股本百分比
恒加混凝土製品有限公司	劉國祥	30.0%
朗成設計工程(香港)有限公司	傳藝工程策劃有限公司	45.0%
Paul Y. Seli Limited	Societa Esecuzione Lavori Idraulici S.p.A.	49.0%
保華中鐵工程有限公司	中國鐵路工程總公司	30.0%

除上文所披露者外，於最後實際可行日期，本公司董事及主要行政人員並不知悉任何人士於本公司股份或相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向本公司披露之權益或淡倉，或直接或間接擁有面值10%或以上之任何類別股本(附有在一切情況下於本公司任何其他成員公司之股東大會上投票之權利)。

服務合約

各董事概無與本集團任何成員公司訂立任何不可於一年內免付補償(法定補償除外)而終止之服務合約。

訴訟

本集團各成員公司目前概無牽涉任何就本集團而言乃屬重大之訴訟或索償要求，而就董事所知，本集團各成員公司亦概無任何尚未了結或蒙受威脅而對本集團乃屬重大之訴訟或索償要求。

一般事項

a. 本公司之秘書為梅靜紅小姐*A.C.S., A.C.I.S.*。

b. 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而在香港之主要營業地點設於香港九龍觀塘鴻圖道51號保華企業中心31樓。

c. 本公司之股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

d. 本通函之中、英文本如有任何歧義，概以英文本為準。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your licensed securities dealers, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in and, or, warrants of China Strategic Holdings Limited, you should at once hand this document and the accompanying white and pink forms of acceptance to the purchaser, transferee or to the bank, licensed securities dealers or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)



Mandatory conditional cash offer by



Kingsway SW Securities Limited

on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Financial adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited



Kingsway Capital Limited

A letter from Kingsway SW Securities containing, among other things, the details of the terms of the Offers is set out on pages 5 to 14 of this document.

The procedures for acceptance of the Offers is set out on pages 13 to 14 and in Appendix I to this document and in the accompanying relevant form(s) of acceptance and form of renunciation. Acceptances of the Share Offer and Warrant Offer should be received by Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and the acceptance of the Option Offer should be received by the company secretary of China Strategic at the office of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong both by no later than 4:00 p.m. on 26 August 2003, or such later time and, or date as the Offerors may decide and announce.

29 July 2003

CONTENTS

		Page
Expected timetable		1
Definitions		2
Letter from Kingsway SW Securities		5
Appendix I	**— Further terms of the Offers**	15
Appendix II	**— General and other information**	22



EXPECTED TIMETABLE

Expected date of despatch of the Offeree Document *(Note 1)* . . . . Tuesday, 12 August 2003

Latest time and date for receiving acceptance . . . . 4:00 p.m. on Tuesday, 26 August 2003

Announcement posted on Stock Exchange's website announcing whether the Offers have expired or have become or have been declared unconditional . . . . 7:00 p.m. on Tuesday, 26 August 2003

First closing date of the Offers *(Notes 2, 3, 4 and 5)* . . . . Tuesday, 26 August 2003

Announcement of the results of the Offers to be published in the newspapers . . . . Wednesday, 27 August 2003

Final closing date of the Offers (assuming the Offers are declared unconditional on 26 August 2003) . . . . Tuesday, 9 September 2003

Latest date for posting of remittances for the amount due under the Offers in respect of valid acceptances received on or before the latest time for acceptance if the Offers become or are declared unconditional on the first closing date *(Note 6)* . . . . Friday, 19 September 2003

Notes:

1. Under the Takeovers Code, China Strategic is required to post the Offeree Document to China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder within 14 days of posting of this document (unless the Executive consents to a later date).

   In the event that the Offeree Document may not be posted within 14 days of 29 July 2003 as required under the Takeovers Code, the Offerors intend to extend the Offer Period by the same number of business days in respect of such delay in the posting of the Offeree Document.

2. Under the Takeovers Code, where the Offeree Document is posted after the date on which this document is posted, the Offers must remain open for acceptance for at least 28 days following the date on which this document is posted. Although the Offerors do not intend to extend the Offers, they reserve the right to do so.

3. The Offers will close on Tuesday, 26 August 2003 unless the Offerors revise or extend the Offers in accordance with the Takeovers Code. Following the close of the Offers, an announcement of the result of the Offers will be published on the Stock Exchange's website by 7:00 p.m. on the closing date and will be republished in newspaper on Wednesday, 27 August 2003.

4. The Offerors will make an announcement as and when the Offers have become unconditional. Pursuant to the Takeovers Code, the Offers will remain open for acceptance for not less than 14 days after the Offers have been declared unconditional.

5. Pursuant to the Takeovers Code, the Offers shall not be kept open after the expiry of 60 days from the date of the posting of this document which is 26 September 2003 unless the Offers have previously become unconditional.

6. The consideration payable for the China Strategic Shares, China Strategic Warrants and China Strategic Options tendered under the Offers will be paid within 10 days of the later of the date of receipt by the Registrar or China Strategic (as the case may be) of all requisite documents to render the acceptance under the Offers complete and valid, and the date when the Offers become or are declared unconditional. Please refer to the paragraph headed "Acceptance and settlement" in the letter from Kingsway SW Securities on pages 13 to 14 of this document.

All time references contained in this document refer to Hong Kong time.

In this document, the following expressions have the meanings set out below unless the context requires otherwise:

"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Clearing
"China Strategic"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"China Strategic Group"	China Strategic and its subsidiaries
"China Strategic Option(s)"	share option(s) granted by China Strategic under the share option scheme adopted on 20th July, 1992
"China Strategic Optionholder"	holder of China Strategic Options
"China Strategic Share(s)"	share(s) of HK$0.10 each in the share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of China Strategic Share(s)
"China Strategic Warrant(s)"	warrant(s) of China Strategic carrying rights to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share, at any time from 29th August, 2002 up to and including 31st December, 2003
"China Strategic Warrantholder(s)"	holder(s) of China Strategic Warrant(s)
"Dr. Charles Chan"	Dr. Chan Kwok Keung, Charles, the chairman and executive director of ITC Corporation, Hanny, Paul Y. - ITC, and China Strategic
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegates of the Executive Director
"Hanny"	Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Hanny Group"	Hanny and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Clearing"	Hong Kong Securities Clearing Company Limited
"Independent Board Committee"	the independent board committee of China Strategic to be appointed by the board of China Strategic for the purpose of advising the Independent China Strategic Shareholders, the Independent China Strategic Warrantholders and the China Strategic Optionholder in respect of the Offers
"Independent China Strategic Shareholder(s)"	China Strategic Shareholder(s) other than the Offerors and their concert parties
"Independent China Strategic Warrantholder(s)"	China Strategic Warrantholder(s) other than the Offerors and their concert parties

"Independent Third Parties"	parties not connected nor acting in concert with the directors, chief executives or substantial shareholders of China Strategic or any of its subsidiaries or an associate of any of them
"ITC Corporation"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"ITC Corporation Group"	ITC Corporation and its subsidiaries
"Joint Announcement"	the joint announcement made by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic on 8 July 2003 regarding the Offers
"Kingsway Capital"	Kingsway Capital Limited, a fellow subsidiary of Kingsway SW Securities, a Licensed Corporation and the financial adviser to Hanny and Paul Y. - ITC in relation to the Offers
"Kingsway SW Securities"	Kingsway SW Securities Limited, a fellow subsidiary of Kingsway Capital and a Licensed Corporation
"Latest Practicable Date"	26 July 2003, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information for inclusion in this document
"Licensed Corporation"	a party falling within the definition of "licensed corporation" in the SFO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offer Period"	the period commencing from Tuesday, 8 July 2003, being the date of Joint Announcement giving, amongst other things, details on the Offers until whichever is the latest of (a) the date which the Offers close for acceptances and (b) the date when the Offers lapse
"Offeree Document"	the response document to be issued by China Strategic to the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder in accordance with the provisions of the Takeovers Code containing, among other things, the recommendation of the Independent Board Committee and the advice of the independent financial adviser in respect of the Offers, and is expected to be despatched within 14 days of the date of this document
"Offerors"	Calisan Developments Limited and Well Orient Limited, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively
"Offers"	the Share Offer, Warrant Offer and Option Offer
"Option Offer"	the mandatory conditional cash offer of HK$0.001 per China Strategic Option to cancel all the outstanding China Strategic Options on the terms and subject to the conditions contained in this document and the Pink Form of Renunciation
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange

"Paul Y. - ITC Group"	Paul Y. - ITC and its subsidiaries
"Pink Form of Renunciation"	the pink form of renunciation and acceptance for the Option Offer which accompanies this document
"PRC"	The People's Republic of China and for the purpose of this document, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Registrar"	Standard Registrars Limited, the share and warrant registrar of China Strategic, at Ground Floor, Bank of East Asia, Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
"Relevant Period"	the period commencing on the date falling six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	mandatory conditional cash offer of HK$0.139 per China Strategic Share to acquire all the issued shares in China Strategic, other than those China Strategic Shares presently owned by the Offerors and their concert parties, on the terms and conditions set out in this document and the White Form of Acceptance
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Announcement"	the announcement dated 21 July 2003 made jointly by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic regarding the Offers
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Warrant Offer"	the mandatory conditional cash offer of HK$0.001 per China Strategic Warrant to acquire all the outstanding China Strategic Warrants, other than those China Strategic Warrants presently owned by the Offerors and their concert parties, on the terms and conditions set out in this document and the Yellow Form of Acceptance
"White Form of Acceptance"	the white form of acceptance and transfer for the Share Offer which accompanies this document
"Yellow Form of Acceptance"	the yellow form of acceptance and transfer for the Warrant Offer which accompanies this document
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

Kingsway Group

5/F., Hutchison House, 10 Harcourt Road, Central, Hong Kong.
Tel. No.: (852) 2877-1830 Fax No.: (852) 2868-3570



29 July 2003

To the Independent China Strategic Shareholders,
the Independent China Strategic Warrantholders
and the China Strategic Optionholder

Dear Sir or Madam,

Mandatory conditional cash offer by Kingsway SW Securities Limited on behalf of the Offerors, each being indirect wholly-owned subsidiary of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

INTRODUCTION

Referring to the Joint Announcement dated 8 July 2003 issued by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic with respect to the Offers in which the Offerors announced to make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Shares and HK$0.001 for each China Strategic Warrant respectively other than those already owned by the Offerors and their concert parties, in order to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of the issued share capital of China Strategic, Kingsway SW Securities has been appointed by the Offerors to stand in the market to acquire China Strategic Shares at a price of no more than HK$0.10 per China Strategic Share. On 9 July 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 China Strategic Shares, representing 5.98% of the issued share capital of China Strategic, at the open market at a price of HK$0.10 per China Strategic Share. After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

On 21 July 2003, the Offerors have notified China Strategic that the offer price under the Share Offer is to be increased from HK$0.10 to HK$0.139 per China Strategic Share and the Offerors, through Kingsway SW Securities, will make a mandatory conditional cash offer at the price of HK$0.139 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

The Offers are conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer Period, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

This letter sets out the the terms of the Offers and information on the Offerors. Acceptance of the Offers is subject to the terms set out in Appendix I to this document, White Form of Acceptance, Yellow Form of Acceptance and Pink Form of Renunciation accompanying this document. **Under the Takeovers Code, the Offeree Document is expected to be sent to you within 14 days from the date of this document and it will contain a letter from the Independent Board Committee to be formed to advise you on the Offers and a letter of advice from the independent financial adviser in these respects. You are urged to wait for the receipt of the Offeree Document and read the contents thereof before deciding whether or not to accept the Offers.**

THE OFFERS

Kingsway SW Securities is making conditional cash offers, on behalf of Offerors, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than those already owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options on the following bases pursuant to the Takeovers Code:

The Share Offer

For each China Strategic Share ....HK$0.139 in cash

The price of HK$0.139 for each China Strategic Share represents:

— a premium of approximately 54.44% to the closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange on 27 June 2003, being the last trading day immediately preceding the date of the Joint Announcement;

— a discount of approximately 4.14% to the closing price of HK$0.145 per China Strategic Share as quoted on the Stock Exchange on 10 July 2003, being the last trading day immediately preceding the date of Supplemental Announcement;

— a premium of approximately 56.18% to the average closing price of HK$0.089 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 27 June 2003;

— a premium of approximately 41.12% to the average closing price of HK$0.0985 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003;

— a premium of approximately 61.63% to the average closing price of HK$0.086 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 27 June 2003;

— a premium of approximately 54.96% to the average closing price of HK$0.0897 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 10 July 2003;

— a premium of approximately 54.44% to the average closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 27 June 2003;

— a premium of approximately 54.27% to the average closing price of HK$0.0901 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 10 July 2003; and

— a discount of approximately 93.32% to the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002.

The Warrant Offer

For each China Strategic Warrant ....HK$0.001 in cash

The China Strategic Warrants are currently out-of-the-money and will expire after 31 December 2003. Accordingly, an offer at HK$0.001 is being made for each China Strategic Warrant. The price of HK$0.001 per China Strategic Warrant represents:

— a discount of approximately 95.00% to the closing price of HK$0.02 per China Strategic Warrant as quoted on the Stock Exchange on 10 July 2003, being the last trading day immediately preceding the date of the Joint Announcement;

— a discount of approximately 91.67% to the average closing price of HK$0.012 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003

The Option Offer

For cancellation of each China Strategic Option ....HK$0.001 in cash

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, options to subscribe for up to 75,000 China Strategic Shares under its share option scheme at a subscription price of HK$3.145 per China Strategic Share. The China Strategic Options are currently out-of-the-money. Further, the price of each China Strategic Share is substantially lower than the subscription price of the China Strategic Options and these China Strategic Options are non-assignable and non-transferable. Taking into consideration the above factors, Kingsway SW Securities is making an offer, on behalf of the Offerors, to the China Strategic Optionholder for her to surrender her China Strategic Options for cancellation at HK$0.001 for each China Strategic Option outstanding pursuant to the Takeovers Code. On 8 July 2003, Ms. Chan Ling, Eva has undertaken to the Offerors that she will not exercise her China Strategic Options during the Offer Period.

Total consideration

As at the Latest Practicable Date, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing 35.16% of the issued share capital of China Strategic. Assuming full acceptance of the Offers, the cash consideration payable by the Offerors at the offer price of HK$0.139 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will amount to approximately HK$74.9 million, in which approximately HK$74.8 million, HK$117,630 and HK$75 will be used for the acquisition of China Strategic Shares, China Strategic Warrants and China Strategic Options respectively.

Condition of the Offers

The Share Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offers, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

The Warrant Offer and Option Offer are conditional on the Share Offer becoming or being declared unconditional.

Sufficiency of financial resources

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offers and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities and the remaining HK$14.9 million will be financed by internal resources of the Offerors, to enable the Offerors to satisfy full acceptance of the Offers. Pursuant to the loan and mortgage agreements between the Offerors and

Kingsway SW Securities, the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired by the Offerors under the Share Offer or otherwise during the Offer Period to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

Latest time for acceptances

The latest time for acceptances is 4:00 p.m. on Tuesday, 26 August 2003. The Offerors do not intend to extend the time for acceptance of the Offers but reserve the right to do so.

In the event that the Offeree Document may not be posted within 14 days of 29 July 2003 as required under the Takeovers Code, the Offerors intend to extend the Offer Period by the same number of business days in respect of such delay in the posting of the Offeree Document.

Effect of accepting the Offers

By accepting the Offers and upon the Offers becoming or being declared unconditional, China Strategic Shareholders or China Strategic Warrantholders will sell their China Strategic Shares or China Strategic Warrants free from all liens, claims and encumbrances and with all rights attached, including the right to receive all dividends and distributions declared, made or paid after the close of the Offers, whereas China Strategic Optionholder will surrender her China Strategic Options for cancellation. **An acceptor of the Offers is entitled to withdraw his acceptance after 21 days from the first closing date, if the Offers have not by then become unconditional. Such entitlement to withdraw shall be exercisable until the Offers become unconditional. Save as aforesaid, acceptances of the Offers shall be irrevocable and not capable of being withdrawn, except as permitted under the Takeovers Code.**

Stamp duty

Pursuant to the Offers, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholders and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

Dealings and holdings in the China Strategic Shares and China Strategic Warrants

Before the Offer Period commenced on 8 July 2003, each of the Offerors is interested in 120,660,000 China Strategic Shares, representing approximately 14.55% of the issued share capital of China Strategic, or together in an aggregate of 241,320,000 China Strategic Shares, representing 29.10% of the issued share capital of China Strategic. On 9 July 2003, the Offerors jointly purchased and divided equally between themselves a total of 49,665,000 China Strategic Shares on the market, representing approximately 5.98% of the issued share capital of China Strategic. After the purchase made on 9 July 2003, each of the Offerors is interested in 145,492,500 China Strategic Shares, representing 17.54% of the issued share capital of China Strategic or together in an aggregate of 290,985,000 China Strategic Shares, representing approximately 35.08% of the issued share capital of China Strategic.

Together with the 690,000 China Strategic Shares owned by the concert parties of the Offerors (Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary), as at the Latest Practicable Date, Hanny and Paul Y. - ITC, through the Offerors and their concert parties, are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic.

Save for the purchase made on 9 July 2003, neither the Offerors nor any of the parties acting in concert with them have dealt in the China Strategic Shares or China Strategic Warrants or other securities of China Strategic during the Relevant Period.

In addition, Hanny and Paul Y. - ITC, through the Offerors, are interested in 48,264,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 48,264,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by the Offerors, representing approximately 5.82% of the existing total issued China Strategic Shares and approximately 5.50% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

As at the Latest Practicable Date, Dr. Charles Chan indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC. In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

By virtue of his being the controlling shareholder of ITC Corporation, Dr. Charles Chan is deemed to be interested in 145,492,500 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC Group. As ITC Corporation indirectly holds approximately 28.26% of the issued ordinary share capital of Hanny, Dr. Charles Chan is a concert party of Hanny.

Save as disclosed above, Dr. Charles Chan and other directors of ITC Corporation, Hanny and Paul Y. - ITC and their respective concert parties do not hold any China Strategic Shares and/or China Strategic Warrants and/or China Strategic Options.

INFORMATION ABOUT THE OFFERORS

Information about Calisan Developments Limited and Paul Y. - ITC

Calisan Developments Limited, one of the Offerors, is a limited liability company which was incorporated in the British Virgin Islands on 2 May 1991 and it is an investment holding company. As at the Latest Practicable Date, Calisan Developments Limited directly holds 145,492,500 China Strategic Shares, representing approximately 17.54% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC.

The principal business of Paul Y. - ITC Group includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. Paul Y. - ITC is beneficially owned as to approximately 64.46% by ITC Corporation.

Information about Well Orient Limited and Hanny

Well Orient Limited, one of the Offerors, is a limited liability company which was incorporated in Hong Kong on 21 August 2000 and it is an investment holding company. As at the Latest Practicable Date, Well Orient Limited and its concert parties directly hold 146,182,500 China Strategic Shares, representing approximately 17.62% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Well Orient Limited is an indirect wholly-owned subsidiary of Hanny.

The principal business of Hanny Group includes trading of computer related products and consumer electronic products. Hanny also trades securities and invests in information technology businesses. Hanny is beneficially owned as to approximately 28.26% by ITC Corporation.

THE INTENTION OF THE OFFERORS REGARDING CHINA STRATEGIC

Business of China Strategic

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

The Offers will not of itself result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of China Strategic Group or any of its associated companies under the control of China Strategic.

Following the close of the Offers, the Offerors intend to continue the existing business of China Strategic Group and currently the Offerors have no intention to re-deploy fixed assets of China Strategic Group. Further, the Offerors have no intention to inject any assets or businesses into and/or dispose of any assets or businesses from China Strategic Group immediately after completion of the Offers.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offers will be distributed to the Offerors in equal proportion. To ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public after the Offers, the Offerors will place down their interests in China Strategic as soon as possible. China Strategic will become an associated company of Hanny and Paul Y. - ITC after the Offers and the placing.

The following charts summarise the shareholding structure of China Strategic immediately before the publication of the Supplemental Announcement and after full acceptance of the Offers:

Before the publication of the Supplemental Announcement



After full acceptance of the Offers but before the Offerors place down their interests in China Strategic:



After full acceptance of the Offers and the Offerors place down their interests in China Strategic:



Notes:

1. Before the Offer Period commenced on 8 July 2003 the Offerors are interested in an aggregrate 241,320,000 China Strategic Shares, representing 29.1% of the issued share capital of China Strategic. On 9 July 2003, the Offerors purchased 49,665,000 China Strategic Shares on the market, representing 5.98% of the issued share capital of China Strategic. After the purchase made on 9 July 2003, each of the Offerors is interested in 145,492,500 China Strategic Shares representing 17.54% of the issued share capital of China Strategic.
2. As at the Latest Practicable Date, the concert parties of the Offerors are interested in 690,000 China Strategic Shares, out of which 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

REASONS FOR THE ACQUISITION

To the extent that the Offerors are successful in acquiring China Strategic Shares either through market purchases or through acceptances to the Share Offer, the Offerors will be able to enhance their investment in China Strategic by improving their share of the net assets of China Strategic and reduce their average investment cost in China Strategic.

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The Offerors consider that the Offers could strengthen their ties with China Strategic and enhance their profile in the PRC. Having considered the economy in the PRC has maintained good impetus and the consumption power of Chinese people has steadily improved throughout this decade, the Offerors expect that the investments and businesses of China Strategic in the PRC will contribute long-term financial benefit to the Offerors. Before the Offers, since Hanny and Paul Y. - ITC each holds less than 20% interest in China Strategic, neither of them accounts for China Strategic as an the associated company in their respective financial statements. After the successful completion of the Offers, the Offerors will be able to recognise China Strategic as the associated company of Hanny and Paul Y. - ITC Group which will enhance the long term investment value of the Offerors.

MAINTAINING THE LISTING STATUS OF THE COMPANY

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offers will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offers closes, should there be less than 25% of China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps which may include, placing down their interest in China Strategic to Independent Third Parties within one month after closing of the Offers.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**
- **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offers, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by China Strategic. Any acquisitions or disposals of assets by China Strategic and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require China Strategic to issue a circular and an announcement to its shareholders irrespective of the size of the proposed acquisitions and disposals of assets by China Strategic, particularly where such proposed acquisitions and disposals of assets by China Strategic represent a departure from the principal activities of China Strategic. The Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by China Strategic and any such acquisitions and disposals of assets may result in China Strategic being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

TAXATION

China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offers. It is emphasized that none of Kingsway Capital, Kingsway SW Securities, the Offerors or any of their respective directors or any persons involved in the Offers accepts responsibility for any tax effects on, or liabilities of, any person or persons as a result of their acceptance of the Offers.

PROCEDURES FOR ACCEPTANCE

The Share Offer and the Warrant Offer

To accept the Share Offer, you should complete the accompanying White Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Share Offer.

To accept the Warrant Offer, you should complete the accompanying Yellow Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Warrant Offer.

The completed form(s) of acceptance should then be forwarded, together with the relevant China Strategic Share certificate(s) and/or China Strategic Warrant certificate(s) and/or transfer receipt(s) and/or any document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of China Strategic Shares and/or China Strategic Warrants in respect of which you intend to accept the Share Offer and/or the Warrant Offer, by post or by hand, to Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in an envelope marked "China Strategic Share Offer" and/or "China Strategic Warrant Offer" as soon as possible but in any event not later than 4:00 p.m. on Tuesday, 26 August 2003 or such later date as the Offerors may determine and announce. No acknowledgement of receipt of any form(s) of acceptance, China Strategic Share certificate(s) and/or China Strategic Warrant certificate(s), transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

The Option Offer

To accept the Option Offer, you should complete the accompanying Pink Form of Renunciation with the instructions printed thereon, which instructions form part of the terms and conditions of the Option Offer, and then deliver the Pink Form of Renunciation together with the relevant China Strategic Option certificate(s) for the whole of your holding of the China Strategic Options, or for the number of China Strategic Options in respect of which you accept the Option Offer by post or by hand to China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong for the attention of the company secretary of China Strategic, in an envelope marked "China Strategic Option Offer", as soon as possible but in any event not later than 4:00 p.m. on Tuesday, 26 August 2003. No acknowledgement of receipt of Pink Form of Renunciation and China Strategic Option certificate(s) will be given.

Your attention is drawn to the further details regarding the procedures for acceptance set out in Appendix I to this document and the accompanying White Form of Acceptance, Yellow Form of Acceptance and Pink Form of Renunciation. The attention of the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder with registered addresses outside Hong Kong is also drawn to the section headed "General" in Appendix I to this document.

SETTLEMENT OF THE CONSIDERATION

Remittances in respect of the consideration payable for the China Strategic Shares, China Strategic Warrants and China Strategic Options tendered under the Offers will be posted within 10 days of the later of the date the Offers become or are declared unconditional and the date of receipt by the Registrar (in respect of the Share Offer and the Warrant Offer) or China Strategic (in respect of the Option Offer) of all the relevant documents to render the relevant acceptances under the Offers complete and valid. If the Offers lapse, certificates of China Strategic Shares and/or China Strategic Warrants and/or China Strategic Options, or other relevant documents tendered to the Offers will be posted to those who accepted the Offers within 10 days of the lapse of the Offers.

FURTHER TERMS OF THE OFFERS

Further terms and conditions of the Offers, including the procedures for acceptance and the acceptance period of the Offers are set out in Appendix I on pages 15 to 21 of this document and the accompanying White Form of Acceptance, Yellow Form of Acceptance and Pink Form of Renunciation.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices which form part of this document.

Yours faithfully,
For and on behalf of
Kingsway SW Securities Limited
William Ka Chung Lam
Director

1. PROCEDURE FOR ACCEPTANCE

If you decide to accept the Share Offer and, or, the Warrant Offer, please complete and sign the accompanying relevant form(s) of acceptance in accordance with the instructions thereon in respect of your holdings of China Strategic Shares and, or, China Strategic Warrants, as the case may be. Please then return the original form(s) of acceptance duly completed together with the relevant China Strategic Share certificate(s) and, or, China Strategic Warrant certificate(s), and, or, transfer receipt(s) and, or other document(s) of title and, or, any satisfactory indemnity or indemnities required in respect thereof for the whole of your holding of China Strategic Shares and, or , China Strategic Warrants, or for not less than the number of China Strategic Shares and, or, amount of China Strategic Warrants in respect of which you accept the Share Offer or Warrant Offer, as the case may be, to the Registrar, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Tuesday, 26 August 2003, or such later time and, or date as the Offerors may decide. Acceptances received after 4:00 p.m. on such closing day will only be valid if the Offers are revised or extended before the closing date, or if the Offers have become or been declared unconditional by 4:00 p.m. on such closing date.

If you decide to accept the Option Offer, please complete and sign the accompanying Pink Form of Renunciation in accordance with the instructions thereon in respect of your holdings of China Strategic Options. Please then return the original Pink Form of Renunciation duly completed together with the China Strategic Option certificate(s) for the whole of your holding of China Strategic Options, or for not less than the number of China Strategic Options in respect of which you accept the Option Offer to the company secretary of China Strategic at the office of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Tuesday, 26 August 2003, or such later time and, or date as the Offerors may decide. Acceptances received after 4:00 p.m. on such closing day will only be valid if the Offers are revised or extended before the closing date, or if the Offers have become or been declared unconditional by 4:00 p.m. on such closing date.

Share Offer

Subject to the Share Offer becoming or being declared unconditional and provided that the White Form of Acceptance, the China Strategic Share certificate(s) and, or transfer receipt(s) and, or other documents of title, and, or any satisfactory indemnity or indemnities required in respect thereof, are completed and in good order and have been received by the Registrar before the close of the Share Offer, cheques in respect of the relevant consideration will be posted at the risk of the accepting China Strategic Shareholders within ten days of the later of:

— the date on which the Share Offer becomes or is declared unconditional; and

— the receipt of all the relevant documents by the Registrar to render the acceptance under the Share Offer complete and valid.

If the China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title for your China Strategic Shares are in the name of a nominee company or some name other than your own, and you wish to accept the Share Offer you must either:

— lodge your China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, with the nominee company, or other nominee, with instructions authorising it to accept the Share Offer on your behalf and requesting it to deliver the White Form of Acceptance, duly completed together with the relevant China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to the Registrar; or

— arrange for the China Strategic Shares to be registered in your name by the Registrar and send the completed White Form of Acceptance to them together with the relevant China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof; or

— if you have deposited your China Strategic Shares with CCASS, instruct your broker to authorise HKSCC Nominees Limited to accept the Share Offer on your behalf on or before the deadline set by HKSCC Nominees Limited before the closing date. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker for the timing on processing your instruction, and submit your instruction to your broker as required.

If the China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities in respect thereof, of your China Strategic Shares are not readily available or is, are, lost and you wish to accept the Share Offer, you should nevertheless complete and sign the White Form of Acceptance and deliver it to the Registrar and arrange for the relevant China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to be forwarded to the Registrar as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, or that they are not readily available. If you have lost your China Strategic Share certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

If you have lodged a transfer of China Strategic Share for registration in your name but have not yet received your China Strategic Share certificate(s) and you wish to accept the Share Offer, you should nevertheless complete the White Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offerors or their agents to collect, on your behalf, the relevant China Strategic Share certificate(s) when issued and to deliver such China Strategic Share certificate(s) to the Registrar, subject to the terms of the Share Offer, as if they were China Strategic Share certificates delivered to the Registrar with the White Form of Acceptance.

The cash consideration due will not be despatched until the relevant China Strategic Share certificate and, or transfer receipt and, or any other documents of title (and, or a satisfactory indemnity or indemnities in respect of any lost Share certificate) have been received by the Registrar and otherwise subject to the terms and conditions of the Share Offer. However, an acceptance may not be counted towards fulfilling the acceptance condition unless it is received on or before the latest time for acceptance set out in this document, the White Form of Acceptance is duly completed and is accompanied by the relevant China Strategic Share certificate(s) and, or, transfer receipts and, or, other documents of title or certified by the Registrar or the Stock Exchange.

No acknowledgement of receipt of any White Form(s) of Acceptance, China Strategic Share certificate(s), and, or, transfer receipt(s) and, or, any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

If the Offers lapse, China Strategic Shares certificates and other relevant documents tendered to the Share Offer will be posted to those who accepted the Share Offer within 10 days of the lapse of the Offers.

Warrant Offer

Subject to the Warrant Offer becoming or being declared unconditional and provided that the Yellow Form of Acceptance, the China Strategic Warrant certificate(s) and, or transfer receipt(s) and, or other documents of title, and, or any satisfactory indemnity or indemnities required in respect thereof, are completed and in good order and have been received by the Registrar before the close of the Warrant Offer,

cheques in respect of the relevant consideration will be posted at the risk of accepting China Strategic Warrantholders within ten days of the later of:

— the date on which the Warrant Offer becomes or is declared unconditional; and

— the receipt of all the relevant documents by the Registrar to render the acceptance under the Warrant Offer complete and valid.

If the China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title for your China Strategic Warrants are in the name of a nominee company or some name other than your own, and you wish to accept the Warrant Offer you must either:

— lodge your China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, with the nominee company, or other nominee, with instructions authorising it to accept the Warrant Offer on your behalf and requesting it to deliver the Yellow Form of Acceptance, duly completed together with the relevant China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to the Registrar; or

— arrange for the China Strategic Warrants to be registered in your name by the Registrar and send the completed Yellow Form of Acceptance to them together with the relevant China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof; or

— if you have deposited your China Strategic Warrants with CCASS, instruct your broker to authorise HKSCC Nominees Limited to accept the Warrant Offer on your behalf on or before the deadline set by HKSCC Nominees Limited before the closing date. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker for the timing on processing your instruction, and submit your instruction to your broker as required.

If the China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities in respect thereof, of your China Strategic Warrants are not readily available or is, are, lost and you wish to accept the Warrant Offer, you should nevertheless complete and sign the Yellow Form of Acceptance and deliver it to the Registrar and arrange for the relevant China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to be forwarded to the Registrar as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, or that they are not readily available. If you have lost your China Strategic Warrant certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

If you have lodged a transfer of China Strategic Warrants for registration in your name but have not yet received your China Strategic Warrant certificate(s) and you wish to accept the Warrant Offer, you should nevertheless complete the Yellow Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offerors or their agents to collect, on your behalf, the relevant China Strategic Warrant certificate(s) when issued and to deliver such Warrant certificate(s) to the Registrar, subject to the terms of the Warrant Offer, as if they were China Strategic Warrant certificates delivered to the Registrar with the Yellow Form of Acceptance.

The cash consideration due will not be despatched until the relevant China Strategic Warrant certificate and, or transfer receipt and, or any other documents of title (and, or a satisfactory indemnity or indemnities in respect of any lost China Strategic Warrant certificate) have been received by the Registrar and otherwise subject to the terms and conditions of the Warrant Offer. However, an acceptance may not be counted towards fulfilling the acceptance condition unless it is received on or before the latest time for

acceptance set out in this document, the Yellow Form of Acceptance is duly completed and is accompanied by the relevant China Strategic Warrant certificate(s) and, or, transfer receipts and, or, other documents of title or certified by the Registrar or the Stock Exchange.

No acknowledgement of receipt of any Yellow Form(s) of Acceptance, China Strategic Warrant certificate(s), and, or, transfer receipt(s) and, or, any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

If the Offers lapse, the China Strategic Warrants certificates and other relevant documents tendered to the Warrant Offer will be posted to those who accepted the Warrant Offer within 10 days of the lapse of the Offers.

Option Offer

Subject to the Option Offer becoming or being declared unconditional and provided that the Pink Form of Renunciation, the China Strategic Option certificate(s) for the whole of your holding of China Strategic Options, or for the number of China Strategic Options in respect of which you accept the Option Offer, are completed and in good order and have been received by the company secretary of China Strategic before the close of the Option Offer, cheques in respect of the relevant consideration will be posted at the risk of accepting China Strategic Optionholder within ten days of the later of:

- the date on which the Option Offer becomes or is declared unconditional; and
- the receipt of all the relevant documents by the company secretary of China Strategic to render the acceptance under the Option Offer complete and valid.

If the China Strategic Option certificate(s) of your China Strategic Options is/are, lost and you wish to accept the Option Offer, you should nevertheless complete and sign the Pink Form of Renunciation and deliver it to the company secretary of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and arrange for the relevant China Strategic Option certificate(s) to be forwarded to the company secretary of China Strategic at the office of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your China Strategic Option certificate(s).

The cash consideration due will not be despatched until the relevant China Strategic Option certificate and, or a satisfactory indemnity or indemnities in respect of any lost China Strategic Option certificate has been received by the Company secretary of China Strategic and otherwise subject to the terms and conditions of the Option Offer.

No acknowledgement of receipt of any Pink Form of Renunciation, China Strategic Option certificate, or, transfer receipt and, or, any other documents of title will be given.

If the Offers lapse, the China Strategic Options certificates and other relevant documents tendered to the Option Offer will be posted to those who accepted the Option Offer within 10 days of the lapse of the Offers.

2. ACCEPTANCE PERIOD AND REVISIONS

The Offerors reserve the right to revise or extend the Offers after the despatch of this document.

Unless the Offers have previously been extended or revised or the Offers have previously become or been declared unconditional, the Offers will close and acceptance must be received by 4:00 p.m. on the closing date.

If the Offers become or are declared unconditional, the Offers will remain open for acceptance for not less than fourteen days from the date on which the Offerors announce that the Offers have become or are declared unconditional.

The Offers shall not be capable of:

— becoming or being declared unconditional after the expiry of 60 days from the date of posting of this document; or

— being kept open after that date, provided that the Offerors reserve the right, with the permission of the Executive under the Takeovers Code, to extend the Offers to a later time and, or, date.

If the Share Offer or the Warrant Offer or the Option Offer is revised, it will remain open for acceptance for a period of not less than 14 days following the date on which the revised offer document is posted. The benefit of any revision of the Share Offer or the Warrant Offer or the Option Offer will be available to any China Strategic Shareholder whether or not he or she has previously accepted the Share Offer or any China Strategic Warrantholder whether or not he or she has previously accepted the Warrant Offer or any China Strategic Optionholder who has previously accepted the Option Offer. The execution by or on behalf of any China Strategic Shareholder or China Strategic Warrantholder or China Strategic Optionholder who has previously accepted the Share Offer or the Warrant Offer or the Option Offer under any White Form of Acceptance or Yellow Form of Acceptance or Pink Form of Renunciation shall be deemed to constitute acceptance of the revised Share Offer or Warrant Offer or Option Offer, unless such China Strategic Shareholder or China Strategic Warrantholder or China Strategic Optionholder becomes entitled to withdraw his acceptance and duly does so.

3. ANNOUNCEMENTS

(a) By 6:00 p.m. on the closing date (or such later time and/or date as the Executive agrees), the Offerors shall inform the Executive and the Stock Exchange that the Offers have been closed or extended and shall publish an announcement on the Stock Exchange's website by 7:00 p.m. on the closing date of Offers stating whether the Offers have been revised or extended, has expired or has become or been declared unconditionally. The Offerors shall republish such announcement in newspapers on the next business day to that effect. The announcement shall state the total number of the China Strategic Shares:

— for which acceptances of the Offers have been received;

— held, controlled or directed by the Offerors or persons acting in concert with them before the Offer Period; and

— acquired or agreed to be acquired during the Offer Period by the Offerors or any persons acting in concert with them.

The announcement shall include the details of voting rights, rights over China Strategic Shares, derivatives and arrangements as required by Rule 3.5(c), (d) and (f) of the Takeovers Code. The announcement shall also specify the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers.

If the Offerors is unable to comply with any of the requirements of Rule 19 of the Takeovers Code, the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive, until the requirements of Rule 19 can be met.

(b) In computing the number of China Strategic Shares, China Strategic Warrants and the China Strategic Options represented by acceptances. Acceptances which are not in all respects in order or that are subject to verification will be separately stated.

(c) As required under the Takeovers Code and the Listing Rules, any announcement in relation to the Offers, in respect of which the Executive and the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper being in each case a newspaper which is published daily and circulated generally in Hong Kong.

4. RIGHT OF WITHDRAWAL

An acceptor of the Offers is entitled to withdraw his acceptance after 21 days from the first closing date, if the Offers have not by then become unconditional. Such entitlement to withdraw shall be exercisable until the Offers become unconditional. Save as aforesaid, acceptances shall be irrevocable and cannot be withdrawn except in circumstances set out in Rule 19.2 of the Takeovers Code, which provides that if the Offerors are unable to comply with any of the requirements of making announcements relating to the Offers under the Takeovers Code as described under the section headed "Announcements" above, the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive, until such requirements can be met.

5. GENERAL

(a) All communications, notices, forms of acceptance, certificates of China Strategic Shares, China Strategic Warrants and China Strategic Options, transfer receipts, other documents of title and remittances to be delivered by or sent to or from China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of China Strategic, the Offerors, or any of their agents accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(b) The provisions set out in the accompanying form(s) of acceptance and form of renunciation form part of the Offers.

(c) The accidental omission to despatch this document and/or form(s) of acceptance and/or form of renunciation or any of them to any person to whom the Offers is made will not invalidate the Offers in any way.

(d) The Offers and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e) Due execution of the form(s) of acceptance and form of renunciation will constitute an authority to any director of China Strategic or such person or persons as China Strategic may direct to complete and execute any document on behalf of the person accepting the Share Offer and/or the Warrant Offer and/or Option Offer and to do any other act that may be necessary or expedient for the purposes of vesting in the Offerors or such person or persons as it may direct the China Strategic Shares and/or China Strategic Warrants and/or China Strategic Options in respect of which such person has accepted the Offers.

(f) Acceptance of the Share Offer and/or the Warrant Offer and/or Option Offer by any person or persons will be deemed to constitute a warranty by such person or persons to the Offerors that the China Strategic Shares and/or the China Strategic Warrants and/or China Strategic Options acquired under the Offers are sold by any such person or persons free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights attaching thereto including the rights to receive all future dividends or other distributions declared, paid or made on the China Strategic Shares and/or the China Strategic Warrants and/or China Strategic Options after the closing of the Offers.

(g) Pursuant to the Offers, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholder and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

(h) The Offerors do not intend to exercise any right to acquire compulsorily any China Strategic Shares not acquired under the Offers after the Offers have closed but reserve the right to do so.

(i) References to the Offers in this document and in the form(s) of acceptance and form of renunciation shall include any revision and/or extension thereof.

(j) The making of the Offers to persons with a registered address in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person who wishes to accept the Offers to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction.

(k) The consideration payable to any China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder under the Offers, after deduction of respective seller's ad valorem stamp duty, will be settled by posting remittances in accordance with the terms of the Offers and without regard to any lien, right of set-off, counterclaim or other analogous rights to which the Offerors may otherwise be, or claim to be, entitled against such China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder.

(l) The English text of this document and the form(s) of acceptance and the form of renunciation shall prevail over the Chinese text for the purpose of interpretation.

1. RESPONSIBILITY STATEMENT

(a) The issue of this document has been approved by the directors of Hanny, Paul Y. - ITC and the Offerors.

(b) This document includes particulars given in compliance with the SFO and the Takeovers Code for the purpose of giving information with regard to the Offerors and the Offers.

(c) The directors of the Offerors accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquires, that to the best of his knowledge and belief, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document misleading.

(d) The information relating to China Strategic Group and their respective shareholders included in this document has been extracted from information publicly available. The only responsibility accepted by the directors of the Offerors in respect of the information relating to China Strategic has been to ensure that it has been correctly extracted and the extractions are not misleading and based on the information publicly available.

2. MARKET PRICES

China Strategic Shares

The table below shows the closing prices of the China Strategic Shares quoted on the Stock Exchange on the last trading day for each of the six calendar months immediately preceding the date of the Joint Announcement, on the last trading day immediately preceding the date of the Joint Announcement and the last trading day immediately preceding the date of the Supplemental Announcement and on the Latest Practicable Date:

Date	Closing price per China Strategic Share *HK$*
2002	
31st December	0.100
2003	
30th January	0.090
28th February	0.094
31st March	0.090
30th April	0.090
30th May	0.080
27th June	0.090
10th July	0.145
Latest Practicable Date	0.145

The highest and lowest closing price per China Strategic Share recorded on the Stock Exchange during the Relevant Period were HK$0.145 and HK$0.080 respectively.

China Strategic Warrants

The table below shows the closing prices of the China Strategic Warrants quoted on the Stock Exchange on the last trading day for each of the six calendar months immediately preceding the date of the Joint Announcement, on the last trading day immediately preceding the date of the Joint Announcement and the last trading date immediately preceding the date of the Supplemental Announcement and on the Latest Practicable Date:

Date	Closing price per China Strategic Warrant *HK$*
2002	
31st December	0.01
2003	
30th January	0.01
28th February	0.01
31st March	0.01
30th April	0.01
30th May	0.01
27th June	0.01
10th July	0.02
Latest Practicable Date	0.02

The highest and lowest closing price per China Strategic Warrant recorded on the Stock Exchange during the Relevant Period were HK$0.02 and HK$0.01 respectively.

3. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, Hanny and Paul Y. - ITC, through the Offerors and their concert parties, are interested in 291,675,000 China Strategic Shares, representing an aggregate interest of approximately 35.16% of the existing issued share capital of China Strategic.

In addition, Hanny and Paul Y. - ITC, through the Offerors, are interested in 48,264,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 48,264,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by the Offerors, representing 5.82% of the existing total issued China Strategic Shares and about 5.50% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

As at the Latest Practicable Date, Dr. Charles Chan indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC. In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

By virtue of his being the controlling shareholder of ITC Corporation, Dr. Charles Chan is deemed to be interested in 145,492,500 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC Group.

Save as stated above, the Offerors, directors of the Offerors and persons acting in concert with the Offerors are not interested in any securities of China Strategic.

Save for the 290,985,000 China Strategic Shares and any China Strategic Shares to be acquired by the Offerors under the Share Offer or otherwise during the Offer Period pledged by the Offerors to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities and the 49,665,000 China Strategic Shares purchased by Kingsway SW Securities on behalf of the Offerors on 9 July 2003, as at the Latest Practicable Date, Kingsway Capital and Kingsway SW Securities do not have any beneficial interest in the China Strategic Shares or China Strategic Warrants and have not dealt in any, China Strategic Shares or China Strategic Warrants as principal during the Relevant Period.

4. DEALINGS IN CHINA STRATEGIC SHARES AND CHINA STRATEGIC WARRANTS

Save for the acquisitions by the Offerors of 49,665,000 China Strategic Shares on the market at a price of HK$0.10 per share made on 9 July 2003, neither the Offerors nor any of the parties acting in concert with them and the directors of the Offerors have dealt in the China Strategic Shares or China Strategic Warrants or other securities of China Strategic during the Relevant Period.

5. CONSENT

Kingsway SW Securities is a licensed corporation under the SFO and it has given and have not withdrawn its written consent to the issue of this document with the inclusion herein of its letter and references to its names, in the form and context in which it appears herein.

6. GENERAL

(a) Save for Ms. Chan Ling, Eva (the holder of China Strategic Options) has undertaken to the Offerors that she will accept the Option Offer, as at the Latest Practicable Date, no person who own or control China Strategic Shares and/or China Strategic Warrants had irrevocably committed himself or the intention, prior to the posting of this document, to accept or reject the Offers. The abovementioned undertaking by Ms. Chan Ling, Eva will be ceased if the Offers lapse.

Save for the China Strategic Options, Ms. Chan Ling, Eva was not interested and has not dealt in any China Strategic Shares or China Strategic Warrants or other securities of China Strategic during the Relevant Period.

(b) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 of Rule 22 of the Takeovers Code with the Offerors or with any party acting in concert with the Offerors.

(c) There is no payment or other benefit to be made or given to any directors of China Strategic or any of its subsidiary as compensation for loss of office or otherwise in connection with the Offers.

(d) As at the Latest Practicable Date, there are no agreements, arrangements or understandings (including any compensation arrangement) exists between the Offerors or their concert parties and any of the directors and recent directors of China Strategic or China Strategic Shareholders and recent China Strategic Shareholders, China Strategic Warrantholders and recent China Strategic Warrantholders, China Strategic Optionholder and recent China Strategic Optionholders or any person having any connection with or dependence upon the Offers.

(e) As at the Latest Practicable Date, there was no agreement, arrangement or understanding between the Offerors and any other persons for the transfer of the beneficial interests in China Strategic Shares and China Strategic Warrants acquired by the Offerors under the Offers other than the loan and mortgage agreements entered into between the Offerors and Kingsway SW Securities, pursuant to which the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired by the Offerors under Share Offer or otherwise during the Offer Period to Kingsway SW Securities.

(f) ITC Corporation is the controlling shareholder of Paul Y. - ITC and substantial shareholder of Hanny. The directors of ITC Corporation are Dr. Charles Chan, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Wong Kun To, Mr. Cheung Hon Kit, Mr. Lai, Dominic and Mr. Chuck, Winston Calptor. Dr. Charles Chan is the controlling shareholder of ITC Corporation.

(g) The registered office of ITC Corporation is at Clarendon House, Church Street, Hamilton HM 11, Bermuda and its principal place of business in Hong Kong is at 33rd Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(h) The address of Dr. Charles Chan is at 33rd Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(i) Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC. The directors of Paul Y. - ITC are Dr. Charles Chan, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad, Mr. Lee Hon Chiu, Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

(j) The registered office of Paul Y. - ITC is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and its principal place of business in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(k) Well Orient Limited is an indirect wholly-owned subsidiary of Hanny. The directors of Hanny are Dr. Charles Chan, Dr. Allan Yap, Mr. Lui Siu Tsuen, Richard, Mr. Chan Kwok Hung, Mr. Fok Kin Ning, Canning, Ms. Shih Edith (alternate to Mr. Fok Kin Ning, Canning), Mr. Ip Tak Chuen, Edmond, Mr. Cheung Hon Kit, Mr. Yuen Tin Fan, Francis, Mr. Tsang Link Carl, Brian, Ms. Ma Wai Man, Catherine and Mr. Kwok Ka Lap, Alva.

(l) The registered office of Hanny is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and its principal place of business in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(m) The registered office of Calisan Developments Limited is at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The correspondence address in Hong Kong of Calisan Developments Limited is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(n) The directors of Calisan Developments Limited are Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna and Mr. Chan Fut Yan.

(o) The registered office of Well Orient Limited is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(p) The directors of Well Orient Limited are Dr. Allan Yap and Mr. Lui Siu Tsuen, Richard.

(q) The address of Kingsway Capital, the financial advisers to Hanny and Paul Y. - ITC, is at 5th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(r) The address of Kingsway SW Securities is at 5th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(s) The English text of this document, the forms of acceptance and form of renunciation shall prevail over the Chinese text.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of the Offerors during normal business hours while the Offers remain open for acceptance;

(a) the memorandum of association and articles of association of the Offerors;

(b) the Joint Announcement and Supplemental Announcement;

(c) the letter from Kingsway SW Securities, the text of which is set out on pages 5 to 14 of this document; and

(d) the letter of consent from Kingsway SW Securities referred to in this Appendix.

(e) the undertaking by Ms. Chan Ling, Eva referred to in this Appendix.

此乃要件　請即處理

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中策集團有限公司股份及／或認股權證，應立即將本文件連同隨附之白色及粉紅色接納表格送交買主、承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）



滙富証券有限公司

代表
Calisan Developments Limited及威倫有限公司
（分別為保華德祥建築集團有限公司
及錦興集團有限公司
之間接全資附屬公司）
提出強制性有條件現金收購建議，
收購中策全部已發行股份及尚未行使中策認股權證，
（收購人及與彼等一致行動人士
現時擁有之中策股份及中策認股權證除外），
及註銷所有尚未行使中策購股權

錦興集團有限公司及
保華德祥建築集團有限公司之財務顧問



滙富融資有限公司

本文件第5至第14頁載列載有（其中包括）該等收購建議之條款詳情之滙富証券函件。

接納該等收購建議之手續載於本文件第13至14頁及附錄一與隨附之有關接納表格及放棄表格內。接納股份收購建議與認股權證收購建議之文件及接納購股權收購建議之文件，無論如何最遲須於二零零三年八月二十六日下午四時正，或由收購人決定及公佈之較後時間及或日期之前，送交標準證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）（就股份收購建議及認股權證收購建議）及中策之公司秘書（地址為香港九龍觀塘鴻圖道51號保華企業中心8樓中策辦公室）（就購股權收購建議），方為有效。

二零零三年七月二十九日

目　　錄

頁次

預期時間表 1

釋義 2

滙富証券函件 5

附錄一　－　該等收購建議之其他條款 15

附錄二　－　一般及其他資料 22

預期時間表

預期寄發被收購人文件之日期(附註1) .... 二零零三年八月十二日星期二

接受接納之最後期限 .... 二零零三年八月二十六日星期二下午四時正

在聯交所網站上刊登公佈，宣佈
該等收購建議是否已期滿失效或已成為
或已宣佈成為無條件 .... 二零零三年八月二十六日星期二下午七時正

該等收購建議之首次截止日期(附註2、3、4及5) .... 二零零三年八月二十六日星期二

於報章刊登該等收購建議結果之公佈之日期 .... 二零零三年八月二十七日星期三

該等收購建議之最終截止日期
(假設該等收購建議於二零零三年
八月二十六日宣佈成為無條件) .... 二零零三年九月九日星期二

就所接獲之有效接納於最後接納限期或之
前寄發該等收購建議應付款項滙款之最後限期
(倘該等收購建議於首次截止日期成為或
宣佈成為無條件)(附註6) .... 二零零三年九月十九日星期五

附註:

1. 根據收購守則，中策須於寄發本文件後14日內，將被收購人文件寄予中策股東、中策認股權證持有人及中策購股權持有人(除非獲執行理事同意協定一個較後日期)。

   倘未能根據收購守則由二零零三年七月二十九日起計14日內寄發被收購人文件，則收購人擬按照延期寄發被收購人文件所涉及之營業日之相同日數，將收購建議期間延長。

2. 根據收購守則，倘於寄發本文件日期後始將被收購人文件寄出，則收購人必須於寄發本文件日期後最少28日內維持接受接納該等收購建議。雖然收購人無意延長該等收購建議，惟彼等保留延長該等收購建議之權利。

3. 除非收購人根據收購守則修訂或延長該等收購建議之可供接納期間，否則該等收購建議將會於二零零三年八月二十六日星期二截止。於該等收購建議截止後，將會於截止日期下午七時正前在聯交所網站上刊登該等收購建議之結果公佈，並將會於二零零三年八月二十七日星期三於報章上再次刊登。

4. 收購人將於該等收購建議已成為無條件時發表公佈。根據收購守則，將於該等收購建議宣佈成為無條件後最少14日內維持接受接納該等收購建議。

5. 根據收購守則，除非該等收購建議已於之前成為無條件，否則於由寄發本文件日期(即二零零三年九月二十六日)起計之60日期間屆滿後，不得接受接納該等收購建議。

6. 根據該等收購建議交出之中策股份、中策認股權證及中策購股權之應付代價，分別將會於過戶登記處或中策(視情況而定)接獲接受該等收購建議而交出之一切所需填妥及有效之文件之日期及該等收購建議成為或宣佈成為無條件之日期兩者中之較後日期後十日內支付。請參閱本文件第13至第14頁滙富証券函件中「接納及付款」一段。

本文件所載之所有時間均指香港時間。

釋　義

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人」	指	具有上市規則所賦予之涵義
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統
「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「中策集團」	指	中策及其附屬公司
「中策購股權」	指	中策根據於一九九二年七月二十日採納之購股權計劃所授出之購股權
「中策購股權持有人」	指	中策購股權之持有人
「中策股份」	指	中策股本中每股面值0.10港元之股份
「中策股東」	指	中策股份之持有人
「中策認股權證」	指	中策之認股權證，附帶權利可由二零零二年八月二十九日起至二零零三年十二月三十一日止(包括該日)，隨時以認購價每股中策股份0.16港元，認購165,893,682股中策股份
「中策認股權證持有人」	指	中策認股權證之持有人
「陳國強博士」	指	陳國強博士，德祥企業、錦興、保華德祥及中策之主席兼執行董事
「執行理事」	指	證監會企業融資部之執行理事或由執行理事委派之任何代表
「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「錦興集團」	指	錦興及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「獨立董事委員會」	指	中策董事會將委任之中策獨立董事委員會，以向獨立中策股東、獨立中策認股權證持有人及中策購股權持有人就該等收購建議提供意見
「獨立中策股東」	指	收購人及彼等之一致行動人士以外之中策股東
「獨立中策認股權證持有人」	指	收購人及彼等之一致行動人士以外之中策認股權證持有人

「獨立第三方」	指	與中策或其任何附屬公司之董事、行政總裁或主要股東或彼等之任何聯繫人概無關連或並非與上述人士一致行動之人士
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「德祥企業集團」	指	德祥企業及其附屬公司
「聯合公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議作出之聯合公佈
「滙富融資」	指	滙富融資有限公司，滙富証券之同集團附屬公司，為持牌法團，並為錦興及保華德祥就該等收購建議之財務顧問
「滙富証券」	指	滙富証券有限公司，滙富融資之同集團附屬公司，為持牌法團
「最後實際可行日期」	指	二零零三年七月二十六日，即本文件付印前為確認本文件所載若干資料之最後實際可行日期
「持牌法團」	指	屬於證券及期貨條例「持牌法團」所界定之人士
「上市規則」	指	聯交所之證券上市規則
「收購建議期間」	指	由二零零三年七月八日星期二(即刊登載列(其中包括)該等收購建議之詳情之聯合公佈之日)起至(a)該等收購建議截止接納之日或(b)該等收購建議作廢之日(兩者以較遲者為準)
「被收購人文件」	指	根據收購守則之條文，中策將予刊發予中策股東、中策認股權證持有人及中策購股權持有人之回應文件，載有(其中包括)獨立董事委員會就該等收購建議之推薦建議及獨立財務顧問就該等收購建議之意見，並預期由本文件刊發日期起計14日內寄發
「收購人」	指	Calisan Developments Limited及威倫有限公司，分別為保華德祥及錦興之間接全資附屬公司
「該等收購建議」	指	股份收購建議、認股權證收購建議及購股權收購建議
「購股權收購建議」	指	根據本文件及粉紅色放棄表格所載之條款及條件，以每份中策購股權0.001港元之價格提出強制性有條件現金收購建議，以註銷所有尚未行使中策購股權
「保華德祥」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市

「保華德祥集團」	指	保華德祥及其附屬公司
「粉紅色放棄表格」	指	本文件隨付之購股權收購建議之粉紅色放棄及接納表格
「中國」	指	中華人民共和國，就本文件而言，不包括香港、中華人民共和國澳門特別行政區及台灣
「過戶登記處」	指	中策之股份及認股權證過戶登記處，標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下
「有關期間」	指	由聯合公佈刊發日期前六個月之日期起計直至最後實際可行日期為止之期間
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份收購建議」	指	根據本文件及白色接納表格所載之條款及條件，以每股中策股份0.139港元之價格提出強制性有條件現金收購建議，以收購中策之全部已發行股份(現時由收購人及彼等之一致行動人士擁有之中策股份除外)
「聯交所」	指	香港聯合交易所有限公司
「補充公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月二十一日就該等收購建議聯合發表之公佈
「收購守則」	指	香港公司收購及合併守則
「認股權證收購建議」	指	根據本文件及黃色接納表格所載之條款及條件，以每份中策認股權證0.001 港元之價格提出強制性有條件現金收購建議，以收購全部尚未行使之中策認股權證(現時由收購人及彼等之一致行動人士擁有之中策認股權證除外)
「白色接納表格」	指	本文件隨付之股份收購建議之白色接納及過戶表格
「黃色接納表格」	指	本文件隨付之認股權證收購建議之黃色接納及過戶表格
「港元」	指	香港法定貨幣港元

Kingsway Group



香港中環夏慤道10號和記大廈5樓
電話：(852) 2877-1830　傳真：(852) 2868-3570

敬啟者：

滙富証券有限公司代表
收購人
（分別為錦興集團有限公司及
保華德祥建築集團有限公司
之間接全資附屬公司）
提出強制性有條件現金收購建議，
收購中策全部已發行股份及尚未行使中策認股權證，
（收購人及與彼等一致行動人士
現時擁有之中策股份及中策認股權證除外），
及註銷所有尚未行使中策購股權

緒言

本函件提述德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議發表之聯合公佈，據此，收購人宣佈提出自願有條件現金收購建議，分別按每股中策股份0.10港元及每份中策認股權證0.001港元之價格收購中策股份及中策認股權證（收購人及彼等之一致行動人士已擁有之中策股份及中策認股權證除外），以將收購人於中策之股權總額，增至佔中策已發行股本逾50%，滙富証券已獲收購人委任，按不高於每股中策股份0.10港元之價格於市場上收購中策股份。於二零零三年七月九日，滙富証券（代表收購人）按每股中策股份0.10港元之價格，於公開市場上購買49,665,000股中策股份，佔中策已發行股本5.98%。於二零零三年七月九日購買股份後，收購人及彼等之一致行動人士合共擁有291,675,000股中策股份，佔中策已發行股本約35.16%，因此，根據收購守則第26條，於自願收購建議之收購建議期間內觸發強制性收購建議。

於二零零三年七月二十一日，收購人已知會中策，股份收購建議之收購價將會由每股中策股份0.10港元增至0.139港元。收購人將會透過滙富証券提出一項強制性有條件現金收購建議，分別以每股中策股份0.139港元及每份中策認股權證0.001港元之價格收購中策股份及中策認股權證（由收購人及與收購人一致行動之人士現時擁有之中策股份及中策認股權證除外），及以按每份中策購股權0.001港元之價格註銷所有尚未行使中策購股權。

該等收購建議須待收購人已接獲中策股份附帶之投票權，連同於收購建議期間前或於收購建議期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與彼等一致行動人士合共持有超過50%之中策股份所附帶之投票權後，方可作實。

本函件載述該等收購建議之條款及有關收購人之資料。接納該等收購建議時，須按照本文件附錄一、本文件隨付之白色接納表格、黃色接納表格及粉紅色放棄表格所載列之條款。**根據收購守則，被收購人文件預期將由本文件刊發日期起計14日內寄發予　閣下，被收購人文件將會載有將予組成以就該等收購建議為　閣下提供意見之獨立董事委員會函件及獨立財務顧問就各方面之意見函件。務請　閣下先等候收取被收購人文件，並於細閱被收購人文件之內容後，始行決定是否接納該等收購建議。**

該等收購建議

匯富証券根據收購守則，代表收購人提出一項有條件現金收購建議，以收購中策全部已發行股份及尚未行使中策認股權證(收購人及與彼等一致行動人士已擁有之中策股份及中策認股權證除外)，及以註銷所有尚未行使中策購股權，乃根據以下之基準：

股份收購建議

每股中策股份 現金0.139港元

每股中策股份0.139港元之價格，較：

- 於二零零三年六月二十七日(即緊接聯合公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股中策股份0.09港元溢價約54.44%；
- 於二零零三年七月十日(即緊接補充公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股中策股份0.145港元折讓約4.14%；
- 直至二零零三年六月二十七日(包括該日)為止連續十個交易日在聯交所所報之平均收市價每股中策股份0.089港元溢價約56.18%；
- 直至二零零三年七月十日(包括該日)為止連續十個交易日在聯交所所報之平均收市價每股中策股份0.0985港元溢價約41.12%；
- 直至二零零三年六月二十七日(包括該日)為止連續三十個交易日在聯交所所報之平均收市價每股中策股份0.086港元溢價約61.63%；
- 直至二零零三年七月十日(包括該日)為止連續三十個交易日在聯交所所報之平均收市價每股中策股份0.0897港元溢價約54.96%；
- 直至二零零三年六月二十七日(包括該日)為止六個月期間在聯交所所報之平均收市價每股中策股份0.09港元溢價約54.44%；
- 直至二零零三年七月十日(包括該日)為止六個月期間在聯交所所報之平均收市價每股中策股份0.0901港元溢價約54.27%；及
- 按照中策於二零零二年十二月三十一日之經審核賬目計算之每股中策股份資產淨值2.08港元折讓約93.32%。

認股權證收購建議

每份中策認股權證 現金0.001港元

中策認股權證現時為價外，及將於二零零三年十二月三十一日後屆滿。因此，以0.001港元提出收購每份中策認股權證。每份中策認股權證之作價0.001港元較：

— 於二零零三年七月十日（即緊接聯合公佈刊發日期前最後一個交易日）在聯交所所報之收市價每份中策認股權證0.02港元折讓約95.00%；

— 於截至二零零三年七月十日（包括該日）止連續十個交易日在聯交所所報之平均收市價每份中策認股權證0.012港元折讓約91.67%

購股權收購建議

註銷每份中策購股權 現金0.001港元

中策已向中策執行董事陳玲女士發行購股權，根據購股權計劃可以認購價每股中策股份3.145港元認購最多達75,000股中策股份。中策購股權現時為價外。此外，每股中策股份之價格大幅低於中策購股權之認購價，及該等中策購股權為不可出讓及不可轉讓。經計及上述因素後，根據收購守則，滙富証券代表收購人向該名中策購股權持有人提出收購建議，建議其交出中策購股權，藉此以0.001港元註銷每份尚未行使之中策購股權。於二零零三年七月八日，陳玲女士已向收購人承諾，其於收購建議期間內將不會行使中策購股權。

總代價

於最後實際可行日期，收購人及與彼等之一致行動人士合共擁有291,675,000股中策股份，佔中策已發行股本35.16%之權益。假設全面接納該等收購建議，收購人應支付之現金代價，將約為74,900,000港元，以收購價每股中策股份0.139港元、每份中策認股權證0.001港元及每份中策購股權0.001港元計，其中分別約74,800,000港元、117,630港元及75港元將分別用作收購中策股份、中策認股權證及中策購股權。

該等收購建議之條件

股份收購建議須待收購人已接獲中策股份附帶之投票權，連同於該等收購建議前或於該等收購建議期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與彼等一致行動人士合共持有超過50%之中策股份所附帶之投票權後，方可作實。

認股權證收購建議及購股權收購建議須待股份收購建議成為或宣佈成為無條件後，方告作實。

充裕之財務資源

滙富融資已獲收購人委任就該等收購建議為彼等提供意見，及滙富融資信納收購人可從滙富証券批予收購人之貸款融資額60,000,000港元，獲得充裕財務資源，而餘額14,900,000港元將會以收購人之內部資源撥資，令收購人可支付全面接納該等收購建議。根

據收購人與滙富証券訂立之貸款及抵押協議，收購人同意將彼等實益擁有之290,985,000股中策股份及收購人於收購建議期間根據股份收購建議或其他方式將予收購之任何中策股份抵押予滙富証券，以為滙富証券授予收購人之貸款融資提供擔保。

接納之最後期限

接納之最後期限為二零零三年八月二十六日星期二下午四時正。收購人無意延長該等收購建議之最後接納期限，惟會保留有關權利。

倘被收購人文件未能根據收購守則之規定由二零零三年七月二十九日起計十四日內寄發，收購人擬按延期寄發被收購人文件所涉及之營業日之相同日數，將收購建議期間延長。

接納該等收購建議之影響

於接納該等收購建議及於該等收購建議成為或宣佈成為無條件後，中策股東或中策認股權證持有人將會在不附帶一切留置權、索償及產權負擔之情況下，將彼等之中策股份或中策認股權證，連同所有隨付權利一併出售，包括收取於該等收購建議截止後所宣派、作出或支付之一切股息及分派之權利，而中策購股權持有人將會交出有關之中策購股權供註銷。**倘該等收購建議於當日未能成為無條件，接納該等收購建議之人士有權由首次截止日期起計21日後撤回其接納。撤回接納之該項權力可於該等收購建議成為無條件前予以行使。除上述者外，接納該等收購建議為不可撤回及不能撤銷，惟在收購守則所准許之情況下除外。**

印花稅

根據該等收購建議，接納股份收購建議及／或認股權證收購建議須支付之賣方從價印花稅（每1,000港元須繳納1.00港元，不足1,000港元之代價亦須繳納1.00港元）將由接納股份收購建議及／或認股權證收購建議之中策股東及／或中策認股權證持有人支付，將從接納股份收購建議及／或認股權證收購建議應支付之代價中扣除，並由收購人支付。

買賣及持有中策股份及中策認股權證

在收購建議期間於二零零三年七月八日開始前，收購人各自擁有120,660,000股中策股份，相當於中策已發行股本約14.55%，或合共擁有241,320,000股中策股份之權益，相當於中策已發行股本29.10%。於二零零三年七月九日，收購人已共同於市場上購買合共49,665,000股中策股份並將該等股份平分，相當於中策已發行股本約5.98%。於二零零三年七月九日購買股份後，收購人各自擁有145,492,500股中策股份之權益，相當於中策已發行股本之17.54%，或合共擁有290,985,000股中策股份之權益，相當於中策已發行股本約35.08%。

連同由收購人之一致行動人士（錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士）所持之690,000股中策股份，於最後實際可行日期，錦興及保華德祥透過收購人及彼等一致行動人士於291,675,000股中策股份中擁有權益，相當於中策已發行股本約35.16%。

除於二零零三年七月九日所作之購買外，於有關期間，收購人或任何與彼等一致行動人士概無買賣中策股份或中策認股權證或其他中策證券。

此外，錦興及保華德祥透過收購人，持有48,264,000份中策認股權證，合共相當於尚未行使中策認股權證約29.10%。按照認購價每股中策股份0.16港元計算，於收購人全面兑換中策認股權證後，將會發行48,264,000股新中策股份，相當於現有已發行中策股份總額約5.82%及經發行該等新中策股份擴大後之已發行中策股份總額約5.50%。

於最後實際可行日期，陳國強博士間接持有德祥企業已發行普通股股本約34.82%，彼亦直接持有保華德祥已發行股本約1.06%。此外，錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士分別持有650,000股中策股份（佔中策已發行股本約0.08%）及40,000股中策股份（佔中策已發行股本約0.005%）。

鑑於陳國強博士為德祥企業之控股股東，彼被視為於由保華德祥集團持有之145,492,500股中策股份及24,132,000份中策認股權證中擁有權益。由於德祥企業間接持有錦興已發行普通股股本約28.26%，故陳國強博士為錦興之一致行動人士。

除上文所披露者外，陳國強博士及德祥企業、錦興及保華德祥之其他董事及彼等各自之一致行動人士並無持有任何中策股份及／或中策認股權證及／或中策購股權。

有關收購人之資料

有關Calisan Developments Limited及保華德祥之資料

Calisan Developments Limited為其中一名收購人，為於一九九一年五月二日在英屬處女群島註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，Calisan Developments Limited直接持有145,492,500股中策股份（佔中策已發行股本約17.54%）及24,132,000份中策認股權證（佔全部尚未行使中策認股權證約14.55%）。Calisan Developments Limited為保華德祥之間接全資附屬公司。

保華德祥集團之主要業務包括建築、土木工程、專項工程、物業發展及投資，以及製造及買賣建築材料。其業務主要集中於香港和中國。德祥企業實益擁有保華德祥約64.46%權益。

有關威倫有限公司及錦興之資料

威倫有限公司為其中一名收購人，於二零零零年八月二十一日在香港註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，威倫有限公司及其一致行動人士直接持有146,182,500股中策股份（佔中策已發行股本約17.62%）及24,132,000份中策認股權證（佔全部尚未行使中策認股權證約14.55%）。威倫有限公司為錦興之間接全資附屬公司。

錦興集團之主要業務包括買賣電腦相關產品及消費電子產品。錦興亦從事買賣證券及投資資訊科技業務。德祥企業實益擁有錦興約28.26%權益。

收購人對中策之意向

中策之業務

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。

該等收購建議本身將不會導致中策集團或受中策控制之任何聯營公司之董事會、管理層、業務或持續聘用中策僱員（包括董事）出現任何變動。

於該等收購建議完成後，收購人擬繼續中策集團之現有業務，收購人現時無意重新調配中策集團之固定資產。此外，收購人亦無意於緊隨該等收購建議完成後即時向中策集團注入任何資產或業務及／或出售任何中策集團資產或業務。

於該等收購建議期間將由滙富証券代表收購人收購之中策股份及中策認股權證，將以相等比例分派予收購人。為確保於該等收購建議後中策股份及中策認股權證不少於25%將由公眾人士持有，收購人將盡快減持彼等於中策之權益。於該等收購建議及減持後，中策將成為錦興及保華德祥之聯營公司。

下圖概列緊接刊登補充公佈前及於全面接納該等收購建議後，中策之股權架構：

於刊登補充公佈前



全面接納該等收購建議後但於收購人減持於中策之權益前：



於全面接納該等收購建議及收購人減持於中策之權益後：



附註：

1. 在收購建議期間於二零零三年七月八日開始前，收購人擁有合共241,320,000股中策股份之權益，相當於中策已發行股本29.1%。於二零零三年七月九日，收購人已於市場上購買49,665,000股中策股份，相當於中策已發行股本之5.98%。於二零零三年七月九日購買股份後，各收購人擁有145,492,500股中策股份之權益，相當於中策已發行股本之17.54%。

2. 於最後實際可行日期，收購人之一致行動人士於690,000股中策股份中擁有權益，當中650,000股中策股份（相當於中策已發行股本約0.08%）及40,000股中策股份（相當於中策已發行股本約0.005%）分別由錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李磔女士持有。

進行收購之原因

倘收購人透過在市場購買或透過接納股份收購建議而成功收購中策股份，收購人將可透過改善彼等應佔中策資產淨值，提升彼等於中策之投資，以及減低彼等於中策之平均投資成本。

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目。收購人認為該等收購建議可鞏固其與中策之聯繫，以及提升其在中國之形象。考慮到於近十年以來，中國經濟一直維持良好之推動力及中國人民之消費能力已逐步得到改善，收購人預期，中策於中國之投資及業務將會為收購人帶來長期財務利益。於該等收購建議前，由於錦興及保華德祥各自持有中策少於20%權益，故彼等概無於各自之財務報表中將中策列作聯營公司。於成功完成該等收購建議後，收購人將可確認中策為錦興及保華德祥集團之聯營公司，從而提升收購人之長期投資價值。

維持本公司之上市地位

收購人將不會行使強制收購權力。收購人現擬於該等收購建議截止後維持中策於聯交所之上市地位。收購人及中策已向聯交所承諾，於該等收購建議截止後將會盡快採取適當步驟，以確保公眾人士持有不少於25%之中策股份及中策認股權證。倘於該等收購建議截止時，公眾人士所持有之中策股份及中策認股權證少於25%，收購人之董事現擬採取適當步驟，可能包括於該等收購建議完成後一個月內，減持及將彼等於中策之權益配售予獨立第三者。

聯交所已表明，將會密切監察中策股份及中策認股權證在聯交所買賣之情況。倘聯交所相信：

- **中策股份及中策認股權證存在或可能存在虛假市場；或**

- **公眾人士持有之中策股份及中策認股權證數量太少，不足以維持有秩序之市場，則其將考慮行使酌情權，暫停中策股份及中策認股權證之買賣。**

就此而言，須注意倘於該等收購建議完成後，中策股份及中策認股權證之公眾持股量不足，因此，中策股份及中策認股權證可能暫停買賣，直至達到足夠之公眾持股量為止。

只要中策仍維持上市公司地位，聯交所將會密切監察中策日後所有收購或出售資產。中策及其附屬公司進行任何收購或出售資產，將須受上市規則之條文規限。根據上市規則，聯交所可酌情要求中策就中策之建議收購及出售資產向中策股東刊發通函及發表公佈，不論建議收購及出售資產之規模大小，尤其是倘其建議收購及出售資產，導致中策偏離主要業務。聯交所有權根據上市規則，將中策之一系列收購及出售資產彙集處理，該等收購及出售資產可能導致中策被視為一名新上市申請人，並須受上市規則對新上市申請之規定所限制。

税項

倘中策股東、中策認股權證持有人及中策購股權持有人對接納該等收購建議之稅項含義有任何疑問，建議彼等諮詢彼等各自之專業顧問。特此強調，滙富融資、滙富証券、收購人或彼等各自之任何董事或任何參與該等收購建議之人士，概無因彼等接納該等收購建議而須對任何人士之任何稅務影響或責任承擔責任。

接納之手續

股份收購建議及認股權證收購建議

如接納股份收購建議，　閣下應按照隨付之白色接納表格所印備之指示將表格填妥，該等指示為股份收購建議之條款與條件之一部份。

如接納認股權證收購建議，　閣下應按照隨付之黃色接納表格所印備之指示將表格填妥，該等指示為認股權證收購建議之條款與條件之一部份。

其後須將填妥之接納表格，連同不少於　閣下擬接納股份收購建議及／或認股權證收購建議之中策股份及／或中策認股權證數目之有關中策股票及／或中策認股權證證書及／或過戶收據及／或任何所有權文件(及／或就此而言所需之任何適當彌償保證或該等彌償保證)，放進信封面註明「中策股份收購建議」及／或「中策認股權證收購建議」之信封內，並盡快以郵遞方式或親身送交標準證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟在任何情況下不得遲於二零零三年八月二十六日星期二或收購人可能決定或公佈之較後日期下午四時正交回。概不會就接獲任何接納表格、中策股票及／或中策認股權證證書、過戶收據或其他所有權文件(及／或就此而言所需之任何適當彌償保證或該等彌償保證)發出任何收據。

購股權收購建議

如接納購股權收購建議，　閣下應按照隨付之粉紅色放棄表格所印備之指示將表格填妥，該等指示為購股權收購建議之條款與條件之一部份，並於其後將粉紅色放棄表格連同　閣下所持有之全部中策購股權，或　閣下接納購股權收購建議之中策購股權數目之有關中策購股權證書，放進信封面註明「中策購股權收購建議」之信封內，並盡快以郵遞方式或親身送交中策(地址為香港九龍觀塘鴻圖道51號保華企業中心8樓)送交中策之公司秘書，惟在任何情況下不得遲於二零零三年八月二十六日星期二下午四時正交回。概不會就接獲粉紅色放棄表格及中策購股權證書發出任何收據。

務請　閣下留意本文件附錄一及隨付之白色接納表格、黃色接納表格及粉紅色放棄表格所載有關接納手續之其他詳情。登記地址位於香港以外地區之中策股東、中策認股權證持有人及中策購股權持有人亦須留意本文件附錄一「一般資料」一節。

支付代價

就根據該等收購建議交出之中策股份、中策認股權證及中策購股權應付之代價股款，將於該等收購建議成為或宣佈成為無條件之日期及過戶登記處(就股份收購建議及認股權證收購建議)或中策(就購股權收購建議)接獲表示該等收購建議之接納已完成及屬有效之所有有關文件之日期兩者中之較後日期起計十日內寄出。倘該等收購建議失效，則中策股票及／或中策認股權證證書及／或中策購股權證書，或就該等收購建議交出之其他有關文件，將由該等收購建議失效起計十日內郵寄予接納該等收購建議之該等人士。

該等收購建議之其他條款

該等收購建議之其他條款及條件，包括接納之手續及該等收購建議之可供接納期間，載於本文件第15至第21頁附錄一及隨付之白色接納表格、黃色接納表格及粉紅色放棄表格。

其他資料

務請　閣下垂注載於各附錄(為本文件之一部份)所載之其他資料。

此致

列位獨立中策股東、
獨立中策認股權證持有人
及中策購股權持有人　台照

代表
滙富証券有限公司
董事
林家璁
謹啟

二零零三年七月二十九日

1. 接納手續

閣下如決定接納股份收購建議及／或認股權證收購建議，應根據隨附之有關接納表格所載之規定，就　閣下所持之中策股份及／或中策認股權證（視情況而定）填妥及簽署有關之接納表格，然後將填妥及簽妥當之有關表格正本連同以本接納表格接納股份收購建議或認股權證收購建議（視情況而定）之有關中策股票及／或中策認股權證證書（視情況而定）及／或過戶收據及／或任何其他所有權文件（及／或任何合格之有關彌償保證）（應代表　閣下所持之中策股份及／或中策認股權證總數，或不少於　閣下擬接納股份收購建議及／或認股權證收購建議（視情況而定）之中策股份或中策認股權證數目），盡早交回過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何最遲須於二零零三年八月二十六日（星期二）下午四時正或之前或由收購人決定之其他較後日期及時間交回。在上述截止日期下午四時正之後交回之接納文件僅會在該等收購建議在上述截止日期前被修訂或延期之情況下，或在該等收購建議在上述截止日期下午四時正或之前已成為或宣佈成為無條件之情況下，方會有效。

閣下如決定接納購股權收購建議，應根據隨附之粉紅色放棄表格所載之規定，就　閣下所持之中策購股權填妥及簽署有關表格，然後將填妥及簽妥當之粉紅色放棄表格正本連同以本表格接納購股權收購建議之有關中策購股權證書（應代表　閣下所持之中策購股權總數，或不少於　閣下擬接納購股權收購建議之中策購股權數目），盡早交回中策公司秘書，地址為香港九龍觀塘鴻圖道51號保華企業中心8樓中策辦事處，惟無論如何最遲須於二零零三年八月二十六日（星期二）下午四時正或之前或由收購人決定之其他較後日期及時間交回。在上述截止日期下午四時正之後交回之接納文件僅會在該等收購建議在上述截止日期前被修訂或延期之情況下，或在該等收購建議在上述截止日期下午四時正或之前已成為或宣佈成為無條件之情況下，方會有效。

股份收購建議

待股份收購建議成為或宣佈成為無條件後，而在白色接納表格、中策股票及／或過戶收據及／或其他所有權文件及／或任何合格之有關彌償保證已填簽妥當及有效，並已在股份收購建議截止日期前交回過戶登記處之情況下，有關代價之付款支票將為會由下日期（以較遲者為準）起計十日內寄出，郵誤風險概由接納股份收購建議之中策股東承擔：

- 股份收購建議成為或宣佈成為無條件之日；或
- 過戶登記處接獲一切有關文件證實根據股份收購建議交回之接納文件乃齊備及有效之日。

倘　閣下之中策股票及／或　閣下之中策股份之過戶收據及／或任何其他所有權文件乃以代名人公司之名義或以　閣下以外之其他名義登記，而　閣下亦擬接納股份收購建議，則：

- 必須將　閣下之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證）送交代名人公司或其他代名人，並授權該公司代表　閣下接納股份收購建議，及要求該公司將填簽妥當之白色接納表格，連同有關之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證）一併送交過戶登記處；或

— 必須安排過戶登記處將　閣下之中策股份以　閣下名義登記，並將填簽妥當之白色接納表格連同有關之中策股票及／或過戶收據及／或其他所有權文件（及／或有關上述所需之任何合格彌償保證）一併送交過戶登記處；或

— 在　閣下已將　閣下之中策股份送交中央結算系統之情況下，指示　閣下之股票經紀在截止日期前，按照香港結算（代理人）有限公司所定之最後期限或之前，授權香港中央結算（代理人）有限公司代表　閣下接納股份收購建議。為能趕在香港中央結算（代理人）有限公司所定之最後期限之前辦妥有關手續，務請　閣下與閣下之股票經紀核實有關根據　閣下指示辦理有關手續所需之時間，並依照規定向　閣下之股票經紀作出有關指示。

如　閣下擬接納股份收購建議，但暫時無法交出及／或已遺失中策股份之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證），閣下亦應填妥及簽署有關之白色接納表格，將其郵寄或親身送交過戶登記處，並安排把有關之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證）於隨後盡快送交過戶登記處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證）。倘　閣下已遺失中策股票，務請　閣下致函過戶登記處，要求過戶登記處發出一封有關之彌償保證函件，　閣下在依據此函件所載之指示填簽妥當後，應將其交回過戶登記處。

如　閣下擬接納股份收購建議，且已將中策股份之過戶表格以　閣下名義送往登記，但尚未收到　閣下之中策股票，亦應先行填妥並簽署白色接納表格，連同已由　閣下填簽妥當之過戶收據一併送交過戶登記處。此舉將被視為授權收購人或彼等之代理人按股份收購建議之條款代表　閣下在有關之中策股票發出時代為領取有關股票，並將此等中策股票送交過戶登記處，猶如此等中策股票已連同白色接納表格一併送交過戶登記處無異。

在過戶登記處收妥有關之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關任何遺失之股票之合格彌償保證）及符合股份收購建議之條款及條件前，不會寄出應就此支付之現金代價支票。然而，除非白色接納表格已正式填簽妥當，並隨附有關之中策股票及／或過戶收據及／或其他所有權文件或由過戶登記處或聯交所正式認可之文件等接納文件，並在本文件所載之最後接納期限或之前交回，否則不可當作已履行有關之接納條件。

概不會就接獲任何白色接納表格、中策股票及／或過戶收據或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證）發出任何收據。

倘該等收購建議期滿失效，就股份收購建議交出之中策股票及其他有關文件，將會由該等收購建議期滿失效後10日內寄發予接納股份收購建議之該等人士。

認股權證收購建議

待認股權證收購建議成為或宣佈成為無條件後，而在黃色接納表格、中策認股權證證書及／或過戶收據及／或其他所有權文件及／或任何合格之有關彌償保證已填簽妥當及有效，並已在認股權證收購建議截止日期前交回過戶登記處之情況下，有關代價之付款支票

將會由以下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納認股權證收購建議之中策認股權證持有人承擔：

- 認股權證收購建議成為或宣佈成為無條件之日；及
- 過戶登記處接獲一切有關文件證實根據認股權證收購建議交回之接納文件乃齊備及有效之日。

倘　閣下之中策認股權證證書及／或　閣下之中策認股權證之過戶收據及／或任何其他所有權文件乃以代名人公司之名義或以　閣下以外之其他名義登記，而　閣下亦擬接納認股權證收購建議，則：

- 必須將　閣下之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)送交代名人公司或其他代名人，並授權該公司代表　閣下接納認股權證收購建議，及要求該公司將填簽妥當之黃色接納表格，連同有關中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)一併送交過戶登記處；或
- 必須安排過戶登記處將　閣下之中策認股權證以　閣下名義登記，並將填簽妥當之黃色接納表格連同有關之中策認股權證證書及／或過戶收據及／或其他所有權文件(及／或有關上述所需之任何合格彌償保證)一併送交過戶登記處；或
- 在　閣下已將　閣下之中策認股權證送交中央結算系統之情況下，指示　閣下之股票經紀在截止日期前，按照香港結算(代理人)有限公司所定之最後期限或之前，授權香港中央結算(代理人)有限公司代表　閣下接納認股權證收購建議。為能趕在香港中央結算(代理人)有限公司所定之最後期限之前辦妥有關手續，務請　閣下與　閣下之股票經紀核實有關根據　閣下指示辦理有關手續所需之時間，並依照規定向　閣下之股票經紀作出有關指示。

如　閣下擬接納認股權證收購建議，但暫時無法交出及／或已遺失中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)，　閣下亦應填妥及簽署有關之黃色接納表格，將其郵寄或親身送交過戶登記處，並安排把有關之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)於隨後盡快送交過戶登記處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)。倘　閣下已遺失中策認股權證證書，務請　閣下致函過戶登記處，要求過戶登記處發出一封有關之彌償保證函件，　閣下在依據此函件所載之指示填簽妥當後，應將其交回過戶登記處。

如　閣下擬接納認股權證收購建議，且已將中策認股權證之過戶表格以　閣下名義送往登記，但尚未收到　閣下之中策認股權證證書，亦應先行填妥並簽署黃色接納表格，連同已由　閣下填簽妥當之過戶收據一併送交過戶登記處。此舉將被視為授權收購人或彼等之代理人按認股權證收購建議之條款代表　閣下在有關之中策認股權證證書發出時代為領取有關認股權證證書，並將此等認股權證證書送交過戶登記處，猶如此等中策認股權證證書已連同黃色接納表格一併送交過戶登記處無異。

在過戶登記處收妥有關之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關任何遺失之中策認股權證證書之合格彌償保證)及符合認股權證收購建議之條款及條件前，不會寄出應就此支付之現金代價支票。然而，除非黃色接納表格已正式填

簽妥當，並隨附有關之中策認股權證證書及／或過戶收據及／或其他所有權文件或由過戶登記處或聯交所正式認可之文件等接納文件，並在本文件所載之最後接納期限或之前交回，否則不可當作已履行有關之接納條件。

概不會就交回之任何黃色接納表格、中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)發出任何收據。

倘該等收購建議期滿失效，就認股權證收購建議交出之中策認股權證證書及其他有關文件，將會於該等收購建議期滿失效後10日內寄發予接納認股權證收購建議之該等人士。

購股權收購建議

待購股權收購建議成為或宣佈成為無條件後，而在粉紅色放棄表格、代表　閣下所持有之中策購股權總數，或　閣下擬接納購股權收購建議所涉及之中策購股權數目之中策購股權證書已填簽妥當及有效，並已在購股權收購建議截止日期前交回中策之公司秘書之情況下，有關代價之付款支票將會由以下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納購股權收購建議之中策購股權持有人承擔：

- 購股權收購建議成為或宣佈成為無條件之日；及
- 中策之公司秘書接獲一切有關文件證實根據購股權收購建議交回之接納文件乃齊備及有效之日。

如　閣下擬接納購股權收購建議，但暫時無法交出及／或已遺失中策購股權之中策購股權證書，　閣下亦應填妥及簽署有關之粉紅色放棄表格，將其郵寄或親身送交中策之公司秘書(地址為九龍觀塘鴻圖道51號保華企業中心8樓)，並安排把有關之中策購股權證書於隨後盡快送交中策之公司秘書，地址為位於九龍觀塘鴻圖道51號保華企業中心8樓之中策辦事處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之中策購股權證書。

在中策之公司秘書收妥有關之中策購股權證書及／或有關任何遺失之中策購股權證書之合格彌償保證)及符合購股權收購建議之條款及條件前，不會寄出應就此支付之現金支票。

概不會就交回之任何粉紅色放棄表格、中策購股權證書或過戶收據及／或任何其他所有權文件發出任何收據。

倘該等收購建議期滿失效，就購股權收購建議交出之中策購股權證書及其他有關文件，將會於該等收購建議期滿失效日期起計10日內郵寄予接納購股權收購建議之該等人士。

2. 接納期間及修訂

收購人保留於寄發本文件後修訂該等收購建議或將該等收購建議延期之權利。

除非該等收購建議之前經已延期或修訂或該等收購建議之前經已成為或宣佈成為無條件，否則該等收購建議將於截止日期下午四時正截止，而有關之接納文件則必須在截止日期下午四時正或之前交回，方為有效。

倘該等收購建議成為或宣佈成為無條件，則該等收購建議由收購人宣佈該等收購建議已成為或已宣佈成為無條件之日起計最少十四日內仍可供接受接納。

該等收購建議在：

- 寄發本文件日期起計60日期間屆滿之後不可成為或宣佈成為無條件；或
- 該日之後不可再供接納，惟收購人保留權利，在執行理事根據收購守則之規定而批准之情況下，將該等收購建議延至較後時間及／或日期。

倘股份收購建議或認股權證收購建議或購股權收購建議被修訂，則股份收購建議或認股權證收購建議或購股權收購建議在緊隨有關之經修訂收購建議文件寄發日期起計最少十四日期間內可供接納。中策股東或中策認股權證持有人或中策購股權持有人仍可享有經作出任何修訂後之股份收購建議或認股權證收購建議或購股權收購建議之優惠條款，無論其是否在股份收購建議或認股權證收購建議或購股權收購建議被修訂前已接納原本之股份收購建議或原本之認股權證收購建議或原本之購股權收購建議。中策股東或中策認股權證持有人或中策購股權持有人或彼等之代表在此之前因接納股份收購建議或認股權證收購建議或購股權收購建議而呈交之任何白色接納表格或黃色接納表格或粉紅色放棄表格將會被視作接納經修訂股份收購建議或認股權證收購建議或購股權收購建議之文件，除非該位中策股東或中策認股權證持有人或中策購股權持有人有權撤回其接納文件並正式進行撤回，則另作別論。

3. 公佈

(a) 於截止日期下午六時正(或執行理事同意之較後時間及／或日期)前，收購人須知會執行理事及聯交所，該等收購建議已經完結或延期，並須於該等收購建議截止日期下午七時正前在聯交所網站上刊登公佈，列明該等收購建議是否已作出修訂或延期，是否已屆滿或已成為或已宣佈成為無條件。收購人須於下一個營業日在報章上再次刊發該公佈。該公佈須列明：

- 就接納該等收購建議已接獲之中策股份總數；
- 收購人或與彼等一致行動人士於收購建議期間前所持有、控制或指示之中策股份總數；及
- 收購人或與彼等一致行動之任何人士於收購建議期間購入或同意購入之中策股份總數。

該公佈須載有投票權詳情，根據收購守則第3.5(c)、(d)及(f)條所規定就中策股份、衍生工具及安排可行使之權力。該公佈亦須列明該等股份數目所涉及之有關股本類別之百分比及投票權百分比。

倘收購人未能遵守收購守則第19條所訂之任何規定，執行理事可能會要求於未能遵守第19條規定前，接納人士按照執行理事接納之條款授出撤回權利。

(b) 在計算接納所代表之中策股份、中策認股權證及中策購股權數目時，並非在各方面完整或尚待核實之接納將會分開列明。

(c) 根據收購守則及上市規則所規定，任何經執行理事及聯交所確認並無其他意見之有關該等收購建議之公佈，將須以付款公佈方式，在最少一份主要英文報章及一份主要中文報章(均為在香港每日發行及流通量大之報章)刊登。

4. 撤回之權利

倘該等收購建議於當時未能成為無條件，接納該等收購建議人士有權由首次截止日期起計21日後撤回其接納。該項撤回權力於該等收購建議成為無條件後方可行使。除上述者外，除收購守則第19.2條所載情況外，接納一經提交便不可撤銷及撤回，收購守則第19.2條規定，倘收購人不能遵守收購守則關於發出該等收購建議公佈之任何規定（正如上文「公佈」一節所述者），執行理事或會要求在收購人符合有關規定前，按執行理事接納之條款，向接納該等收購建議之人士授出撤回之權利。

5. 一般事項

(a) 凡中策股東、中策認股權證持有人及中策購股權持有人發出、收取或寄出之所有通訊、通告、接納表格、中策股份、中策認股權證及中策購股權之證書、過戶收據及其他所有權文件及股款，概以郵誤風險由彼等承擔之前提下由彼等或其指定代理發出、收取或寄出，而中策、收購人或其任何代理概不就郵遞之損失或因此而產生之任何其他責任負責。

(b) 隨附之接納表格及放棄表格所載之規定，構成該等收購建議之一部分。

(c) 因無意疏忽而遺漏向任何獲提出該等收購建議之人士寄發本文件及／或接納表格及／或放棄表格，不會使該等收購建議失效。

(d) 該等收購建議及其所有接納將受香港法例管轄及按香港法例詮釋。

(e) 正式簽署之接納表格及／或放棄表格將視為已授權中策任何董事或中策可指示之人士，可代表接納股份收購建議及／或認股權證收購建議及／或購股權收購建議之人士填寫及簽署任何文件，並作出任何其他必須或適當之行動，使收購人或其指定之人士可獲得接納該等收購建議之人士之中策股份及／或中策認股權證及／或中策購股權。

(f) 任何人士接納股份收購建議及／或認股權證收購建議及／或購股權收購建議，即視為有關人士向收購人保證，收購人根據股份收購建議及／或認股權證收購建議及／或購股權收購建議收購之中策股份及／或中策認股權證及／或中策購股權，乃由有關人士出售（不附帶任何第三者權利、留置權、索償、抵押、股權及產權負擔），並連同其附帶之一切權利（包括有權收取於該等收購建議截止後就中策股份及／或中策認股權證及／或中策購股權宣派、派付或作出之所有未來股息或其他分派）一併出售。

(g) 根據該等收購建議，接納股份收購建議及／或認股權證收購建議之中策股東及／或中策認股權證持有人就有關接納事宜應繳納之賣方從價印花稅（按代價每1,000港元（或其任何部分）支付1.00港元），將從接納股份收購建議及／認股權證收購建議應付之代價（將由收購人支付）中扣除。

(h) 收購人不擬行使任何權利，在該等收購建議截止後強制收購根據該等收購建議未獲收購之任何中策股份，但保留此項權利。

(i) 本文件及接納表格及放棄表格內所述之該等收購建議，包括該等收購建議之任何修訂及／或延期。

(j) 向註冊地址為香港以外司法管轄權區之人士提呈該等收購建議，或會受到有關司法管轄權區之法律影響。中策股東、中策認股權證持有人及中策購股權持有人若為香港以外司法管轄權區之公民或居民或國民，應自行了解及遵守任何適用法律規定。倘該人士欲接納該等收購建議，則其有責任全面遵守有關司法管轄權區內關於該等收購建議之法律，包括取得政府或其他必需同意，或遵從其他必要手續及支付該司法管轄權區所定之任何過戶款項或其他應付税項。

(k) 根據該等收購建議應付任何中策股東、中策認股權證持有人及中策購股權持有人之代價(於扣除各自之賣方從價印花税後)，將會按認該等收購建議之條款以郵寄款項之方式支付，而毋須受任何留置權、抵銷權、反索償或收購人有權或聲稱向中策股東、中策認股權證持有人及中策購股權持有人索償之其他類似權利所限。

(l) 就詮釋而言，本文件、接納表格及放棄表格之中、英文版本如有歧異，概以英文版本為準。

1. 責任聲明

(a) 本文件乃獲得錦興、保華德祥及收購人之董事批准後始行刊發。

(b) 本文件載有遵照證券及期貨條例及收購守則而提供有關收購人及該等收購建議之資料。

(c) 收購人董事願對本文件所載有關收購人資料之準確性承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本文件所表達之意見乃經審慎周詳之考慮後作出，而本文件亦無遺漏其他事實，以致本文件所載內容有所誤導。

(d) 本文件所載有關中策集團及彼等各自之股東之資料乃摘錄自可供公眾查閱之資料。收購人董事就有關中策之資料所接納之唯一責任，乃確保有關資料為正確摘錄者及所摘錄資料並無誤導成份，及按照可供公眾查閱之資料。

2. 市場價格

中策股份

下表載列中策股份於緊接聯合公佈刊發日期前六個曆月每個曆月之最後交易日、於緊接聯合公佈刊發日期前之最後交易日、於緊接補充公佈刊發日期前之最後交易日及於最後實際可行日期在聯交所所報之收市價：

日期	每股中策股份收市價 港元
二零零二年	
十二月三十一日	0.100
二零零三年	
一月三十日	0.090
二月二十八日	0.094
三月三十一日	0.090
四月三十日	0.090
五月三十日	0.080
六月二十七日	0.090
七月十日	0.145
最後實際可行日期	0.145

於有關期間，每股中策股份在聯交所所錄得之最高及最低收市價，分別為0.145港元及0.080港元。

中策認股權證

下表載列中策認股權證於緊接聯合公佈刊發日期前六個曆月每個曆月之最後交易日、於緊接聯合公佈刊發日期前之最後交易日、於緊接補充公佈刊發日期前之最後交易日及於最後實際可行日期在聯交所所報之收市價：

日期	每份中策認股權證收市價
	港元
二零零二年	
十二月三十一日	0.01
二零零三年	
一月三十日	0.01
二月二十八日	0.01
三月三十一日	0.01
四月三十日	0.01
五月三十日	0.01
六月二十七日	0.01
七月十日	0.02
最後實際可行日期	0.02

於有關期間，每份中策認股權證在聯交所所錄得之最高及最低收市價，分別為0.02港元及0.01港元。

3. 權益披露

於最後實際可行日期，錦興及保華德祥透過收購人及彼等之一致行動人士，持有291,675,000股中策股份，合共相當於中策現有已發行股本約35.16%之股權總額。

此外，錦興及保華德祥透過收購人，持有48,264,000份中策認股權證，合共相當於尚未行使中策認股權證約29.10%。按照認購價每股中策股份0.16港元計算，於收購人全面兑換中策認股權證後，將會發行48,264,000股新中策股份，相當於現有已發行中策股份總額5.82%及經發行該等新中策股份擴大後之已發行中策股份總額約5.50%。

於最後實際可行日期，陳國強博士間接持有德祥企業已發行普通股股本約34.82%，彼亦直接持有保華德祥已發行股本約1.06%。此外，錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士分別持有650,000股中策股份(佔中策已發行股本約0.08%)及40,000股中策股份(佔中策已發行股本約0.005%)。

鑑於陳國強博士為德祥企業之控股股東，彼被視為於保華德祥集團持有之145,492,500股中策股份及24,132,000份中策認股權證中擁有權益。

除上述者外，收購人、收購人之董事及與收購人一致行動之人士概無於任何中策證券中擁有權益。

於最後實際可行日期，除收購人為了取得滙富証券批予收購人之貸款融資而抵押予滙富証券之290,985,000股中策股份及收購人於收購建議期間內根據股份收購建議或其他方式將予收購之任何中策股份，以及滙富証券於二零零三年七月九日代表收購人購買之49,665,000股中策股份外，滙富融資及滙富証券並無於中策股份或中策認股權證中擁有任何實益權益，亦並無於有關期間以主事人身份處理任何中策股份或中策認股權證。

4. 買賣中策股份及中策認股權證

除收購人於二零零三年七月九日按每股0.10港元之價格在市場上收購49,665,000股中策股份外，收購人或任何與彼等一致行動之人士及收購人之董事於有關期間內概無買賣任何中策股份或中策認股權證或其他中策證券。

5. 同意書

滙富証券為根據證券及期貨條例之持牌法團，已就刊發本文件一事發出同意書，表示同意以本文件所載形式及涵義轉載其函件，並引述其名稱，且並無撤回其同意書。

6. 一般資料

(a) 除陳玲女士(中策購股權之持有人)已向收購人承諾其將會接納購股權收購建議外，於最後實際可行日期，於寄發本文件前，概無任何擁有或控制中策股份及／或中策認股權證之人士已不可撤回地承諾或有意接納或拒絕該等收購建議。倘該等收購建議失效，上述由陳玲女士所作出之承諾將會終止。

除中策購股權外，於有關期間內，陳玲女士並無擁有或已處理任何中策股份或中策認股權證或其他中策證券。

(b) 於最後實際可行日期，概無人士與收購人或與收購人一致行動之任何人士訂立收購守則第22條附註8所述之任何實物安排。

(c) 並無向中策或其任何附屬公司之任何董事作出或提供任何款項或其他利益，以作為就該等收購建議失去職位或除此以外之補償。

(d) 於最後實際可行日期，收購人或彼等之一致行動人士及任何中策董事及新任董事或中策股東及新任中策股東、中策認股權證持有人及新任中策認股權證持有人或中策購股權持有人及新任中策購股權持有人或任何人士之間並無訂立任何與該等收購建議有關或依賴該等收購建議之協議、安排或諒解。

(e) 於最後實際可行日期，收購人及任何其他人士並無就轉讓收購人根據該等收購建議購入之中策股份及中策認股權證中之實益權益而訂立任何協議、安排或諒解，惟收購人與滙富証券訂立之貸款及抵押協議除外，根據上述協議，收購人同意將彼等實益擁有之290,985,000股中策股份及收購人於收購建議期間內根據股份收購建議或其他方式將予收購之任何中策股份抵押予滙富証券。

(f) 德祥企業為保華德祥之控股股東及錦興之主要股東。德祥企業之董事為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生、黃勤道先生、張漢傑先生、黎慶超先生及卓育賢先生。陳國強博士為德祥企業的控股股東。

(g) 德祥企業之註冊辦事處地址為Clarendon House, Church Street, Hamilton HM 11, Bermuda，其於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心33樓。

(h) 陳國強博士之地址為香港九龍觀塘鴻圖道51號保華企業中心33樓。

(i) Calisan Developments Limited為保華德祥之間接全資附屬公司。保華德祥之董事為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生、李漢潮先生、張定球先生及郭少強先生。

(j) 保華德祥之註冊辦事處地址為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，其於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心31樓。

(k) 威倫有限公司為錦興之間接全資附屬公司。錦興之董事為陳國強博士、Allan Yap博士、呂兆泉先生、陳國鴻先生、霍建寧先生、施熙德女士(霍建寧先生之替任董事)、葉德銓先生、張漢傑先生、袁天凡先生、曾令嘉先生、馬慧敏女士及郭嘉立先生。

(l) 錦興之註冊辦事處地址為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，其於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心8樓。

(m) Calisan Developments Limited之註冊辦事處位於P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands。Calisan Developments Limited於香港之通訊地址則位於香港九龍觀塘鴻圖道51號保華企業中心31樓。

(n) Calisan Developments Limited之董事為劉高原先生、周美華女士及陳佛恩先生。

(o) 威倫有限公司之註冊辦事處位於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(p) 威倫有限公司之董事為Allan Yap博士及呂兆泉先生。

(q) 滙富融資為錦興及保華德祥之財務顧問，地址為香港中環夏慤道10號和記大廈5樓。

(r) 滙富証券之地址為香港中環夏慤道10號和記大廈5樓。

(s) 本文件及接納表格及放棄表格之中、英文版本如有歧異，概以英文版本為準。

7. 備查文件

下列文件之副本可於該等收購建議仍然接受信納期間之一般辦公時間內在收購人之辦事處可供查閱：

(a) 收購人之公司組織章程大綱及公司細則；

(b) 聯合公佈及補充公佈；

(c) 滙富證券函件，全文載於本文件第5至第14頁；及

(d) 本附錄所載之滙富証券同意書。

(e) 本附錄所載陳玲女士所作出之承諾。

The Standard Tuesday, July 29, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the content of this announcement makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.





PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Expiry of Subscription Rights Attaching to the 2003 Warrants

The subscription rights attaching to the Company's 2003 Warrants will expire immediately after 4:00 p.m. on Friday, 29th August, 2003. Holders of the 2003 Warrants who wish to exercise the subscription rights attaching to the 2003 Warrants must lodge all relevant documents with the Registrars by 4:00 p.m. on **Friday, 29th August, 2003.**

Trading in the 2003 Warrants will cease immediately after 4:00 p.m. on **Tuesday, 26th August, 2003** and the listing of the 2003 Warrants will be withdrawn from the Stock Exchange immediately after 4:00 p.m. on **Friday, 29th August, 2003, after which date the Subscription Rights will lapse and the certificates for the 2003 Warrants will cease to be valid for any purpose.**

The directors of Paul Y. - ITC Construction Holdings Limited ("Company") wish to remind holders of the warrants ("2003 Warrants") carrying rights to subscribe for shares of HK$0.10 each ("Shares") in the Company on or before 29th August, 2003 at the current subscription price of HK$0.40 per Share, subject to adjustment, that the subscription rights attaching to the 2003 Warrants ("Subscription Rights") will expire immediately after 4:00 p.m. on **Friday, 29th August, 2003, after which date any Subscription Rights which have not been exercised will lapse and the certificates for the 2003 Warrants will cease to be valid for any purpose.**

Trading in the 2003 Warrants on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will cease immediately after **4:00 p.m. on Tuesday, 26th August, 2003** and the listing of the 2003 Warrants will be withdrawn from the Stock Exchange immediately after 4:00 p.m. on **Friday, 29th August, 2003.** Application has been made to the Stock Exchange for the withdrawal of listing of the 2003 Warrants with effect from immediately after 4:00 p.m. on **Friday, 29th August, 2003.**

Registered holders of the 2003 Warrants who wish to exercise in whole or in part their Subscription Rights are required to lodge the relevant warrant certificate(s), together with the duly completed and signed subscription form(s) and the requisite subscription monies, with the Company's share registrars in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong ("Registrars") by **4:00 p.m. on Friday, 29th August, 2003.**

Persons who have purchased but are not registered as holders of the 2003 Warrants and who wish to exercise the Subscription Rights are required to lodge the relevant warrant certificate(s), together with the duly executed and stamped form(s) of transfer and/or other documents of title, the duly completed and signed subscription form(s) (which can be obtained from the Registrars) and the requisite subscription monies, with the Registrars by **4:00 p.m. on Friday, 29th August, 2003.**

Subscription forms for the 2003 Warrants lodged with the Registrars later than 4:00 p.m. on Friday, 29th August, 2003 will not be accepted. Share certificates in respect of the new Shares will be issued within 10 business days after the due exercise of the Subscription Rights and sent to the relevant holders of the 2003 Warrants by post at their own risk. The Shares issuable under the 2003 Warrants will, upon issue, rank pari passu in all respects with the Company's fully paid Shares in issue.

The closing prices of the Shares and the 2003 Warrants as quoted on the Stock Exchange on 28th July, 2003 were HK$0.285 per Share and HK$0.01 per 2003 Warrant respectively.

A circular providing, inter alia, details of the expiry of Subscription Rights will be despatched to, inter alia, holders of the 2003 Warrants shortly.

Holders of the 2003 Warrants who are in doubt as to their position should consult their stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 28th July, 2003

2003年7月29日 星期二 成報 SINGPAO DAILY NEWS

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

二零零三年認股權證所附之認購權屆滿

本公司二零零三年認股權證所附之認購權將於二零零三年八月二十九日星期五下午四時後屆滿，故二零零三年認股權證持有人如欲行使附於二零零三年認股權證之認購權，須將所有有關文件於二零零三年八月二十九日星期五下午四時前送交過戶處。 二零零三年認股權證將於二零零三年八月二十六日星期二下午四時後隨即終止買賣，並將由二零零三年八月二十九日星期五下午四時後隨即在聯交所除牌，於該日後，認購權將告作廢，而二零零三年認股權證證書在任何情況下亦將告失效。

保華德祥建築集團有限公司（「本公司」）董事謹提醒持有可於二零零三年八月二十九日或之前按現行認購價每股0.40港元（可予調整）認購本公司每股面值0.10港元股份（「股份」）之本公司二零零三年認股權證（「二零零三年認股權證」）持有人，二零零三年認股權證所附之認購權（「認購權」）將於二零零三年八月二十九日星期五下午四時後隨即屆滿，於該日後，任何未行使之認購權將告作廢，而二零零三年認股權證證書在任何情況下亦將告失效。

二零零三年認股權證將於二零零三年八月二十六日星期二下午四時後隨即終止在香港聯合交易所有限公司（「聯交所」）買賣，並將於二零零三年八月二十九日星期五下午四時後隨即在聯交所除牌。本公司已向聯交所申請將二零零三年認股權證除牌，由二零零三年八月二十九日星期五下午四時後起隨即生效。

二零零三年認股權證之登記持有人如欲行使全部或部份認購權，須將有關認股權證證書連同正式填妥及簽署之認購表格及所需認購款項，於二零零三年八月二十九日星期五下午四時前送交本公司在香港之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下（「過戶處」）。

已購買而未登記為二零零三年認股權證持有人之人士如欲行使認購權，須將有關認股權證證書連同簽妥及加蓋印花之過戶表格及／或其他擁有權文件，正式填妥及簽署之認購表格（此表格可向過戶處索取）及所需認購款項，於二零零三年八月二十九日星期五下午四時前送交過戶處。

遲於二零零三年八月二十九日星期五下午四時送遞之二零零三年認股權證認購表格將不會受理。有關新股份之股票將會在正式行使認購權後十個營業日內發行及寄發予二零零三年認股權證有關持有人，郵誤風險概由彼等承擔。根據二零零三年認股權證發行之股份將會在各方面與本公司已發行之繳足股款股份享有同等權益。

二零零三年認股權證持有人請注意，股份與二零零三年認股權證於二零零三年七月二十八日在聯交所所報之收市價分別為0.285港元與0.01港元。

一份載有（其中包括）關於認購權屆滿詳情之通函將盡快寄發予（其中包括）二零零三年認股權證持有人。

現有認股權證持有人如對本身情況有任何疑問，應諮詢彼等之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

承董事會命
公司秘書
梅靜紅

香港，二零零三年七月二十八日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.





HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

DESPATCH OF OFFER DOCUMENT

Mandatory conditional cash offer by



Kingsway SW Securities Limited on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Financial Adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited



Kingsway Capital Limited

The Offer Document, together with the forms of acceptance and form of renunciation, containing, inter alia, details of the Offers will be despatched to the holders of China Strategic Shares, China Strategic Warrants and China Strategic Options on 29 July 2003.

In accordance with the Takeovers Code, the Offeree Document must be sent to the holders of China Strategic Shares, China Strategic Warrants and China Strategic Options within 14 days from the date of the Offer Document.

The Offers will close on Tuesday, 26 August 2003. The latest time and date to accept the Offers will be 4:00 p.m. on Tuesday, 26 August 2003.

China Strategic Shareholders and China Strategic Warrantholders should exercise caution when dealing in China Strategic Shares and China Strategic Warrants.

Holders of China Strategic Shares, China Strategic Warrants and China Strategic Options are strongly advised to read the Offeree Document, especially the letter from the Independent Board Committee and the letter from the independent financial adviser, before deciding whether or not to accept the Offers.

Reference is made to the joint announcements dated 8 and 21 July 2003 (the "Announcements") issued by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic with respect to the Offers. Terms defined in the Announcements shall have the same meanings when used herein unless provide otherwise.

Despatch of Offer Document

An offer document ("Offer Document") together with the form of acceptance and form of renunciation, containing, inter alia, details of the Offers will be despatched to the holders of China Strategic Shares, China Strategic Warrants and China Strategic Options on 29 July 2003.

Under the Takeovers Code, an offeree document to be issued by China Strategic containing, inter alia, a letter from the Independent Board Committee formed for the purpose of advising the independent China Strategic Shareholders, independent China Strategic Warrantholders and China Strategic Options holder on the Offers and a letter of advice from the independent financial adviser of China Strategic appointed to advise the Independent Board Committee on the Offers ("Offeree Document") must be sent to the independent China Strategic Shareholders, independent China Strategic Warrantholders and China Strategic Options holder within 14 days from the date of the Offer Document. In the event that the Offeree Document is not posted by 12 August 2003, the Offerors will extend the time and/or date for acceptance of the Offers.

China Strategic Shareholders and China Strategic Warrantholders should exercise caution when dealing in China Strategic Shares and China Strategic Warrants.

Holders of China Strategic Shares, China Strategic Warrants and China Strategic Options are strongly advised to read the Offeree Document, especially the letter from the Independent Board Committee and the letter from the independent financial adviser, before deciding whether or not to accept the Offers.

The Offers will close on Tuesday, 26 August 2003. The latest time and date to accept the Offers will be 4:00 p.m. on Tuesday, 26 August 2003.

Holders of China Strategic Shares and China Strategic Warrants who wish to accept the Share Offer and Warrant Offer must submit their duly completed form of acceptance together with the relevant documents to Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and China Strategic Options holder who wish to accept the Option Offer must submit her duly completed form of renunciation together with the relevant documents to China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong for the attention of the company secretary of China Strategic both by no later than 4:00 p.m. (Hong Kong time) on Tuesday, 26 August 2003. Unless the Offers have previously been revised or extended in accordance with the terms and condition of the Offers and the Takeovers Code, the latest time and date for acceptance of the Offers is 4:00 p.m. (Hong Kong time) on Tuesday, 26 August 2003. The Offerors have no intention to extend the time and/or date for acceptance of the Offers but reserve the right to do so in accordance with the Takeovers Code.

The Offerors will publish an announcement on the Stock Exchange's website by 7:00 p.m. on Tuesday, 26 August 2003 stating whether the Offers have expired or have become or been declared unconditional. Such announcement will be republished in newspapers on Wednesday, 27 August 2003.

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

Hong Kong, 28 July 2003

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。





HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

寄發收購建議文件



滙富証券有限公司
代表 Calisan Developments Limited 及威倫有限公司
（分別為保華德祥建築集團有限公司及錦興集團有限公司之間接全資附屬公司）
提出強制性有條件現金收購建議，收購中策全部已發行股份及尚未行使中策認股權證（收購人及與彼等一致行動人士現時擁有之中策股份及中策認股權證除外），及註銷所有尚未行使中策購股權

錦興集團有限公司及保華德祥建築集團有限公司之財務顧問



滙富融資有限公司

一份載有（其中包括）該等收購建議詳情之收購建議文件（連同接納表格及放棄表格），將於二零零三年七月二十九日寄發予中策股份、中策認股權證及中策購股權之持有人。

按照收購守則之規定，必須由收購建議文件刊發日期起計十四日內，將被收購人文件寄予中策股份、中策認股權證及中策購股權之持有人。

該等收購建議將會於二零零三年八月二十六日星期二截止接受接納。接納該等收購建議之最後時間與日期將為二零零三年八月二十六日星期二下午四時正。

中策股東及中策認股權證持有人於買賣中策股份及中策認股權證時，務請審慎行事。

中策股份、中策認股權證及中策購股權之持有人於決定是否接納該等收購建議前，務請閱讀被收購人文件，尤其是獨立董事委員會之函件及獨立財務顧問之函件。

本公佈乃為德祥企業、錦興、保華德祥及中策於二零零三年七月八日及二十一日就該等收購建議發表之聯合公佈（「該等公佈」）而發表。除另有所指外，該等公佈所界定之詞彙與本公佈所採用者具相同涵義。

寄發收購建議文件

一份載有（其中包括）該等收購建議詳情之收購建議文件（「收購建議文件」）（連同接納表格及放棄表格），將於二零零三年七月二十九日寄發予中策股份、中策認股權證及中策購股權之持有人。

根據收購守則，中策將會刊發一份載有（其中包括）就該等收購建議為獨立中策股東、獨立中策認股權證持有人及中策購股權持有人提供意見而組成之獨立董事委員會之函件，及獲委任就該等收購建議向獨立董事委員會提供意見之中策獨立財務顧問之函件之被收購人文件，並必須由收購建議文件刊發日期起計十四日內，郵寄予獨立中策股東、獨立中策認股權證持有人及中策購股權持有人。倘未能於二零零三年八月十二日之前寄發被收購人文件，則收購人將會延長該等收購建議之接納時間及／或日期。

中策股東及中策認股權證持有人於買賣中策股份及中策認股權證時，務請審慎行事。

中策股份、中策認股權證及中策購股權之持有人於決定是否接納該等收購建議前，務請閱讀被收購人文件，尤其是獨立董事委員會之函件及獨立財務顧問之函件。

該等收購建議將會於二零零三年八月二十六日星期二截止接受接納。接納該等收購建議之最後時間與日期將為二零零三年八月二十六日星期二下午四時正。

如欲接納股份收購建議及認股權證收購建議之中策股份及中策認股權證持有人，必須將彼等已填妥之接納表格連同有關文件送交標準證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），另如欲接納購股權收購建議之中策購股權持有人，則必須將其已填妥之放棄表格連同有關文件送交中策（地址為香港九龍觀塘鴻圖道51號保華企業中心8樓）送交中策之公司秘書，上述表格與文件最遲須於二零零三年八月二十六日星期二下午四時正（香港時間）遞交。除該等收購建議之前已根據該等收購建議之條款及條件及收購守則獲修訂或延期外，接納該等收購建議之最後時間及日期為二零零三年八月二十六日星期二下午四時正（香港時間）。收購人無意延長接納該等收購建議之時間及／或日期，惟彼等保留根據收購守則延長接納該等收購建議之時間及／或日期之權利。

收購人將於二零零三年八月二十六日星期二下午七時正前在聯交所網站上刊登公佈，列明該等收購建議是否已期滿失效或已成為或已宣佈成為無條件。該份公佈將於二零零三年八月二十七日星期三於報章上再次刊登。

承董事會命	承董事會命
錦興集團有限公司	保華德祥建築集團有限公司
副董事總經理	執行董事
呂兆泉	周美華

香港，二零零三年七月二十八日

錦興董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所深知及所信，本公佈所表達之意見乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

保華德祥董事對本公佈所載資料之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本公佈所表達之意見乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

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PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

RESULTS

The board of directors of Paul Y. – ITC Construction Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2003, together with the comparative figures for the previous year as follows:

	Notes	For the year ended 31st March, 2003 HK$'000	2002 HK$'000
Turnover			
The company and subsidiaries		3,636,182	5,343,810
Share of associates and jointly controlled entities		3,965,982	3,465,959
		7,602,164	8,809,769
Group turnover	2	3,636,182	5,343,810
Cost of sales		(3,612,284)	(5,174,038)
Gross profit		23,898	169,772
Other operating income		–	23,829
Administrative expenses		(171,516)	(135,413)
Loss on disposal of discontinuing operations	3	(1,701)	–



3. LOSS ON DISPOSAL OF DISCONTINUING OPERATIONS

In July 2002, the Group entered into a conditional sale and purchase agreement to dispose of the entire issued capital of, and shareholder's loan to, Rosedale Hotel Group Limited (together with its subsidiaries, the "Rosedale Hotel Group"), which is engaged in the business of hotel and catering, for a cash consideration of approximately HK$250,000,000. The transaction was completed on 2nd December, 2002. A loss of approximately HK$1,701,000 arose on the disposal of Rosedale Hotel Group, being the proceeds of disposal less the carrying amount of the subsidiaries' net assets. No tax charge or credit arose from the transaction.

4. (LOSS) PROFIT FROM OPERATIONS

(Loss) profit from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

	2003 HK$'000	2002 HK$'000
Owned assets	79,001	76,321
Assets held under finance leases	–	6,710
	79,001	83,031
Less: Amount capitalised in respect of contracts in progress	(906)	(4,099)
	78,095	78,932

5. INVESTMENT (EXPENSES) INCOME – NET

	2003 HK$'000	2002 HK$'000
Interest income	9,550	38,312
Write back of impairment loss of property interests	–	53,829

Share of results of associates and jointly controlled entities registered a pro[fit] of about HK$119 million, showing an increase which was mainly attributab[le] to the contribution from Downer EDI Limited ("Downer") since the Group['s] share of Downer's results for the current year is calculated based on i[ts] results for the twelve months from 1st January, 2002 to 31st December, 20[02] whilst the comparative amount for last year was calculated based on i[ts] results for the nine months from 1st April, 2001 to 31st December, 200[1]. Taxation of some HK$32 million represented mainly the overseas tax [in] respect of dividend received from and share of income tax of Downer. Lo[ss] for the year was HK$349 million and basic loss per share was 33.5 cents.

When compared with the Group's financial position as at last year end, [as] a result of the disposal of its hotel property and operation, the total asse[ts] of the Group decreased by 21% to HK$4,869 million but net curre[nt] assets increased by 12% to some HK$524 million. Current assets hav[e] consequently been improved from 1.2 times to 1.3 times of curre[nt] liabilities. The net debt to equity ratio decreased slightly by 0.03 to 0[.] times at this year end. As a result of the change in translation reserv[e] amounting to some HK$81 million due to the appreciation of the Australia[n] dollars in relation to the Group's interest in Downer, net of dividen[d] paid of HK$15 million and the loss of HK$349 million during this yea[r], shareholders' funds decreased by 9% to HK$2,712 million.

Net cash outflow from operations was about HK$11 million and outflo[w] of HK$296 million in respect of investing and financing, resulting in [a] net decrease in cash of about HK$307 million for the year

	Notes	2003	2002
Impairment loss on property, plant and equipment		(110,327)	–
(Loss) profit from operations		(259,646)	18,188
Finance costs	4	(25,794)	(38,301)
Investment (expenses) income – net	5	(32,036)	70,714
Deficit arising on revaluation of investment properties		(99,392)	(31,130)
Allowance for amounts due from associates		(13,964)	–
Loss on dilution of interest in an associate		(4,665)	(6,688)
Share of results of associates	6	112,859	103,901
Share of results of jointly controlled entities		5,920	8,559
(Loss) profit before taxation		(316,718)	125,243
Taxation	7	(32,496)	(47,935)
(Loss) profit before minority interest		(349,214)	77,308
Minority interests		498	(6,605)
(Loss) profit for the year		(348,716)	70,703
Dividends	8		
Interim dividend paid		10,491	10,246
Final dividend proposed		10,630	10,367
		21,121	20,613
(Loss) earnings per share	9		
Basic		HK(33.5) cents	HK7.1 cents
Diluted		HK(33.7) cents	HK6.8 cents

	2003	2002
Net gain (loss) on disposal of long and short term investments	4,605	(17,205)
Impairment loss and net unrealised holding loss on investments	(43,191)	(4,222)
	(32,036)	70,714

6. **SHARE OF RESULTS OF ASSOCIATES**

Downer EDI Limited ("Downer"), which was formerly a subsidiary of the Company, has become the Group's principal associate since February 2001. Downer is a company listed in Australia and New Zealand and its financial year end date is 30th June. Commencing on 1st April, 2001, only published financial information of Downer will be available and used by the Group in applying the equity method. Accordingly, the Group's share of turnover and results of Downer for the current year is calculated based on the turnover and results of Downer for the twelve months from 1st January, 2002 to 31st December, 2002 whilst the comparative amount for last year was calculated based on its turnover and results for the nine months from 1st April, 2001 to 31st December, 2001.

7. **TAXATION**

	2003 HK$'000	2002 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
Current year	42	7,721
Under(over)provision in previous years	22,471	(638)
	22,513	7,083
Overseas taxation	5,453	4,390
Share of tax on results of associates	36,484	42,924
Share of tax on results of jointly controlled entities	–	12
	64,450	54,409
Deferred taxation	(31,954)	(6,474)
	32,496	47,935

Hong Kong Profits Tax is calculated at the rate of 16% (2002: 16%) of the estimated assessable profits derived from Hong Kong for the year.

The Condensed Consolidated Balance Sheet as at 31st March, 2003 follows:

	2003 HK$'000	2[illegible] HK$[illegible]
NON-CURRENT ASSETS		
Investment properties, property, plant and equipment	1,030,764	1,856,[illegible]
Goodwill	16,136	18,[illegible]
Interests in associates and jointly controlled entities	961,994	856,[illegible]
Other non-current assets	837,475	675,[illegible]
	2,846,369	3,406,6[illegible]
CURRENT ASSETS		
Amounts due from customers for contract works	200,934	375,4[illegible]
Debtors, deposits and prepayments	1,073,857	1,371,9[illegible]
Short term bank deposits, bank balances and cash	236,096	601,69[illegible]
Other current assets	511,735	437,26[illegible]
	2,022,622	2,786,34[illegible]
CURRENT LIABILITIES		
Amounts due to customers for contract works	494,855	613,91[illegible]
Creditors and accrued expenses	775,761	1,135,35[illegible]
Bank borrowings – due within one year	144,423	468,26[illegible]
Other current liabilities	83,959	101,30[illegible]
	1,498,998	2,318,839
NET CURRENT ASSETS	523,624	467,510

ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants:

(a) SSAP 1 (Revised) "Presentation of financial statements"
(b) SSAP 11 (Revised) "Foreign currency translation"
(c) SSAP 15 (Revised) "Cash flow statements"
(d) SSAP 33 "Discontinuing operations"
(e) SSAP 34 "Employee benefits"

The adoption of these SSAPs has resulted in change in the format of presentation of the cash flow statement and the introduction of the statement of changes in equity, and in the adoption of the new and revised accounting policies, but has no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Certain comparative figures have also been reclassified to conform with the current year presentation.

SEGMENTAL INFORMATION

Business segments:

Analyses of the Group's turnover and contribution to (loss) profit from operations by business segments are as follows:

	2003			2002		
	External HK$'000	Inter-segment HK$'000	Total HK$'000	External HK$'000	Inter-segment HK$'000	Total HK$'000
[illegible]						
[illegible] contracting business:						
Building construction	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Civil engineering	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Specialist works	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Construction materials	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] (note 1)	[illegible]	-	[illegible]	[illegible]	-	[illegible]
Property leasing	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Sale of property	[illegible]	-	[illegible]	[illegible]	-	[illegible]
Eliminations	-	[illegible]	[illegible]	-	[illegible]	[illegible]
	[illegible]	-	[illegible]	[illegible]	-	[illegible]

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Deferred taxation has been provided for on timing differences arising during the year.

8. DIVIDENDS

	2003 HK$'000	2002 HK$'000
Interim dividend paid for 2003 – 1.0 cent (2002: 1.0 cent) per share	10,491	10,246
Final dividend proposed for 2003 – 1.0 cent (2002: 1.0) cent per share	10,630	10,367
	21,121	20,613
Final dividend paid for 2002 – 1.0 cent (2001: 1.0) cent per share	10,367	9,925

The amount of the final dividend proposed for the year, which will be in scrip form with a cash option, has been calculated by reference to the 1,063,016,037 shares in issue.

9. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share for the year is based on the following data:

	2003 HK$'000	2002 HK$'000
(Loss) earnings:		
(Loss) earnings for the purposes of basic (loss) earnings per share	(348,716)	70,703
Effect of dilutive potential ordinary shares:	-	
Adjustment to the share of results of an associate based on dilution of its earnings per share	(2,944)	(2,892)
(Loss) earnings for the purposes of diluted (loss) earnings per share	(351,660)	67,811
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted (loss) earnings per share	1,042,310,331	1,002,323,116

TOTAL ASSETS LESS CURRENT LIABILITIES	3,369,993	3,874,160
MINORITY INTERESTS	15,560	15,664
NON-CURRENT LIABILITIES		
Bank borrowings – due after one year	637,175	827,582
Provision for long service payments	1,727	–
Deferred taxation	3,930	35,884
	642,832	863,466
NET ASSETS	2,711,601	2,995,030
CAPITAL AND RESERVES		
Share capital	106,302	103,675
Reserves	2,605,299	2,891,355
SHAREHOLDERS' FUNDS	2,711,601	2,995,030

The Condensed Consolidated Cash Flow Statement is as follows:

	2003 HK$'000	2002 HK$'000
Net cash (used in) from operating activities	(11,042)	22,475
Net cash outflow used in investing activities	(172,930)	(49,335)
Net cash outflow used in financing activities	(122,968)	(40,425)
Decrease in cash and cash equivalents	(306,940)	(67,285)
Cash and cash equivalents brought forward	520,931	588,216
Cash and cash equivalents carried forward	213,991	520,931
Analysis of the balances of cash and cash equivalents:		
Short term bank deposits, bank balances and cash	236,096	601,690
Bank overdrafts	(22,105)	(80,759)
	213,991	520,931

(4)

Contribution to (loss) profit from operations

	2003 HK$'000	2002 HK$'000
Construction and other contracting businesses:		
Building construction	(40,625)	7,756
Civil engineering	(56,092)	19,210
Specialist works	(55,264)	(25,079)
Construction materials	(21,324)	(20,394)
	(173,305)	(18,507)
Hotel and catering (note 3)	(1,972)	(13,607)
Property leasing	25,749	21,994
Sale of property	209	28,308
	(149,319)	18,188
Impairment loss on property, plant and equipment	(110,327)	-
	(259,646)	18,188

Geographical segments:

Analysis of the Group's turnover by geographical markets is as follows:

	2003 HK$'000	2002 HK$'000
Hong Kong	3,609,919	5,262,554
People's Republic of China	26,263	81,256
	3,636,182	5,343,810

For the year ended 31st March, 2003, the computation of diluted loss per share does not assume the conversion of the Company's share options and warrants since their exercise prices are higher than the average market price per share for the year.

For the year ended 31st March, 2002, the computation of diluted earnings per share did not assume the exercise of the Company's share options, warrants and secured convertible redeemable note as their exercise prices were higher than the average market price per share for that year.

REVIEW

Financial Performance and Positions

For the fiscal year ended 31st March 2003, the Group's consolidated turnover decreased by 32% to approximately HK$3,636 million when compared with that of last year. It is mainly due to the continuing downturn in the Hong Kong construction sector.

Due to the intensified competition in the construction market in Hong Kong and declining tender prices of construction projects, the Group's gross profit declined by 86% to approximately HK$24 million and incurred a loss from operations of HK$260 million as compared with a profit of HK$18 million for last year. In view of the extended downturn in the property market and poor local economic environment, total provisions of HK$209 million, of which HK$110 million for impairment loss on property, plant and equipment and another HK$99 million for revaluation loss of investment properties, have been made. In addition, total investment loss (net) of HK$32 million has been recorded.

OPERATIONS

Contracting and construction materials

During the year, the Group secured new contracts with an aggregate attributable value of approximately HK$2,536 million, which comprised some HK$2,084 million of building construction contracts, some HK$191 million of civil engineering contracts and some HK$261 million of specialist works. When compared with last financial year end, contracts on hand and the value of work remaining at this year end decreased by 29% to approximately HK$10,358 million and 18% to approximately HK$4,935 million respectively. The profile of contracts on hand at 31st March 2003 is as follows:

	Value of contracts on hand as at 31/3/2003 HK$'million	Value of work remaining as at 31/3/2003 HK$'million
Building construction	8,179	4,216
Civil engineering	1,346	303
Specialist works	833	416
	10,358	4,935

Some of the major contracts are as follows:

	Value of contracts on hand as at 31/3/2003 *HK$'million*	Value of work remaining as at 31/3/2003 *HK$'million*
Cheung Kong Center, Central	2,890	82
Cyberport Residential Development (Contract R1a & R1b)	2,558	2,241
Tsing Yi Hotel Superstructure Phase 2	1,020	777
Site Formation for Lamma Power Station Extension	684	91
Tseung Kwan O Area 73A Phase 3	490	201
Shek Kip Mei Estate Phase 1	397	397
Thomson Road 121-131 & Fleming Road 2-10 Superstructure	288	272
Sheraton Hong Kong Hotel & Towers Guestroom Refurbishment	231	82
Superstructure of Telepark for APT Satellite at Tai Po Industrial Estate	173	74
Others	1,627	718
	10,358	4,935

Subsequent to the year end, the Group secured further new contracts with an aggregate attributable value of approximately HK$1,765 million, which comprised some HK$542 million of building construction contracts, some HK$285 million of specialist works. These newly secured contracts included Tung Chung Station Development Phase 4 & 5 of HK$500 million and Widening of Yuen Long Highway of HK$678 million.

The gross value of construction work in Hong Kong continued to shrink. The Government has been revising its housing policy, in particular the cutback in flat production under the Home Ownership Scheme, such that considerable reduction was recorded in the building construction work in public sector over the past two years. With its well-established credibility, experience and technical capabilities, the Group has managed to secure additional new building construction contracts from private sector to compensate the loss in revenue from public sector. Nevertheless, the drastic decrease in available works and the severe competition in the market had inevitably lowered the Group's turnover and gross margin from the contracting business. Consequently, the three major segments of the Group's contracting business, namely building construction, civil engineering and specialist work, all incurred losses.

The construction materials division has reduced its scale of operation and managed to contain its operating loss at around HK$21 million, similar to that of last year.

Downer's divisions are: Downer Engineering (engineering division), Works Infrastructure (infrastructure division), Roche Mining (mining division), EDI Rail (rail division) and Century Resources (resource services division).

MAJOR INVESTMENT – CHINA STRATEGIC

As at the year end, the Group held 14.55% equity interest in China Strategic, a diversified investment holding company with its shares listed on The Stock Exchange. China Strategic engages in business of tire manufacturing, property investment and development, manufacturing, retailing, distribution of medicine and health products, the provision of travel agency services and hotel operation.

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the year, the Group obtained new bank loans in the amount of HK$296 million. The proceeds were used for general working capital purpose. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to ten years. As at 31st March, 2003, the Group's total borrowings amounted to HK$782 million with HK$144 million repayable within one year and HK$638 million repayable after one year. Cash balances at 31st March, 2003 amounted to HK$236 million.

As at the year end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. As a result of the disposal of its hotel property and the corresponding mortgage loan, the Group's gearing ratio decreased considerably from 0.43 at last year end to 0.29 which is calculated based on the total borrowings of HK$782 million and the Group's shareholders' funds of HK$2,712 million.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 31st March, 2003, the Group employed a total of approximately 1,260 full time employees. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the year.

PLEDGE OF ASSETS

As at 31st March, 2003, certain of the Group's properties and debtors with an aggregate value of approximately HK$891 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

The board has also proposed that the final dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 6th October, 2003 less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. The proposed scrip dividend is conditional upon The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the new shares to be issued and the passing at the forthcoming annual general meeting of the Company of an ordinary resolution to approve the final dividend. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

CLOSE OF REGISTER OF MEMBERS

The Company's register of members will be closed from 2nd October, 2003 to 6th October, 2003, both dates inclusive, during which period no share transfers shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 30th September, 2003.

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHED TO 2003 WARRANTS

Warrantholders are kindly reminded that the subscription rights attaching to the warrants ("2003 Warrants") carrying rights to subscribe for shares of HK$0.10 each in the Company will expire immediately after 4:00 p.m. on 29th August, 2003. A circular, containing information in relation to the expiry of the 2003 Warrants, will be despatched to warrantholders as soon as practicable.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31st March, 2003, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed securities.

(6)

During the year, the Group has purchased a 100% interest in an industrial complex situated in Yuen Long for a consideration of HK$103 million which is designated for the use of pre-cast concrete product manufacturing. Due to the shrinkage in demand for pre-cast concrete building components, the redevelopment plan was dropped and provision has been made to record this property at its estimated recoverable amount.

Property, hotel and catering operations

The Group's investment property portfolio included Paul Y. Centre, the Group's headquarter in Kwun Tong, In-Zone, a shopping arcade in Wanchai and certain investment properties in the PRC.

Although the overall rental rates of the investment properties had been reduced, occupancy rate was maintained at the satisfactory level in which Paul Y. Centre remained at an occupancy rate at around 92% at the year end. Due to the continuing weak retailing market, In-Zone was around 75% let at the year end. Following the completion of sale of the few residual residential flats of Cathay Lodge, the Group had successfully realise all its properties held for resale in cash.

In July 2002, the Group has entered into an agreement to dispose of its hotel property and operation for a consideration of HK$250 million to Rosedale Hotel Group Limited ("Rosedale Hotel Group"), formerly China Land Group Limited which is an associate of China Strategic Holdings Limited ("China Strategic"). The transaction was completed on 2nd December, 2002.

During the year, the Group entered into land use right grant contracts in two parcels of land in Taishan City, Guangdong of land premium of around HK$42 million. The properties, which can be developed into commercial, finance and residential use, shall be delivered to the Group in vacant possession and cleared site state within this year.

MAJOR ASSOCIATE - DOWNER

Downer reported a revenue of A$2,430 million (HK$10,458 million) and A$1,211 million (HK$5,210 million) and a net profit after tax of A$56 million (HK$243 million) and A$22 million (HK$94 million) for the year ended 30th June, 2002 and six months ended 31st December, 2002 respectively. As at this year end, the Group held 354,674,194 shares in Downer which is equivalent to about 36.57% of the then issued ordinary share capital or about 32.25% on a fully diluted basis.

Downer is a preferred supplier of engineering and infrastructure management services to the rail, public and private road, telecommunications, power, and mining and resource sectors in Australia, New Zealand and Asia.

Downer, a top 150 listed company on the Australian Stock Exchange, which is also listed on the New Zealand Stock Exchange, has total assets of A$1.8 billion (HK$8.4 billion) and number of employees of over 10,000. Downer provides comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific. Its services are organised through five operating divisions that have common core competencies. These core competencies include value-adding skills in engineering, design and asset management and maintenance to provide clients with single source solutions.

CONTINGENT LIABILITIES

As at the year end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts and guarantees given to banks and financial institutions on general banking facilities granted to associates of HK$741 million and HK$2 million respectively.

CASH OFFERS TO ACQUIRE THE COMPANY'S SHARES AND WARRANTS

In October, 2002 Anglo Chinese Corporate Finance, Limited on behalf of Hollyfield Group Limited ("Hollyfield"), a wholly owned subsidiary of ITC Corporation Limited ("ITC Corporation"), made an cash offer to acquire all shares and warrants of Company, other than those shares and warrants owned by ITC Corporation or its wholly-owned subsidiaries. Pursuant to the closing of the offer in December 2002, ITC Corporation indirectly holds more than 50% of the issued share capital of the Company and hence becomes the ultimate holding company of the Company.

POST BALANCE SHEET EVENT

On 8th July, 2003, the Company and Hanny Holdings Limited ("Hanny") jointly announced that through Kingsway SW Securities Limited, they will make a voluntary conditional cash offer at the price of HK$0.10 for each ordinary share and HK$0.001 for each warrant of China Strategic respectively, other than those owned by the Company and Hanny and parties acting in concert with them, and to cancel all outstanding share options of China Strategic at HK$0.001 each. The Company and Hanny further jointly announce, under a separate announcement on the same date of this announcement, that after the purchase at the open market on 9th July, 2003, the Company and Hanny and their concert parties are interested in 291,675,000 ordinary shares of China Strategic, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code. The Company and Hanny have notified China Strategic that, to make the offer price more attractive to the shareholders of China Strategic, the offer price per ordinary share of China Strategic is to be increased from HK$0.1 to HK$0.139, representing an increase of 39%.

The shares and warrants to be acquired by Kingsway SW Securities Limited will be distributed to the Company and Hanny in the same proportion. A circular containing, among other things, details of the offer will be despatched to shareholders and warrantholders as soon as practicable.

SECURITIES IN ISSUE

As at the year end, there were 1,063,016,037 shares in issue and outstanding share options over a total of 16,600,000 shares with subscription price remained at HK$0.5552 per share. No share options were granted or exercised during the year and share options over 38,349,206 shares at subscription prices per share of HK$0.6048 lapsed and were cancelled during the year. During the year, an aggregate of 26,271,113 shares were issued by way of scrip dividend. As at the year end, there were 204,920,349 outstanding warrants which confer rights to the holders to subscribe up to approximately HK$82 million in cash for shares of HK$0.10 each at an initial subscription price of HK$0.40 per share. These warrants are exercisable at any time on or before 29th August, 2003 and none has been exercised up to 31st March, 2003.

FINAL DIVIDEND

The board of directors has resolved to recommend the payment of a final dividend of 1 cent per share for the year ended 31st March, 2003 (2002: 1 cent per share) to shareholders whose names appear on the Company's register of members as at the close of business on 6th October, 2003. The final dividend is expected to be paid to shareholders by post on or around 31st October, 2003.

OUTLOOK

The Government has announced in November 2002 its revised housing policy to restore the public's confidence in the local property market. Nine measures, including but not limited to stopping all scheduled land auctions, suspension of Application List for supply of new land and cessation of production of flats under Home Ownership Scheme, have been introduced with primary effect to reduce the supply, especially in public sector, in the residential market in the coming years. These measures would inexorably deteriorate the local construction market conditions, lessen tendering opportunities and intensify competitions. Tender price is anticipated to remain low or even be further reduced. In May 2003, the Government decided to temporarily put the Tamar development project on hold and would complete the review of its spending priorities within six months. Such move would cause further uncertainty over the recovery of the local construction market.

To tackle with the increasingly challenging market ahead, the Group will continue with its cost reduction and streamlining measures to enhance its cost competitiveness. With its comprehensive skill base, proven track records and a diversified client base, the Group devotes to maintain its market share in private sector and has already secured large scale contracts like Cyberport Residential Development R1a & 1b and Tsing Yi Hotel Development Phase 2. Subsequent to the year end, the Group has further been awarded with other large scale contracts including Tung Chung residential development project and Yuen Long Highway which in aggregate amounts to HK$1,765 million and is confident to secure new prospect in the future.

Though Hong Kong remains its operation base, the Group will focus more on Mainland China which is the market provides ample opportunities for the Group's business growth. The signing of the Closer Economic Partnership Arrangement (CEPA) will liberalize market access and accelerate the Group's growth in Mainland China. The Group will also revisit its investment plans to capture the benefits of CEPA.

In Australia and South Pacific region, Downer is well positioned to capitalise on global trends towards outsourcing and expects steady growth to come from its ability to provide clients with turnkey service delivery in its target markets of mining, power, rail, road and telecommunications. With its track record of steady earnings growth, the directors are confident that Downer will continue to enhance the Group's ability to maintain a stable income stream and create investment value.

In the years to come, the Group will continue its business and investment diversification strategy by venturing into the different geographical markets where sound business opportunities are identified, with its primary focus on the China market and investments generating earnings growth. Barring unforeseeable circumstances, the Group is well positioned to capture its prospects and meet the challenges ahead.

APPRECIATION

I would like to take this opportunity to express my appreciation to the shareholders for their support, to the management and staff for their dedicated efforts and to our client, consultants and partners for all their valuable assistance offered during this past year.

PUBLICATION OF RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement of the Group of the year ended 31st March, 2003 containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21st July, 2003

The full version of this announcement can also be accessed on the Company's website: http://www.pyitc.com.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Paul Y. – ITC Construction Holdings Limited (the "Company") will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 8th September, 2003 at 11:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2003.
2. To declare the final dividend for the year ended 31st March, 2003.
3. To re-elect retiring directors and to fix the directors' remuneration.
4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

(A) "THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of HK$0.10 each in the capital of the Company ("Shares") (representing a maximum of 10 per cent. of the Shares in issue as at the date of passing this resolution) which may be issued pursuant to the exercise of options granted under the Company's share option scheme adopted on 27th August, 2002 ("Scheme"), the refreshing of the scheme limit on grant of options under the Scheme and any other share option scheme(s) of the Company up to 10 per cent. of the Shares in issue as at the date of passing this resolution ("Refreshed Mandate Limit") be and is hereby approved and any director of the Company be and is hereby authorised to do such act and execute such document to effect the Refreshed Mandate Limit."

(B) "THAT:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or upon the exercise of rights of subscription or conversion under the outstanding warrants to subscribe for shares of the Company or any securities which are convertible into shares of the Company or the share option scheme of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of, the Company and to make offers, agreements and options which might require the exercise of such powers, subject to and in accordance with all applicable laws and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital of the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(D) "THAT conditional upon resolution numbered 5(C) in the notice convening this meeting being passed, the aggregate nominal amount of the issued shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors as mentioned in the said resolution numbered 5(C) above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the resolution numbered 5(B) in the notice convening this meeting."

6. To transact any other ordinary business of the Company.

By Order of the Board
Mui Ching Hung, Joanna
Secretary

Hong Kong, 21st July, 2003

Principal Place of Business:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.
2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend from Thursday, 2nd October, 2003 to Monday, 6th October, 2003, both dates inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by 4:00 p.m. on Tuesday, 30th September, 2003.



PAUL Y. - ITC CONSTRU

（保華德祥建築

(於百慕達註

截至二零零三年三月

業績

保華德祥建築集團有限公司（「本公司」）董事局欣然宣佈本公司及其附屬公司（「本集團」）截至二零零三年三月三十一日止年度之經審核綜合業績連同上年之比較數字如下：

	附註	截至三月三十一日止年度 二零零三年 千港元	二零零二年 千港元
營業額			
本公司及附屬公司		3,636,182	5,343,810
攤佔聯營公司及共同控制機構		3,965,982	3,465,959
		7,602,164	8,809,769
本集團營業額	2	3,636,182	5,343,810
銷售成本		(3,612,284)	(5,174,038)
毛利		23,898	169,772
其他經營收入		–	23,829
行政費用		(171,516)	(175,413)
出售終止經營業務之虧損	3	(1,701)	–
物業、機械及設備之減值虧損		(110,327)	–
經營（虧損）溢利	4	(259,646)	18,188
融資成本		(25,794)	(38,301)
投資（開支）收入淨額	5	(32,036)	70,714
投資物業重估虧絀		(99,392)	(31,130)
應收聯營公司款項之準備		(13,964)	–
攤薄一間聯營公司權益所致虧損		(4,665)	(6,688)
攤佔聯營公司業績	6	112,859	103,901
攤佔共同控制機構業績		5,920	5,559
除稅前（虧損）溢利		(316,718)	125,243
稅項	7	(32,496)	(47,935)
除稅後（虧損）溢利		(349,214)	77,308
少數股東權益		498	(6,605)
年度（虧損）溢利		(348,716)	70,703
股息	8		
已付中期股息		10,491	10,246
擬派末期股息		10,630	10,367
		21,121	20,613
每股（虧損）盈利			
基本	9	(33.5)港仙	7.1港仙
攤薄		(33.7)港仙	6.8港仙

附註：

1. 採納會計實務準則

本年度，本集團首次採納由香港會計師公會頒佈之新頒佈及經修訂會計實務準則（「會計實務準則」）：

(a) 會計實務準則第1號（經修訂）「財務報表之呈報」
(b) 會計實務準則第11號（經修訂）「外幣換算」
(c) 會計實務準則第15號（經修訂）「現金流動表」
(d) 會計實務準則第33號「終止經營業務」
(e) 會計實務準則第34號「僱員福利」

採納該等會計實務準則導致現金流動表之呈報方式改變，並引入股本變動表。採納該等新頒佈及經修訂之會計政策，對於本年度或過往會計期間之業績並無重大影響，因此，本公司毋須作出前期調整。

若干比較數字亦已重列，以符合本年度之呈列方式。

2. 分類資料

業務分類：

本集團之營業額及經營溢利之貢獻按業務分析如下：

	二零零三年 對外 千港元	分部之間 千港元	總計 千港元	二零零二年 對外 千港元	分部之間 千港元	總計 千港元
營業額						
建築工程及其他承包業務：						
樓宇建築工程	2,232,876	47,016	2,279,892	3,116,978	49,240	3,166,218
土木工程	555,794	127	555,921	1,329,728	1,564	1,331,292
專項工程	720,304	103,722	824,026	586,850	67,173	654,023
建築材料	14,488	45,472	59,960	25,389	45,765	71,154
	3,523,462	196,357	3,719,799	5,058,845	163,742	5,222,587
酒店及餐飲（附註3）	48,647	–	48,647	68,563	–	68,563
物業租賃	55,733	19,846	75,579	49,030	23,679	72,709
證券投資	8,340	–	8,340	167,372	–	167,372
對銷	–	(216,183)	(216,183)	–	(187,421)	(187,421)
	3,636,182	–	3,636,182	5,343,810	–	5,343,810

經營（虧損）溢利貢獻

	二零零三年 千港元	二零零二年 千港元
建築工程及其他承包業務：		
樓宇建築工程	(40,625)	7,756
土木工程	(56,092)	19,210
專項工程	(85,264)	(25,079)
建築材料	(21,324)	(20,394)

在計算截至二零零三年三月三十一日止年度每
股可贖回票據之行使價高於該年度每股平均
換股可贖回票據被行使之情況。

回顧

財務表現及狀況

於截至二零零三年三月三十一日止財政年度
去年比較，減幅為32%，主因是香港建築業

由於香港建築工程業內之競爭加劇，加上建
至約24,000,000港元，並錄得業務虧損260,
於物業市道持續不景，本地經濟環境欠佳
110,000,000港元乃就物業、機械及設備之減
估虧損淨額。此外，本公司亦錄得投資虧

攤佔聯營公司及共同控制機構業績錄得盈
Limited（「Downer」）之貢獻，蓋因本集團據
一月一日起至二零零二年十二月三十一日
Downer由二零零一年四月一日起至二零零
32,000,000港元主要因收取Downer派發之股
為349,000,000港元，而每股基本虧損則為3

與本集團上年度結束時之財政狀況相比，
產減少21%至4,369,000,000港元，惟流動資
而有所改善，由相當於流動負債之1.2倍上升
0.03至0.2倍。因本集團於Downer之權益乃以
達81,000,000港元之變動，計入年內派發15,
損，股東資金減少9%至2,712,000,000港元，

經營業務之現金流出淨額約為11,000,000港元
元，導致本年度之現金淨額減少約307,000,

於二零零三年三月三十一日之簡明綜合資

非流動資產
投資物業、物業、機械及設備
商譽
聯營公司及共同控制機構權益
其他非流動資產

流動資產
應收客戶合約工程款項
應收賬款、訂金及預付款項
短期銀行存款、銀行結餘及現金
其他流動資產

流動負債
應付客戶合約工程款項
應付賬款及應計費用
一年內到期之銀行借款
其他流動負債

流動資產淨值

總資產減流動負債

少數股東權益

非流動負債
一年後到期之銀行借款
長期服務金準備
遞延稅項

資產淨值

資本及儲備
股本
儲備

股東資金

簡明綜合現金流動表如下：

經營業務之現金（流出）流入淨額
投資業務之現金流出淨額
融資活動之現金流出淨額

現金及現金等值項目減少
承前現金及現金等值項目

結轉現金及現金等值項目

現金及現金等值項目結餘分析：
短期銀行存款、銀行結餘及現金
銀行透支

[page 127 illegible]

+852 2372 0641

6,182	5,343,810	—	5,343,810

經營（虧損）溢利貢獻

	二零零三年 千港元	二零零二年 千港元
建築工程及其他承包業務：		
樓宇建築工程	(40,625)	7,756
土木工程	(56,092)	19,210
專項工程	(55,264)	(25,079)
建築材料	(21,324)	(20,394)
	(173,305)	(18,507)
酒店及餐飲（附註3）	(1,972)	(13,607)
物業租賃	25,749	21,994
銷售物業	209	28,308
	(149,319)	18,188
物業、機械及設備之減值虧損	(110,327)	—
	(259,646)	18,188

地區分類：
本集團之營業額按地區市場分析如下：

	二零零三年 千港元	二零零二年 千港元
香港	3,609,919	5,262,554
中華人民共和國	26,263	81,256
	3,636,182	5,343,810

3. 出售終止經營業務之虧損

於二零零二年七月，本集團訂立有條件買賣協議，以現金代價約250,000,000港元，出售珀麗酒店集團有限公司（連同其附屬公司統稱「珀麗酒店集團」）之全部已發行股本及欠予該公司之股東貸款，該公司從事酒店及餐飲業務。有關交易已於二零零二年十二月二日完成。出售珀麗酒店集團所引致之虧損約為1,701,000港元，乃根據出售所得款項與附屬公司資產淨值之賬面值計算。是項交易並無產生任何稅務開支或抵免。

4. 經營（虧損）溢利

下列之經營（虧損）溢利乃扣除物業、機械及設備之折舊及攤銷後得出：

	二零零三年 千港元	二零零二年 千港元
自置資產	79,001	76,321
以財務租約及租購合約持有之資產	—	6,710
	79,001	83,031
減：在建工程撥作成本之款項	(906)	(4,099)
	78,095	78,932

5. 投資（開支）收入淨額

	二零零三年 千港元	二零零二年 千港元
利息收入	9,550	38,312
就物業權益撥回確認之減值虧損	—	53,829
出售長期及短期投資所產生之收益（虧損）淨額	1,605	(17,205)
投資之減值虧損及持有投資之未變現虧損淨額	(43,191)	(4,222)
	(32,036)	70,714

6. 攤佔聯營公司業績

自二零零一年二月起，Downer EDI Limited（「Downer」）（前為本公司之附屬公司）成為本集團之主要聯營公司，Downer乃一間在澳洲及紐西蘭上市之公司，其財政年度結算日為六月三十日。由二零零一年四月一日起，本集團只會採用及以權益法計算Downer已刊發之財務資料，因此，本集團本年度應佔Downer之營業額及業績乃根據Downer由二零零二年一月一日至二零零二年十二月三十一日止十二個月期間之營業額及業績計算，而上年之比較數字則根據Downer由二零零一年四月一日至二零零一年十二月三十一日止九個月期間之營業額及業績計算。

7. 稅項

	二零零三年 千港元	二零零二年 千港元
支出包括：		
香港利得稅		
本年度	42	7,721
先前年度撥備不足（超額撥備）	22,471	(638)
	22,513	7,083
海外稅項	5,453	4,390
攤佔聯營公司業績之稅項	36,484	42,924
攤佔共同控制機構業績之稅項	—	12
	64,450	54,409
遞延稅項	(31,954)	(6,474)
	32,496	47,935

香港利得稅乃根據本年度源自香港之估計應課稅溢利按稅率16%（二零零二年：16%）計算。

海外稅項根據有關司法權區之現率計算。

遞延稅項按本年度產生之時差項目作出撥備。

8. 股息

	二零零三年 千港元	二零零二年 千港元
已付二零零三年中期股息－每股1.0港仙（二零零二年：每股1.0港仙）	10,491	10,246
擬派二零零三年末期股息－每股1.0港仙（二零零二年：每股1.0港仙）	10,630	10,367
	21,121	20,613
已付二零零二年末期股息－每股1.0港仙（二零零一年：每股1.0港仙）	10,367	9,925

本年度擬派之以股代息連同現金選擇權之末期股息數額乃參照1,063,016,037股已發行股份計算。

9. 每股（虧損）盈利

年內每股基本及攤薄（虧損）盈利乃根據以下數據計算：

	二零零三年 千港元	二零零二年 千港元
（虧損）盈利：		
計算每股基本（虧損）盈利之（虧損）溢利	(348,716)	70,703
潛在攤薄普通股之效應：		
基於一間聯營公司每股盈利攤薄之應佔業績調整	(2,944)	(2,892)
計算每股攤薄（虧損）盈利之（虧損）盈利	(351,660)	67,811
股份數目：		
計算每股基本及攤薄（虧損）盈利之普通股加權平均數	1,042,310,331	1,002,325,116

在計算截至二零零三年三月三十一日止年度每股攤薄虧損時，並無假設本公司購股權及認股權證被兌換之情況，因該等之行使價高於本年度每股平均市場價格。

3

現金及現金等值項目減少
承前現金及現金等值項目

結轉現金及現金等值項目

現金及現金等值項目結餘分析：
短期銀行存款、銀行結餘及現金
銀行透支

業務
合約工程及建築材料
年內，本集團取得之新工程合約總值約2,53
工程合約，約191,000,000港元為土木工程合
年度結束時，持有工程合約價值及尚餘之工
約10,358,000,000港元及18%至約4,935,000,00
如下：

樓宇建築工程
土木工程
專項工程

部份主要合約如下：

中環長江集團中心
數碼港住宅發展工程（合約R1a及R1b）
青衣酒店上蓋工程第2期
南丫發電站擴建計劃之地盤平整工程
將軍澳73A區第3期
石硤尾邨第1期
羅臣道121-131號及菲林明道2-10號之上蓋工
香港君來登酒店客房翻新工程
亞太衛星於大埔工業村之電訊港上蓋工程
其他

於本年度結束後，本集團取得之其他新合約總
為樓宇建築工程合約，約938,000,000港元為土
約。該等新取得之合約包括東涌站發展項目第
路擴闊工程（合約金額達678,000,000港元）。

香港之建築工程項目總值持續下降。政府一直
[illegible]
豐富經驗及優良技術，本集團在逆境之中依然
補償在公營機構收益方面之損失。儘管如此，
[illegible]
築工程、土木工程及專項工程三大合約工程業

建築材料部門年內縮減業務規模，將經營虧損

本集團年內以代價103,000,000港元，購入一項工
擬用作為製造預製混凝土產品之場地。由於市
定擱置重建計劃，並按該物業之估計可收回金

物業、酒店及餐飲業務
本集團之投資物業組合包括本集團位於觀塘之
地及位於中國之若干投資物業。

儘管年內投資物業之整體租金有所下調，然而
時，保華企業中心之佔用率維持在約92%左右，
約為75%。完成出售國泰新苑旗下之數個住宅
出售套現。

於二零零二年七月，本集團訂立一項協議，以
業」）之一間聯營公司珀麗酒店集團有限公司（「
營酒店物業及業務。是項交易已於二零零二年

本集團年內就兩幅位於廣東台山市之土地訂立
42,000,000港元。該等物業可作商業、金融及住
盤之形式交付予本集團。

主要聯營公司－DOWNER
截至二零零二年六月三十日止年度及截至二零
得2,430,000,000澳元（10,458,000,000港元）及1,21
除稅後溢利淨額56,000,000澳元（243,000,000港元
結束時，本集團持有Downer之354,674,194股股份
所發全面攤薄基準計算，則約相當於32.25%。

Downer乃一家著名工程及基建管理服務供應商，
電訊、電力以及礦務及資源行業提供服務。

Downer為澳洲證券交易所150家頂尖上市公司之一
18億澳元（84億港元），僱員人數逾10,000人。Do
電力、鐵路、道路、電訊、礦務及礦產加工行業
務範疇由同時擁有所需在核心業務之五個經營部
及資產管理及維修保養之增值技巧，為客戶提供

Downer之部門為：Downer Engineering（工程部
Mining（採礦部門）、EDI Rail（鐵路部門）及Centu

主要投資－中策集團
於年結日，本集團於中策集團持有14.55%股權。
於聯交所上市。該公司從事輪胎製造、物業投資
以及提供旅遊代理及酒店服務。

流動資金及資本來源
本集團就其整體業務營運採納審慎之資金及財務
年內，本集團獲296,000,000港元之新借銀行貸款
款按市場息率計息，還款期由一年至十年不等，
732,000,000港元，其中144,000,000港元須於一年內
於二零零三年三月三十一日之現金結餘為236,000

	(306,940)	
	520,931	588,216
	213,991	520,931
金	236,096	601,690
	(22,105)	(80,759)
	213,991	520,931

約總值約2,536,000,000港元，其中約2,084,000,000港元為樓宇建築及土木工程合約，以及約261,000,000港元為專項工程合約。於本年度及尚餘之工程價值相較上一個財政年度結束時分別下降29%至4,935,000,000港元。於二零零三年三月三十一日之持有合約資料

	二零零三年三月三十一日持有工程合約價值 百萬港元	二零零三年三月三十一日餘下工程價值 百萬港元
	8,179	4,216
	1,346	303
	833	416
	10,358	4,935

	二零零三年三月三十一日持有工程合約價值 百萬港元	二零零三年三月三十一日餘下工程價值 百萬港元
	2,890	82
及R1b)	2,558	2,241
	1,020	777
工程	684	91
	490	201
	397	397
0號之上蓋工程	288	272
	231	82
上蓋工程	173	74
	1,627	718
	10,358	4,935

其他新合約總值約為1,765,000,000港元，其中約542,000,000港元 ,000港元為土木工程合約及約285,000,000,000港元為專項工程合 站發展項目第四及第五期(合約金額逾500,000,000港元)及元朗公 ,000港元)。

降。政府一直致力修訂房屋政策，特別是削減和暫停居者有其屋 營機構在過往兩年內大幅削減樓宇建築工程。憑藉良好信譽、 起級之本依然能夠在私營機構方面取得新樓宇建築工程合約， 。儘管如此，市場上之建築工程數目大幅減少，競爭更為激烈。 業務之營業額及邊際溢利亦難免下降。因此，本集團之樓宇建 大合約工程業務範疇均錄得虧損。

，將經營虧損維持在約21,000,000港元，與去年之水平相若，

元，購入一項工業用途綜合物業之100%權益。該物業位於元朗， 地。由於市場對預製混凝土建築組件之需求減少，本集團決 估計可收回金額在賬目中作出撥備。

團位於觀塘之總部保華企業中心，位於灣仔之購物商場園景新

所下調，但租用率依然維持在令人滿意之水平，本年度結束 至約92%左右。由於零售市道仍然疲弱，園景新城之出租率則 下之數個住宅單位後，本集團成功將全部持作轉售用途之物業

一項協議，以250,000,000港元之代價向中策集團有限公司(「中 置有限公司(「珀麗酒店集團」，前稱中國置地集團有限公司)出 於二零零二年十二月二日完成。

之土地訂立土地使用權出讓合同，涉及之出讓金額合共約為 業、金融及住宅發展用途，並將會在本年度內以交吉及平整地

及截至二零零二年十二月三十一日止六個月，Downer分別錄 00港元)及1,217,000,000澳元(5,210,000,000港元)之收入，以及 43,000,000港元)及22,000,000澳元(94,000,000港元)。於本年度 ,674,194股股份，約相當於其當時已發行普通股本之36.57%， 於32.25%。

服務供應商，為澳洲、紐西蘭及亞洲之鐵路、公私營道路、 供服務。

上市公司之一，亦在紐西蘭證券交易所上市，擁有資產總值 10,000人。Downer為澳洲、紐西蘭、亞洲及亞太區之公私營 礦產加工行業提供全面之工程及基建管理服務。該公司之服 之五個經營部門提供，此等專注核心業務包括於工程、設計 、為客戶提供單一來源解決方案。

ring(工程部門)、Works Infrastructure(基建部門)、Roche 部門)及Century Resources(資源服務部門)。

14.55%股權。中策集團為一間多元化投資控股公司，其股份 施、物業投資及發展、製造、零售及分銷藥品及健康產品。

之資金及財務政策，設有多項信貸作為其所需之營運資金。 新借銀行貸款，有關款項已用作一般營運資金。本集團之貸 至十年不等。於二零零三年三月三十一日，本集團借款共約 元須於一年內償還，另外638,000,000港元須於一年後償還。 結餘為236,000,000港元。

得信有率，並已取得多項大型工程合約，例如數碼港住宅發展工程R1a及1b以及青 程第二期等。本年度結束後，本集團再獲判其他大型工程合約，包括東涌住宅發 展項目及元朗公路擴闊工程，合約總額逾1,765,000,000港元。本集團有信心日後會取得更多新工 程項目。

儘管本集團以香港為業務基地，但國內市場亦蘊藏龐大之業務發展機會，故本集團亦會把握時 機，在國內大展拳腳。簽訂更緊密經貿關係安排後，國內市場將會更自由開放，但本集團在國 內實行發展計劃步伐加快，本集團亦會再探討其投資計劃，以期在更緊密經貿關係中獲益。

隨著全球與海外判點增，Downer在澳洲及南太平洋地區正處於有利層地，預期藉著向採礦、電 力、鐵路、道路及通訊業等自爆市場之客戶提供全面服務，Downer之業務將會穩步增長。根據 往績，Downer之盈利一直穩定增長，董事有信心Downer將有助本集團繼續維持穩定之收入來源， 並且為本集團提升投資價值。

展望將來，本集團會積極進軍已覓得理想業務前景之不同地區市場(惟本集團主要專注於中國市 場)及投資於盈利增長力強勁之項目，繼續實行多元化發展業務及分散投資之策略。在排除意外 情況下，本集團有能力把握新機會及應付日後之挑戰。

致謝

本人謹藉此機會感謝年內股東之鼎力支持、管理層及全體員工之竭誠服務，以及客戶、顧問及 業務夥伴之寶貴貢獻。

在聯交所網頁登載業績

載有上市規則附錄十六第45(1)至45(3)段所規定全部資料之本集團截至二零零三年三月三十一日 止年度詳細業績公佈，將於稍後在聯交所網頁登載。

承董事局命
主席
陳國強博士

香港，二零零三年七月二十一日

本公佈之全部內容可於本公司之網址瀏覽：http://www.pyitc.com

股東週年大會通告

茲通告保華德祥建築集團有限公司(「本公司」)謹於二零零三年九月八日星期一上午十一時三十分假座香港九龍 觀塘鴻圖道51號保華企業中心31樓舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零三年三月三十一日止年度之經審核賬目、董事局報告書及核數師報告書。
2. 宣派截至二零零三年三月三十一日止年度之末期股息。
3. 重選退任董事並釐定董事酬金。
4. 重聘核數師並授權董事局釐定其酬金。

重訂授權在購股

5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：
   (A) 「動議待香港聯合交易所有限公司上市委員會批准因行使根據本公司於二零零二年八月二十七日採納 之購股權計劃(「該計劃」)可能授出之購股權而須予發行之本公司股本中每股面值0.10港元之股份(「股 份」)(即最多為通過本決議案日期已發行股份之10%)上市及買賣後，批准重訂該計劃及本公司所有其 他購股權計劃，最多為通過本決議案之日期已發行股份之10%(「重訂授權限額」)，並授權本公司董事 執行任何行動及簽訂任何文件以使重訂授權限制得以生效。」
   (B) 「動議：
      (i) 在本決議案(iii)分段之限制下，一般及無條件批准本公司董事局在有關期間(如下文所定義)內行 使本公司所有權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等 權力之售股建議、協議及購股權；
      (ii) 本決議案(i)分段之批准授權本公司董事局於有關期間內作出或授予可能須於有關期間終止後行使 此等權力之售股建議、協議及購股權；
      (iii) 本公司董事局依據本決議案(i)分段獲批准配發或同意有條件或無條件配發(不論為否依據購股權 或其他)及發行之股本面值總額(向股東配售新股(如下文所定義)而配發者或任何可認購本公司 股份之未行使認股權證或可轉換為本公司股份之證券之認購權或換股權行使而配發者或依據本公 司之優先認股權計劃而配發者除外)，不得超過本公司於本決議案日期之已發行股本面值總額百 分之二十，而上述批准亦須受此數額限制；及
      (iv) 就本決議案而言：
      「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：
         (a) 本公司下屆股東週年大會結束；
         (b) 依照本公司之公司細則或任何適用之法例規定須舉行下屆股東週年大會之期限屆滿時；及
         (c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載列之授權。
      「配售新股」乃指本公司董事局於指定期間向於指定記錄日期名列股東名冊之股份持有人按其當 時持股比例配售新股(惟本公司董事局有權在必須或權宜之情況下就零碎股權或香港以外任何地 區之法律限制或責任及任何認可管制機構或證券交易所之規定而取消若干股東在此方面之權利或 另作安排)。」
   (C) 「動議：
      (i) 在本決議案(ii)分段之限制下，一般及無條件批准本公司董事局在有關期間(如下文所定義)內行 使本公司所有權力，以購回本公司已發行股本中之股份，並作出可能須行使此等權力之售股建 議、協議及購股權，惟須遵守所有適用法例及本公司之公司細則之規定；
      (ii) 本公司依據本決議案(i)分段批准於有關期間內購回之本公司股本面值總額，不得超過本公司於本決 議案日期之已發行股本面值總額百分之十，而上述批准亦須受此數額限制；及
      (iii) 就本決議案而言：
      「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：
         (a) 本公司下屆股東週年大會結束；
         (b) 依照本公司之公司細則或任何適用之法例規定須舉行下屆股東週年大會之期限屆滿時；及
         (c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載列之授權。」
   (D) 「動議在召開本大會通告第5(C)項決議案獲得通過之條件下，本公司依據董事局按上文第5(C)項決議 案所述之授權而購回本公司已發行股本之面值總額，可計入本公司董事局根據召開本大會通告第5(B) 項決議案可配發或同意有條件或無條件配發及發行之股本面值總額內。」
6. 處理本公司任何其他普通事項。

承董事局命
秘書
楊静紅

香港，二零零三年七月二十一日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席上述大會及於會上投票之股東可委任一位代表代其出席大會及投票。受委代表毋須為本公司 之股東。
2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件 副本，必須於大會或其任何續會指定召開時間48小時前送交香港九龍觀塘鴻圖道51號保華企業中心31樓本 公司主要營業地點，方為有效。
[illegible]

22-JUL-2003 11:08 FROM PY-ITC (Legal Department) TO 28106242 P.02/03

+852 2372 0641

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)



HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)



**Possible discloseable transaction for
ITC Corporation Limited, Hanny Holdings Limited and
Paul Y. - ITC Construction Holdings Limited**

**Mandatory conditional cash offer and increase in offer price by
Kingsway SW Securities Limited
on behalf of the Offerors, each being indirect wholly-owned subsidiary of
Hanny Holdings Limited and
Paul Y. - ITC Construction Holdings Limited respectively,
to acquire all the issued China Strategic Shares and
outstanding China Strategic Warrants, other than the China Strategic Shares
and China Strategic Warrants presently owned by the Offerors
and parties acting in concert with them,
and to cancel all outstanding China Strategic Options**

**Financial Adviser to Hanny Holdings Limited and
Paul Y. - ITC Construction Holdings Limited**



Kingsway Capital Limited

Mandatory Offer

After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory

Mandatory Offer

After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

Increase in offer price under the Share Offer

The Offerors have notified China Strategic that, to make the offer price under the Share Offer more attractive to the China Strategic Shareholders, the offer price under the Share Offer is to be increased from HK$0.1 to HK$0.139 per China Strategic Share, representing an increase of 39%. The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

Suspension and resumption of trading

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 11 July 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for the resumption of trading in securities of ITC Corporation, Hanny and Paul Y. - ITC with effect from 9:30 a.m. on 22 July 2003.

The suspension of trading of the securities of China Strategic on the Stock Exchange will continue, pending for the announcement of other price sensitive information.

Investors are advised to exercise extreme caution in dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

Mandatory Offer

Reference is made to the joint announcement (the "Announcement") issued by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic with respect to the Offer dated 8 July 2003. Terms defined in the Announcement shall have the same meanings when used herein unless provide otherwise.

In order to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of the issued share capital of China Strategic, Kingsway SW Securities has been appointed by the Offerors to stand in the market to acquire China Strategic Shares at a price of no more than HK$0.10 per China Strategic Share. On 9 July 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 China Strategic Shares, representing 5.98% of the issued share capital of China Strategic, at the open market at a price of HK$0.10 per China Strategic Share. After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

Save for the increase of offer price under the share offer, the terms of the mandatory offer will be the same as the terms of the original voluntary offer and the mandatory offer will replace the voluntary offer.

Increase in offer price under the Share Offer

The Offerors have notified China Strategic that, to make the offer price under the Share Offer more attractive to the China Strategic Shareholders, the offer price under the Share Offer is to be increased from HK$0.1 to HK$0.139 per China Strategic Share, representing an increase of 39%. The revised offer price of HK$0.139 per China Strategic Share payable under the Share Offer represents:

— a discount of approximately 4.14% to the closing price of HK$0.145 per China Strategic Share as quoted on the Stock Exchange on 10 July 2003, being the last trading day on which China Strategic Shares were traded on the Stock Exchange prior to its suspension of trading;

— a premium of approximately 41.12% to the average closing price of HK$0.0985 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003;

— a premium of approximately 54.96% to the average closing price of HK$0.0897 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 10 July 2003; and

— a premium of approximately 54.27% to the average closing price of HK$0.0901 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 10 July 2003.

The consideration per China Strategic Share payable under the Share Offer represents a discount of 93.32% on the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

As at the date of this announcement, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing 35.16% of the issued share capital of China Strategic. Assuming full acceptance of the Offer, the cash consideration payable by the Offerors at the offer price of HK$0.139 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will increase from approximately HK$58.9 million to approximately HK$74.9 million.

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offer and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities and the remaining HK$14.9 million will be financed by internal resources of the Offerors, to enable the Offerors to satisfy full acceptance of the Offer. Pursuant to the loan and mortgage agreements between the Offerors and Kingsway SW Securities, the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired in the Offer to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

An offer document setting out the terms of the Offer, and acceptance and transfer forms will be sent to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder on or before 29 July 2003 in accordance with the Takeovers Code.

Suspension and resumption of trading

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 11 July 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for the resumption of trading in securities of ITC Corporation, Hanny and Paul Y. - ITC with effect from 9:30 a.m. on 22 July 2003.

The suspension of trading of the securities of China Strategic on the Stock Exchange will continue, pending for the announcement of other price sensitive information.

Investors are advised to exercise extreme caution when dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

By order of the board
ITC CORPORATION LIMITED
Chau Mei Wah, Rosanna
Managing Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

Hong Kong, 21 July 2003

The directors of ITC Corporation jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



ITC CORPORATION LIMITED
（德祥企業集團有限公司）
（於百慕達註冊成立之有限公司）



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
（於香港註冊成立之有限公司）



HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

德祥企業集團有限公司、錦興集團有限公司及保華德祥建築集團有限公司之可能須予披露交易

滙富証券有限公司代表收購人（分別為錦興集團有限公司及保華德祥建築集團有限公司之間接全資附屬公司）提出強制性有條件現金收購建議及提高收購價，收購全部已發行中策股份及尚未行使之中策認股權證（收購人及與其一致行動人士現時擁有之中策股份及中策認股權證除外），以及註銷所有尚未行使之中策購股權

錦興集團有限公司及保華德祥建築集團有限公司之財務顧問



滙富融資有限公司

強制性收購建議

於二零零三年七月九日購買股份後，收購人及彼等之一致行動人士擁有291,675,000股中策股份之權益，相當於中策已發行股本約35.16%，故根據收購守則第26條之規定，於自願收購建議之收購建議期間觸發提出強制性收購建議。

提高股份收購建議之收購價

收購人已知會中策，為使股份收購建議之收購價對中策股東而言更具吸引力，股份收購建議之收購價已由每股中策股份0.1港元增至0.139港元，增幅為39%。收購建議將會因此而作出相應調整。除上述者外，現時並無就收購建議作出其他改動。

收購人亦已通知中策，於收購建議期間結束前，滙富証券（代表收購人）將會於市場上按不高於每股中策股份0.139港元之價格收購其他中策股份。

暫停及恢復買賣

應德祥企業、錦興、保華德祥及中策之董事要求，上述公司之證券已由二零零三年七月十一日上午九時三十分起在聯交所暫停買賣，以待發表本聯合公佈。德祥企業、錦興及保華德祥已向聯交所申請由二零零三年七月二十二日上午九時三十分起，恢復其證券之買賣。

中策證券將會繼續暫停在聯交所買賣，以待公佈其他影響股價之資料。

鑒於收購建議須視乎一項條件而定，且不一定成為無條件，故投資者於買賣德祥企業、錦興、保華德祥及中策之證券時，務須格外審慎。中策股東及中策認股權證持有人於接獲獨立董事委員會之意見前，請勿採取有關收購建議之任何行動。

強制性收購建議

本公佈乃為德祥企業、錦興、保華德祥及中策於二零零三年七月八日就收購建議發表之聯合公佈（「公佈」）而發表。除另有所指外，公佈所界定之詞彙與本公佈所採用者具相同涵義。

為使收購人於中策之股權總額增至中策已發行股本之50%以上，滙富証券已獲收購人委任，於市場上按不高於每股中策股份0.10港元之價格收購中策股份。於二零零三年七月九日，滙富証券（代表收購人）按每股中策股份0.10港元之價格於公開市場上收購49,665,000股中策股份，相當於中策已發行股本之5.98%。於二零零三年七月九日購買股份後，收購人及彼等之一致行動人士擁有291,675,000股中策股份之權益，相當於中策已發行股本約35.16%，故根據收購守則第26條之規定，於自願收購建議之收購建議期間觸發提出強制性收購建議。

除提高股份收購建議之收購價外，強制性收購建議之條款將會與原有自願收購建議之條款相同，強制性收購建議將會取代自願收購建議。

提高股份收購建議之收購價

收購人已知會中策，為使股份收購建議之收購價對中策股東而言更具吸引力，股份收購建議之收購價已由每股中策股份0.1港元增至0.139港元，增幅為39%。股份收購建議應付之經修訂收購價為每股中策股份0.139港元，較：

- 於二零零三年七月十日（即中策股份於暫停買賣前在聯交所買賣之最後一個交易日）在聯交所所報之收市價每股中策股份0.145港元折讓約4.14%；
- 直至二零零三年七月十日（包括該日）為止連續十個交易日在聯交所所報之平均收市價每股中策股份0.0985港元溢價約41.12%；
- 直至二零零三年七月十日（包括該日）為止連續三十個交易日在聯交所所報之平均收市價每股中策股份0.0897港元溢價約54.96%；及
- 直至二零零三年七月十日（包括該日）為止六個月期間在聯交所所報之平均收市價每股中策股份0.0901港元溢價約54.27%。

按照中策於二零零二年十二月三十一日之經審核賬目計算，根據股份收購建議就每股中策股份應付之代價，較每股中策股份資產淨值2.08港元折讓93.32%。

收購人亦已通知中策，於收購建議期間結束前，滙富証券（代表收購人）將會於市場上按不高於每股中策股份0.139港元之價格收購其他中策股份。

收購建議將會因此而作出相應調整。除上述者外，現時並無就收購建議作出其他改動。

於本公佈日期，收購人及與彼等一致行動人士合共擁有291,675,000股中策股份，佔中策已發行股本35.16%。假設全面接納收購建議，收購人應支付之現金代價，以收購價每股中策股份0.139港元、每份中策認股權證0.001港元及每份中策購股權0.001港元計，將由約58,900,000港元增至約74,900,000港元。

滙富融資已獲收購人委任就收購建議提供意見，而滙富融資信納收購人可從滙富証券批予收購人之貸款融資額60,000,000港元，獲得充裕財務資源，而餘額14,900,000港元將由收購人之內部資源提供資金，從而令收購人可應付全面接納收購建議。根據收購人與滙富証券訂立之貸款及按揭協議，收購人同意抵押收購人實益擁有之290,985,000股中策股份及收購建議中將予購入之任何中策股份予滙富証券，作為滙富証券授予收購人之貸款融資之保證。

載有收購建議之條款及接納及過戶表格之收購建議文件，將根據收購守則於二零零三年七月二十九日或之前，寄發予全體中策股東、中策認股權證持有人及中策購股權持有人。

暫停及恢復買賣

應德祥企業、錦興、保華德祥及中策之董事要求，上述公司之證券已由二零零三年七月十一日上午九時三十分起在聯交所暫停買賣，以待發表本聯合公佈。德祥企業、錦興及保華德祥已向聯交所申請由二零零三年七月二十二日上午九時三十分起，恢復其證券之買賣。

中策證券將會繼續暫停在聯交所買賣，以待公佈其他可影響股價之資料。

鑑於收購建議須視乎一項條件而定，且不一定成為無條件，故投資者於買賣德祥企業、錦興、保華德祥及中策之證券時，務須格外審慎。中策股東及中策認股權證持有人於接獲獨立董事委員會之意見前，請勿採取有關收購建議之任何行動。

承董事會命 德祥企業集團有限公司 董事總經理 周美華	承董事會命 中策集團有限公司 主席 陳國強博士
承董事會命 錦興集團有限公司 副董事總經理 呂兆泉	承董事會命 保華德祥建築集團有限公司 執行董事 周美華

香港，二零零三年七月二十一日

德祥企業董事願對本公佈所載資料（有關錦興、保華德祥及中策之資料除外）之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本公佈所表達之意見（有關錦興、保華德祥及中策之意見除外）乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

錦興董事願對本公佈所載資料（有關德祥企業、保華德祥及中策之資料除外）之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本公佈所表達之意見（有關德祥企業、保華德祥及中策之意見除外）乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

保華德祥董事對本公佈所載資料（有關德祥企業、錦興及中策之資料除外）之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本公佈所表達之意見（有關德祥企業、錦興及中策之意見除外）乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

中策董事願對本公佈所載資料（有關德祥企業、錦興及保華德祥之資料除外）之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本公佈所表達之意見（有關德祥企業、錦興及保華德祥之意見除外）乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)



HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)



Possible discloseable transaction for

ITC Corporation Limited, Hanny Holdings Limited and

Paul Y. - ITC Construction Holdings Limited

Voluntary conditional cash offer by Kingsway SW Securities Limited on behalf of the Offerors, each being indirect wholly-owned subsidiary of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Financial Adviser to Hanny Holdings Limited and
Paul Y. - ITC Construction Holdings Limited



Kingsway Capital Limited

VOLUNTARY CONDITIONAL CASH OFFER

On 8 July 2003, the respective boards of directors of Hanny and Paul Y. - ITC announce that the Offerors, through Kingsway SW Securities, will make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion.

TERMS OF THE OFFER

The Offer, particulars of which are as follows:

for each China Strategic Share . . . . HK$0.10 in cash
for each China Strategic Warrant . . . . HK$0.001 in cash
for cancellation of each China Strategic Option . . . . HK$0.001 in cash

Assuming full acceptance of the Offer, the cash consideration payable by the Offerors will amount to approximately HK$58.9 million.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares necessary to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of its issued share capital, provided such acquisitions are made at prices of no more than HK$0.10 per China Strategic Share.

POSSIBLE DISCLOSEABLE TRANSACTION

The Offer may constitute a possible discloseable transaction for Hanny and Paul Y. - ITC. As ITC Corporation has 64.46% interests in Paul Y. - ITC, the Offer may also constitute a possible discloseable transaction for ITC Corporation. Circulars containing, among other things, details of the Offer will be despatched to the shareholders of ITC Corporation, Hanny and Paul Y. - ITC as soon as practicable.

THE CONDITIONS OF THE OFFER

The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

GENERAL

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offer and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities, to enable the Offerors to satisfy full acceptance of the Offer.

Under the Takeovers Code, the Composite Offer Document is required to be despatched to China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder within 21 days from the date of this announcement.

First Shanghai has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether the Offer is, or is not, fair and reasonable.

Investors are advised to exercise extreme caution in dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 30 June 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for the resumption of trading in such securities with effect from 9:30 a.m. on 9 July 2003.

1. INTRODUCTION

On 8 July 2003, the respective boards of directors of Hanny and Paul Y. - ITC announce that the Offerors, through Kingsway SW Securities, will make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares necessary to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of its issued share capital, provided such acquisitions are made at prices of no more than HK$0.10 per China Strategic Share.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion.

2. TERMS OF THE OFFER

The Offer will be made in compliance with the Takeovers Code, which is administered by the Executive. Kingsway SW Securities, on behalf of the Offerors, will make the Offer to acquire all the issued China Strategic Shares and the outstanding China Strategic Warrants, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options on the following basis:

for each China Strategic Share . . . . HK$0.10 in cash
for each China Strategic Warrant . . . . HK$0.001 in cash
for cancellation of each China Strategic Option . . . . HK$0.001 in cash

and on the terms set out in the Composite Offer Document. The China Strategic Shares to be acquired under the Share Offer will be acquired with the right to all future dividends and distributions.

The China Strategic Shares and the China Strategic Warrants to be acquired under the Offer will be acquired free from all encumbrances and any other third party rights.

Pursuant to the Offer, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholder and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

The consideration per China Strategic Share payable under the Share Offer represents:

P.2

— a premium of approximately 11.11% to the closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange on 27 June 2003, being the last trading day on which China Strategic Shares were traded on the Stock Exchange prior to its suspension of trading;

— a premium of approximately 12.36% to the average closing price of HK$0.089 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 27 June 2003;

— a premium of approximately 16.28% to the average closing price of HK$0.086 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 27 June 2003; and

— a premium of approximately 11.11% to the average closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 27 June 2003.

The consideration per China Strategic Share payable under the Share Offer represents a discount of 95.19% on the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002. As the average daily trading volume for China Strategic Shares was very thin during the six months ended 27 June 2003, if any China Strategic Shareholders want to dispose their investments in China Strategic in the open market, it is very likely to significantly depress the China Strategic Share price.

During the six-month period preceding the date of this announcement, the highest and lowest closing prices of the China Strategic Share traded on the Stock Exchange were HK$0.1 and HK$0.08 per China Strategic Share respectively.

The China Strategic Warrants are currently out-of-the-money and will expire after 31 December 2003. Accordingly, an offer at HK$0.001 is being made for each China Strategic Warrant. The price of HK$0.001 per China Strategic Warrant represents:

— a discount of 90.00% to the closing price of HK$0.01 per China Strategic Warrant as quoted on the Stock Exchange on 27 June 2003, being the last trading day on which China Strategic Warrants were traded on the Stock Exchange prior to its suspension of trading;

— a discount of 90.00% to the average closing price of HK$0.01 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 27 June 2003.

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, options to subscribe for up to 75,000 China Strategic Shares under its share option scheme at a subscription price of HK$3.145 per China Strategic Share. The China Strategic Options are currently out-of-the-money. Further, the price of each China Strategic Share is substantially lower than the exercise price of the China Strategic Options and these China Strategic Options are non-assignable and non-transferable. Taking into consideration the above factors, Kingsway SW Securities are making an offer, on behalf of the Offerors, to the China Strategic Options holder for her to surrender her China Strategic Options for cancellation at HK$0.001 for each China Strategic Option outstanding pursuant to the Takeovers Code. As at the date of this announcement, the holder of 75,000 China Strategic Options has undertaken to the Offerors that she will not exercise her China Strategic Options during the period in which the Offers remain open.

Assuming full acceptance of the Offer, the cash consideration payable by the Offerors at the offer price of HK$0.1 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will amount to approximately HK$58.9 million, in which approximately HK$58.8 million, HK$117,630 and HK$75 will be used for the acquisition of China Strategic Shares, China Strategic Warrants and China Strategic Options respectively.

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offer and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities, to enable the Offerors to satisfy full acceptance of the Offer. Pursuant to the loan and mortgage agreements between the Offerors and Kingsway SW Securities, the Offerors agreed to pledge their 241,320,000 China Strategic Shares beneficially owned by the Offerors to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

3. INFORMATION ON ITC CORPORATION, HANNY, PAUL Y. - ITC AND CHINA STRATEGIC

As at the date of this announcement, the Offerors and parties acting in concert with them are interested in 242,010,000 China Strategic Shares, representing an aggregate interest of approximately 29.18% of the existing issued share capital of China Strategic.

Save for its interest in China Strategic through Hanny and Paul Y. - ITC, ITC Corporation does not hold any direct and/or indirect interest in China Strategic.

As at the date of this announcement, the Offerors and their concert parties hold approximately 29.18% of the issued share capital of China Strategic. Assuming the Offer closes in full acceptance and before the Offerors placing down their interest in China Strategic in order to maintain not less than 25% of the China Strategic Shares in the public hand, the Offerors and their concert parties will hold 100% of the issued share capital of China Strategic.

The financial information of China Strategic extracted from the audited consolidated financial statements of China Strategic for the two financial years ended 31 December 2002 is as follows:

	2002	2001
	HK$'000	HK$'000
Loss before taxation	(695,566)	(1,001,147)
Taxation	(18,041)	(5,982)
Loss before minority interests	(713,607)	(1,007,129)
Minority interests	236,500	408,399
Net loss from ordinary activities attributable to China Strategic Shareholders	(477,107)	(598,730)
Net tangible assets	1,728,935	2,167,946

The following charts summarise the shareholding structure of China Strategic immediately before the Offer and after full acceptance of the Offer:

Before the Offer



As at the date of this announcement, China Strategic also has outstanding China Strategic Warrants conferring right to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share. Each of the Offerors holds 24,132,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants.

As the Offerors, namely, Calisan Developments Limited and Well Orient Limited, are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively, the Offer may constitute a possible discloseable transaction for Hanny and Paul Y. - ITC. As ITC Corporation has 64.46% interests in Paul Y. - ITC, the Offer may also constitute a possible discloseable transaction for ITC Corporation. Circulars containing, among other things, details of the Offer will be despatched to the shareholders of ITC Corporation, Hanny and Paul Y. - ITC as soon as practicable.

Information about ITC Corporation

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC and China Strategic, interests in Hanny, Burcon NutraScience Corporation, Star East Holdings Limited, M Channel Corporation Limited, Downer EDI Limited, Ananda Wing On Travel (Holdings) Limited, Rosedale Hotel Group Limited, China Enterprises Limited and MRI Holdings Limited. In addition to those businesses carried out through Paul Y. - ITC, the principal activities of ITC Corporation group comprise the investment and property holdings, provision of finances, and trading of building materials and machinery.

Information about Paul Y. - ITC

Calisan Developments Limited is a limited liability company which was incorporated in the British Virgin Islands on 2 May 1991 and it is an investment holding company which, at the date of this announcement, directly holds 120,660,000 China Strategic Shares, representing 14.55% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Calisan Developments Limited, representing 2.91% of the existing total issued China Strategic Shares and about 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC.

The Paul Y. - ITC group's principal business includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. Paul Y. - ITC is beneficially owned as to approximately 64.46% by ITC Corporation.

Information about Hanny

Well Orient Limited is a limited liability company which was incorporated in Hong Kong on 21 August 2000 and it is an investment holding company which, at the date of this announcement, directly holds 120,660,000 China Strategic Shares, representing 14.55% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Well Orient Limited, representing 2.91% of the existing total issued China Strategic Shares and about 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Well Orient Limited is an indirect wholly-owned subsidiary of Hanny.

The Hanny group's principal business includes trading of computer related products and consumer electronic products. Hanny also trades securities and invests in information technology businesses. Hanny is beneficially owned as to approximately 28.26% by ITC Corporation.

Information about China Strategic

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

As at the date of this announcement, Dr. Chan Kwok Keung, Charles indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC. In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and a connected person of a director of Hanny's subsidiary.

By virtue of his being the controlling shareholder of ITC Corporation, Dr. Chan Kwok Keung, Charles is deemed to be interested in 120,660,000 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC group.

Save as disclosed above, Dr. Chan Kwok Keung, Charles and other directors of ITC Corporation, Hanny and Paul Y. - ITC and their respective concert parties do not hold any China Strategic Shares, China Strategic Warrants and/or China Strategic Options.

Notes:

1. As at the date of this announcement, 64.46% and 1.06% of issued share capital of Paul Y. - ITC are indirectly held by ITC Corporation and directly held by Dr. Chan Kwok Keung, Charles respectively. 400 shares of Paul Y. - ITC, representing 0.00004% of issued share capital of Paul Y. - ITC, are held by Mr. Cheung Hon Kit, a director of ITC Corporation, Hanny and Paul Y. - ITC, and 6,445 shares of Paul Y. - ITC, representing 0.0006% of issued share capital of Paul Y. - ITC, are held by Mr. Law Man Wah, Conrad, a director of Paul Y. - ITC. Save for the above, the remaining 34.48% of issued share capital of Paul Y. - ITC are held by public investors.

2. As at the date of this announcement, 14.55% and 14.55% of issued share capital of China Strategic are indirectly held by Hanny and Paul Y. - ITC respectively. In addition, 690,000 China Strategic Shares, representing approximately 0.08% of issued share capital of China Strategic, are held by concert parties of Hanny. The remaining 70.82% of issued share capital of China Strategic are held by public investors, in which 7.98% of the issued share capital of China Strategic are held by Mr. Oei Hong Leong, ex-chairman and ex-director of China Strategic.

After the full acceptance of the Offer but before the Offerors place down their interests in China Strategic:



After the full acceptance of the Offer and the Offerors place down their interests in China Strategic:



P.3

4. THE CONDITIONS OF THE OFFER

The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

5. REASONS FOR THE OFFER

As the liquidity of the China Strategic Shares is low, the Offer gives China Strategic Shareholders and China Strategic Warrantholders an opportunity to realize their investment in China Strategic at a price higher than that prevailing in the market on the Pre-Announcement Date without the constraints that would apply if they sought to do this through the market. In addition, the average daily trading volume for China Strategic Shares was very thin during the six months ended 27 June 2003. If any China Strategic Shareholders want to dispose its investment in China Strategic at the open market, it is very likely to significantly depress the China Strategic Share price.

To the extent that the Offerors are successful in acquiring China Strategic Shares either through market purchases or through acceptances to the Share Offer, the Offerors will be able to enhance their investment in China Strategic by improving their share of the net assets of China Strategic and reduce their average investment cost on China Strategic.

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The Offerors consider that the Offer could strengthen their ties with China Strategic and enhance their profile in the PRC. At present, since Hanny and Paul Y. - ITC each holds less than 20% interest in China Strategic, neither of them accounts for China Strategic as an associated company in their respective financial statements. After the successful completion of the Offer, the Offerors will be able to recognise China Strategic as an associated company of Hanny and Paul Y. - ITC group which will enhance the value of the Offerors.

6. THE INTENTION OF THE OFFERORS

The Offer will not of itself result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of China Strategic or any of its subsidiaries or any of its associated companies under the control of China Strategic.

Following the close of the Offer, the Offerors intend to continue the existing business of China Strategic and currently the Offerors have no intention to re-deploy fixed assets of China Strategic. Further, the Offerors have no intention to inject any assets or businesses into China Strategic immediately after completion of the Offer.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion. To ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public after the Offer, the Offerors will place down their interests in China Strategic as soon as possible. China Strategic will become an associated company of Hanny and Paul Y. - ITC after the Offer and the placing.

Under Rule 2.4 of the Takeovers Code, a competent independent advice as to whether the making of the offer is in the interests of the offeror's shareholders is required if the directors of the offeror are faced with a conflict of interest. Such advice must also be obtained before announcing an offer. However, in this case, Rule 2.4 of the Takeovers Code is inapplicable as stated in note 3 of the Rule 2.4 of the Takeovers Code, as the conflict of interest arises mainly due to the existence of common directors among the boards of the Offerors and the Offeree.

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offer. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offer will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offer closes, should there be less than 25% of China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps which may include, placing down their interest in China Strategic to Independent Third Parties within one month after closing of the Offer.

"China Strategic Warrant(s)" warrant(s) of China Strategic carrying rights to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share, at any time from 29 August 2002 up to and including 31 December 2003

"China Strategic Warrantholder(s)" holder(s) of China Strategic Warrant(s)

"Composite Offer Document" means the composite document setting out, amongst others, the details and the terms of the Offer, financial information regarding China Strategic, the recommendation of the Independent Board Committee regarding the Offer and the advice of the independent financial adviser regarding the Offer, together with the forms of acceptance and transfer to be despatched to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder in accordance with the Takeovers Code

"Directors" Directors, including independent non-executive directors, of China Strategic

"Executive" the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

"First Shanghai" First Shanghai Capital Limited, a deemed licensed corporation to carry out type 6 (advising on corporate finance) regulated activities under the SFO, is the independent financial adviser to the Independent Board Committee in relation to the Offer

"Hanny" Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange

"Hong Kong" the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Board Committee" an independent board committee comprising the independent non-executive Directors to be formed to give advice in respect of the Offer

"Independent Third Parties" parties not connected nor acting in concert with the directors, chief executives or substantial shareholders of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic or any of their subsidiaries or an associate (as defined in the Listing Rules) of any of them

"ITC Corporation" ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange

"Kingsway Capital" Kingsway Capital Limited, a fellow subsidiary of Kingsway SW Securities and a deemed licensed corporation to carry out type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, is the financial adviser to the Offerors in relation to the Offer

"Kingsway SW Securities" Kingsway SW Securities Limited, a fellow subsidiary of Kingsway Capital and a deemed licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance), type 7 (providing Automated Trading Services) and type 9 (asset management) regulated activities under the SFO

"Listing Rules" the Rules Governing the Listing of Securities on the Stock Exchange

"Offer" the voluntary conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**
- **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offer, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by China Strategic. Any acquisitions or disposals of assets by China Strategic and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require China Strategic to issue a circular and an announcement to China Strategic Shareholders irrespective of the size of the proposed acquisitions and disposals of assets by China Strategic, particularly where such proposed acquisitions and disposals of assets by China Strategic represent a departure from the principal activities of China Strategic. The Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by China Strategic and any such acquisitions and disposals of assets may result in China Strategic being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

7. GENERAL

A Composite Offer Document setting out, amongst others, the details and the terms of the Offer, financial information regarding China Strategic, the recommendation of the Independent Board Committee regarding the Offer and the advice of the independent financial adviser regarding the Offer, together with the forms of acceptance and transfer will be despatched to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder in accordance with the Takeovers Code.

It is anticipated that a Composite Offer Document will be despatched within 21 days from the date of this announcement (or such later date as may be agreed by the Executive). Further announcement will be made by the Offerors and China Strategic as and when appropriate, in accordance with the Takeovers Code and the Listing Rules.

Under Rule 2.1 of the Takeovers Code, a board which receives an offer should retain an independent financial adviser to advise the board as to whether the offer is, or is not, fair and reasonable and to establish an independent committee of the board to discharge the board's responsibilities in relation to the offer. An Independent Board Committee will be established in due course and will make recommendations to the China Strategic Shareholders, China Strategic Warrantholders and/ or China Strategic Options holder, whether or not to accept the Offer and First Shanghai has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether the Offer is, or is not, fair and reasonable.

Neither the Offerors nor any of the parties acting in concert with them dealt in the China Strategic Shares or China Strategic Warrants or other securities of China Strategic in the six months preceding the date of this announcement.

Investors are advised to exercise extreme caution in dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

8. SUSPENSION OF TRADING

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in the securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 30 June 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for a resumption of trading in such securities with effect from 9:30 a.m. on 9 July 2003.

9. DEFINITIONS

"China Strategic"	China Strategic Holdings Limited, a limited liability company incorporated in Hong Kong, the securities of which are listed on the Stock Exchange
"China Strategic Option(s)"	share option(s) granted by China Strategic under the share option scheme adopted on 20 July 1992
"China Strategic Share(s)"	share(s) of HK$0.10 each in the share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of China Strategic Share(s)
"Offerors"	Calisan Developments Limited and Well Orient Limited, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively
"parties acting in concert"	has the same meaning ascribed to that term in the Takeovers Code
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a limited liability company incorporated in Bermuda, the securities of which are listed on the Stock Exchange
"PRC"	the People's Republic of China, and for the purpose of this announcement, excluding Hong Kong and the Macau Special Administrative Region of the People's Republic of China
"Pre-Announcement Date"	27 June 2003 (being the last day of trading of the China Strategic Shares on the Stock Exchange immediately before the date of this announcement)
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	the voluntary conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares other than those owned by the Offerors and parties acting in concert with them at HK$0.1 per China Strategic Share on the terms and subject to the conditions set out in the Composite Offer Document
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Warrant Offer"	the voluntary conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the outstanding China Strategic Warrants other than those owned by the Offerors or parties acting in concert with them at HK$0.001 per China Strategic Warrant on the terms and subject to the conditions set out in the Composite Offer Document
"HK$"	Hong Kong dollars
"%"	percentage

By order of the board
ITC CORPORATION LIMITED
Chau Mei Wah, Rosanna
Managing Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

Hong Kong, 8 July 2003

The directors of ITC Corporation jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容





ITC CORPORATION LIMITED
（德祥企業集團有限公司）
（於百慕達註冊成立之有限公司）



HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）

德祥企業集團有限公司、錦興集
保華德祥建築集團有限
之可能須予披露交易

滙富証券有限公司代表收
（分別為錦興集團有限公
保華德祥建業集團有限公司之間接
提出自願有條件現金收購
收購全部已發行中策股
尚未行使之中策認股權
（收購人及與其一致行動人士
中策股份及中策認股權證
以及註銷所有尚未行使之中

錦興集團有限公司及
保華德祥建築集團有限公司之



滙富融資有限公司

自願有條件現金收購建議

於二零零三年七月八日，錦興及保華德祥各自之董事會宣佈，收購人透過滙富証券將提出自願有條件現金收購建議，作價分別為每股中策股份0.10港元及每份中策認股
註銷所有尚未行使之中策購股權。

滙富証券（代表收購人）於收購建議期間內收購之中策股份及中策認股權證，將以相等比例分派予收購人。

收購建議之條款

收購建議之詳情載列如下：

每股中策股份 現金0.10港元
每份中策認股權證 現金0.001港元
註銷每份中策購股權 現金0.001港元

假設全面接納收購建議，收購人應支付之現金代價將約為58,900,000港元。

收購人亦已知會中策：滙富証券將代表收購人於需要時在市場上收購其他中策股份，以提升收購人於中策之總股權至超過中策已發行股本之50%，惟該等收購之作價不

可能須予披露之交易

2003年7月9日 星期三 大眾 DAILY NEWS

本公告內容而引致之任何損失承擔任何責任。



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

與集團有限公司及
有限公司
交易

代表收購人
限公司及
間接全資附屬公司)
收購建議,
策股份及
認股權證
人士現時擁有之
權證除外),
之中策購股權

公司及
公司之財務顧問

公司

份中策認股權證0.001港元,不包括收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證,以及按每份中策購股權0.001港元

每份中策認股權證 現金0.001港元
註銷每份中策購股權 現金0.001港元

+852 2372 0641

假設全面接納收購建議，收購人應支付之現金代價將約為58,900,000港元。

收購人亦已知會中策，滙富證券將代表收購人於需要時在市場上收購其他中策股份，以提升收購人於中策之總股權至超過中策已發行股本之50%，惟該等收購之作價不

可能須予披露之交易

收購建議可能構成錦興及保華德祥之可能須予披露交易。由於德祥企業擁有保華德祥之64.46%權益，故收購建議亦可能構成德祥企業之可能須予披露交易。一份載有

收購建議之條件

收購建議須待收購人已接獲中策股份附帶之投票權；連同於收購建議前或期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與其一致行動人士合共持

一般事項

滙富融資已獲收購人委任就收購建議給予意見，而滙富融資信納收購人可從滙富證券批予收購人之貸款融資額60,000,000港元，獲得充裕財務資源，使收購人可支付全

根據收購守則，一份綜合收購建議文件須由本公佈日期起計21日內寄發予中策股東、中策認股權證持有人及中策購股權持有人。

第一上海已獲委任為獨立財務顧問，就收購建議是否公平合理向獨立董事委員會提供意見。

鑒於收購建議須視乎一項條件而定，且不一定成為無條件，故投資者於買賣德祥企業、錦興、保華德祥及中策之證券時，務須審慎。應德中策股東及中策認股權證持

應德祥企業、錦興、保華德祥及中策之要求，該等公司之證券由二零零三年六月三十日上午九時三十分起在聯交所暫停買賣，以待刊發本聯合公佈。上述公司已

1. 緒言

於二零零三年七月八日，錦興及保華德祥各自之董事會宣佈，收購人透過滙富證券將提出自願有條件現金收購建議，作價分別為每股中策股份0.10港元及每份中策認股權證0.001港元，不包括收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證，以及按每份中策購股權0.001港元註銷所有尚未行使之中策購股權。

收購人亦已知會中策，滙富證券將代表收購人於需要時在市場上收購其他中策股份，以提升收購人於中策之總股權至超過中策已發行股本之50%，惟該等收購之作價不得超過每股中策股份0.10港元。

滙富證券（代表收購人）於收購建議期間內收購之中策股份及中策認股權證，將以相等比例分派予收購人。

2. 收購建議之條款

收購建議將須遵從收購守則進行，而收購守則乃由執行理事監管。滙富證券（代表收購人）將提出收購建議，收購所有已發行中策股份及尚未行使中策認股權證，不包括收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證，以及註銷所有尚未行使中策購股權，基準如下：

每股中策股份 現金0.10港元
每份中策認股權證 現金0.001港元
註銷每份中策購股權 現金0.001港元

及按照載於綜合收購建議文件內之條款。根據股份收購建議將予收購之中策股份，將連同所有未來股息及分派之權利一併收購。

根據收購建議將予收購之中策股份及中策認股權證於收購時，將不附帶所有產權負擔及任何第三者權利。

根據收購建議，就接納股份收購建議及／或認股權證收購建議之從價印花稅，為代價每1,000港元或不足1,000港元支付1.00港元，而接納建議之中策股東及／或中策認股權證持有人將須承擔有關費用，該筆款項將從接納股份收購建議及／或認股權證收購建議應付之代價中扣除，並將由收購人支付。

根據股份收購建議就每股中策股份應付之代價較：

- 每股中策股份於二零零三年六月二十七日（即中策股份於暫停買賣前在聯交所最後一個交易日）在聯交所所報之收市價0.09港元溢價約11.11%；
- 每股中策股份於截至二零零三年六月二十七日（包括該日）止十個連續交易日在聯交所所報之平均收市價0.089港元溢價約12.36%；
- 每股中策股份於截至二零零三年六月二十七日（包括該日）止三十個連續交易日在聯交所所報之平均收市價0.086港元溢價約16.28%；及
- 每股中策股份於截至二零零三年六月二十七日（包括該日）止六個月在聯交所所報之平均收市價0.09港元溢價約11.11%。

根據股份收購建議應付之每股中策股份之代價，較根據中策於二零零二年十二月三十一日之經審核賬目計算之每股中策股份之資產淨值2.08港元折讓95.19%。鑒於截至二零零三年六月二十七日止六個月中策股份之平均每日成交量非常稀疏，倘任何中策股東欲在公開市場出售其於中策之投資，這樣很可能令中策股份之價格大受壓力而下調。

於本公佈日期前六個月期間，中策股份在聯交所買賣之最高及最低收市價分別為每股中策股份0.1港元及0.08港元。

中策認股權證現時為價外，及將於二零零三年十二月三十一日後屆滿。因此，以0.001港元提出收購每份中策認股權證。每份中策認股權證之作價0.001港元較：

- 每份中策認股權證於二零零三年六月二十七日（即中策認股權證於暫停買賣前在聯交所最後一個交易日）在聯交所所報之收市價0.01港元折讓90.00%；
- 每份中策認股權證於截至二零零三年六月二十七日（包括該日）止十個連續交易日在聯交所所報之平均收市價0.01港元折讓90.00%。

中策已向中策執行董事陳玲女士發行購股權，根據購股權計劃可以認購價每股中策股份3.145港元認購最多達75,000股中策股份。中策購股權現時為價外。此外，每股中策股份之價格大幅低於中策購股權之行使價，及該等中策購股權為不可出讓及不可轉讓。經計及上述因素後，根據收購守則，滙富證券代表收購人向該名中策購股權持有人提出收購建議，建議其交出中策購股權，藉此以0.001港元註銷每份尚未行使之中策購股權。於本公佈日期，75,000份中策購股權之持有人已向收購人承諾，其將於收購建議公開供接納期間不會行使中策購股權。

假設全面接納收購建議，收購人應支付之現金代價，將約為58,900,000港元，以收購價每股中策股份0.1港元、每份中策認股權證0.001港元及每份中策購股權0.001港元計，其中分別約58,800,000港元、117,630港元及75港元將分別用作收購中策股份、中策認股權證及中策購股權。

滙富融資已獲收購人委任就收購建議給予意見，及滙富融資信納收購人可從滙富證券批予收購人之貸款融資額60,000,000港元，獲得充裕財務資源，令收購人可支付全面接納收購建議。根據收購人與滙富證券訂立之貸款及抵押協議，收購人同意抵押收購人實益擁有之241,320,000股中策股份予滙富證券，作為滙富證券授予收購人之貸款融資之保證。

3. 有關德祥企業、錦興、保華德祥及中策之資料

於本公佈日期，收購人及與彼等一致行動人士合共擁有242,010,000股中策股份，佔中策現有已發行股本約29.18%之權益總額。

於本公佈日期，中策亦有尚未行使中策認股權證，附帶可認購165,893,682股中策股份之權利，認購價為每股中策股份0.16港元。各收購人分別持有24,132,000份中策認股權證，合共佔尚未行使中策認股權證約29.10%。

由於收購人，即Calisan Developments Limited及威倫有限公司分別為保華德祥及錦興之間接全資附屬公司，故收購建議可能構成錦興及保華德祥之可能須予披露交易。由於德祥企業擁有保華德祥之64.46%權益，故收購建議亦可能構成德祥企業之可能須予披露交易。載有（其中包括）收購建議詳情之通函，將盡快寄發予德祥企業、錦興及保華德祥之股東。

有關德祥企業之資料

德祥企業為一家投資控股公司，並直接及間接在多家上市公司持有策略性投資，除保華德祥及中策外，亦於錦興、Burcon NutraScience Corporation、東方魅力集團有限公司、流動廣告有限公司、Downer EDI Limited、叔達永安旅遊（控股）有限公司、珀麗酒店集團有限公司、China Enterprises Limited及MRI Holdings Limited中擁有權益。除透過保華德祥經營之該等業務外，德祥企業集團之主要業務包括投資及物業持有、提供融資，以及買賣建築材料和機器。

有關保華德祥之資料

Calisan Developments Limited為於一九九一年五月二日在英屬處女群島註冊成立之有限公司，及為一家投資控股公司，於本公佈日期直接持有120,660,000股中策股份（佔中策已發行股本之14.55%）及24,132,000份中策認股權證（佔全部尚未行使中策認股權證之14.55%）。每股中策股份認購價為0.16港元，於Calisan Developments Limited全面轉換中策認股權證時，將須發行24,132,000股新中策股份，相當於現有已發行中策股份總數之2.91%，及相當於經發行該等新中策股份擴大後之已發行中策股份總數約2.83%。Calisan Developments Limited為保華德祥之間接全資附屬公司。

保華德祥集團之主要業務包括建築、土木工程、專項工程、物業發展及投資，以及製造及買賣建築材料，其業務主要集中於香港和中國。德祥企業實益擁有保華德祥約64.46%權益。

有關錦興之資料
威倫有限公司為
中策已發行股本
司全面轉換中策
之已發行中策股
錦興集團之主要
有關中策之資料
中策為一家投資
於本公佈日期，
事馬素徽女士及
股本約0.005%）
鑒於陳國強博士
除上文所披露者
中策購股權。
除透過錦興及保
於本公佈日期，
渠持有中策股份
以下為摘錄自中

稅前虧損
稅項

未計少數股東有
少數股東權益

中策股東應佔

有形資產淨值

下圖概列緊接
收購建議前

附註：

1. 於本公佈
股份（佔
股本約下
2. 於本公佈
中策已發

全面接納收購

，惟該等收購之作價不得超過每股中策股份0.10港元。

該項交易。一份載有（其中包括）收購建議詳情之通函，將盡快寄發予德祥企業、錦興及保華德祥之股東。

一致行動人士合共持有附帶投票權之中策股份超過50%後，方可作實。

源，使收購人可支付全面接納收購建議。

東及中策認股權證持有人於接獲獨立董事委員會之意見前，不應採取有關收購建議之任何行動。

合公佈。上述公司已向聯交所申請由二零零三年七月九日上午九時三十分起，恢復該等證券在聯交所買賣。

有關錦興之資料

威倫有限公司為於二零零零年八月二十一日在香港註冊成立之有限公司，及為一家投資控股公司。於本公佈日期直接持有120,660,000股中策股份（佔中策已發行股本之14.55%）及24,132,000份中策認股權證（佔全部尚未行使中策認股權證之14.55%）。每股中策股份認購價為0.16港元，於威倫有限公司全面轉換中策認股權證時，將須發行24,132,000股新中策股份，相當於現有已發行中策股份總數之2.91%，及相當於經發行該等新中策股份擴大後之已發行中策股份總數約2.83%。威倫有限公司為錦興之間接全資附屬公司。

錦興集團之主要業務包括買賣電腦相關產品及消費電子產品，亦從事買賣證券及投資資訊科技業務。德祥企業實益擁有錦興約28.26%權益。

有關中策之資料

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。

於本公佈日期，陳國強博士間接持有德祥企業已發行普通股股本約34.82%，彼並直接持有保華德祥已發行股本約1.06%。此外，錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之關連人士分別持有650,000股中策股份（佔中策已發行股本約0.08%）及40,000股中策股份（佔中策已發行股本約0.005%）。

鑒於陳國強博士為德祥企業之控股股東，彼被視為於由保華德祥集團持有之120,660,000股中策股份及24,132,000份中策認股權證中擁有權益。

除上文所披露者外，陳國強博士及德祥企業、錦興及保華德祥之其他董事及彼等各自之一致行動人士並無持有任何中策股份、中策認股權證及／或中策購股權。

除透過錦興及保華德祥於中策持有之權益外，德祥企業並無於中策持有任何直接及／或間接權益。

於本公佈日期，收購人及與其一致行動人士持有中策已發行股本約29.18%。假設收購建議完成時獲全面接納及於收購人減持於中策之權益以維持公眾持有中策股份不少於25%前，收購人及與其一致行動人士將持有中策已發行股本100%。

以下為摘錄自中策截至二零零二年十二月三十一日止兩個財政年度之經審核綜合財務報表之中策財務資料：

	二零零二年 千港元	二零零一年 千港元
稅前虧損	(695,566)	(1,001,147)
稅項	(18,041)	(5,982)
未計少數股東權益之虧損	(713,607)	(1,007,129)
少數股東權益	236,500	408,399
中策股東應佔日常業務虧損淨額	(477,107)	(598,730)
有形資產淨值	1,728,935	2,167,946

下圖僅列緊接收購建議前及全面接納收購建議後，中策之股權架構圖：

收購建議前



附註：

1. 於本公佈日期，德祥企業及陳國強博士分別間接及直接持有保華德祥之已發行股本64.46%及1.06%。德祥企業、錦興及保華德祥之董事張偉傑先生持有保華德祥400股股份（佔保華德祥已發行股本0.00004%），及保華德祥董事鄧文華先生持有保華德祥6,445股股份（佔保華德祥已發行股本0.0006%）。除上文所述者外，保華德祥已發行股本餘下之34.48%由公眾投資者持有。

2. 於本公佈日期，錦興及保華德祥分別間接持有中策已發行股本之14.55%及14.55%。此外，錦興之一致行動人士持有690,000股中策股份，佔中策已發行股本約0.08%。中策已發行股本餘下之70.82%由公眾投資者持有，其中7.98%之中策已發行股本由中策之前主席兼前董事黃鴻年先生持有。

全面接納收購建議後但於收購人減持於中策之權益前：



於全面收購收購建議及收購人減持於中策之權益後：



4. 收購建議之條件

收購建議須待收購人已接獲中策股份附帶之投票權，連同於收購建議前或期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與其一致行動人士合共持有附帶投票權之中策股份超過50%後，方可作實。

5. 進行收購建議之原因

由於中策股份流通量偏低，收購建議讓中策股東及中策認股權證持有人，有機會按高於公佈前日期之現行市價變現於中策之投資，而不受倘彼等尋求透過市場變現可能適用之限制所規限。此外，於截至二零零三年六月二十七日止六個月期間，中策股份之平均每日成交量非常稀疏。倘任何中策股東欲在公開市場出售其於中策之投資，此舉很可能令中策股份之價格大受壓力而下調。

倘收購人透過在市場購買或透過接納股份收購建議而成功收購中策股份，收購人將可透過改善彼等應佔中策資產淨值，提升彼等於中策之投資，以及減低彼等於中策之平均投資成本。

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目。收購人認為收購建議可鞏固其與中策之聯繫，以及提升其在中國之形象。目前，由於錦興及保華德祥各自持有中策少於20%權益，故彼等概無於各自之財務報表中將中策列作聯營公司。於成功完成收購建議後，收購人將可確認中策為錦興及保華德祥集團之聯營公司，因此將可提升收購人之價值。

6. 收購人之意向

收購建議本身將不會導致中策或其任何附屬公司或受中策控制之任何聯營公司之董事會、管理層、業務或持續聘用中策僱員(包括董事)出現任何變動。

於收購建議完成後，收購人擬繼續中策之現有業務；收購人現時無意重新調配中策之固定資產。此外，收購人亦無意於緊隨收購建議完成後即時向中策注入任何資產或業務。

於收購建議期間將由滙富証券代表收購人收購之中策股份及中策認股權證，將以相等比例分派予收購人。為確保於收購建議後中策股份及中策認股權證不少於25%將由公眾人士持有，收購人將盡快減持彼等於中策之權益。於收購建議及減持後，中策將成為錦興及保華德祥之聯營公司。

根據收購守則第2.4條，倘收購人之董事面對利益衝突，將須就提出收購建議是否符合收購人股東之利益取得充份獨立意見。該等意見必須於公佈收購建議前取得。然而，在若干情況下，如收購守則第2.4條附註3所載，若只主要由於收購人及被收購人之董事身兼兩方之董事而引致之利益衝突，則收購守則第2.4條並不適用。

收購人將不會行使強制收購權力。收購人現擬於收購建議完成後維持中策於聯交所之上市地位。收購人及中策已向聯交所承諾，於收購建議完成後將會盡快採取適當步驟，以確保公眾人士持有不少於25%中策股份及中策認股權證。倘收購建議完成時中策股份及中策認股權證少於25%由公眾人士持有，收購人之董事現擬採取適當步驟，可能包括於收購建議完成後一個月內，減持及將彼等於中策之權益配售予獨立第三者。

聯交所已表明，將會密切監察中策股份及中策認股權證在聯交所買賣之情況。倘聯交所相信：

- 中策股份及中策認股權證存在或可能存在虛假市場；或
- 公眾人士持有之中策股份及中策認股權證數量太少，不足以維持有秩序之市場，則其將行使酌情權，暫停中策股份及中策認股權證之買賣。

就此而言，須注意倘於收購建議完成後，中策股份及中策認股權證之公眾持股量不足，中策股份及中策認股權證可能暫停買賣，直至達到足夠之公眾持股量為止。

只要中策仍維持上市公司地位，聯交所將會密切監察中策日後所有收購或出售資產。中策及其附屬公司進行任何收購或出售資產，將須受上市規則之條文規限。根據上市規則，聯交所可酌情要求中策就中策之建議收購及出售資產向中策股東刊發通函及發表公佈，不論建議收購或出售資產之規模大小，尤其是倘中策建議收購及出售資產，導致中策偏離主要業務。聯交所有權根據上市規則，將中策之一系列收購及出售資產彙集處理，而此舉可能導致中策被視為一名新上市申請人，並須受上市規則對新上市申請人之規定所限制。

7. 一般資料

載有(其中包括)收購建議之詳情及條款、有關中策之財務資料、獨立董事委員會就收購建議給予之建議及獨立財務顧問就收購建議提供之意見之綜合收購建議文件，連同接納及過戶表格，將根據收購守則寄發予全體中策股東、中策認股權證持有人及中策購股權持有人。

估計綜合收購建議文件將由本公佈日期起計21日內(或執行理事可能同意之較後日期)寄發。收購人及中策將會於適當時候根據收購守則及上市規則作出進一步公佈。

根據收購守則第2.1條，接獲收購建議之董事會須聘請獨立財務顧問，就收購建議是否公平合理向董事會提出意見，董事會亦須成立獨立董事委員會，代為履行董事會有關收購建議之責任。中策將於適當時候成立獨立董事委員會，而獨立董事委員會將就是否接納收購建議向中策股東、中策認股權證持有人及／或中策購股權持有人提供建議，第一上海已獲委任為獨立財務顧問，就收購建議是否公平合理向獨立董事委員會提供意見。

收購人或與收購人一致行動人士概無於本公佈日期前六個月內，買賣任何中策股份或中策認股權證或中策其他證券。

鑒於收購建議須視乎一項條件而定，且不一定成為無條件，故投資者於買賣德祥企業、錦興、保華德祥及中策之證券時，務須審慎。建議中策股東及中策認股權證持有人於接獲獨立董事委員會之意見前，不應採取有關收購建議之行動。

8. 暫停買賣

應德祥企業、錦興、保華德祥及中策之董事要求，該等公司之證券已由二零零三年六月三十日上午九時三十分起在聯交所暫停買賣，以待刊發本聯合公佈。上述公司已向聯交所申請由二零零三年七月九日上午九時三十分起，恢復該等證券在聯交所買賣。

9. 釋義

「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「中策購股權」	指	中策根據一九九二年七月二十日採納之購股權計劃所授出之購股權
「中策股份」	指	中策股本中每股面值0.10港元之股份

應德祥企業、錦興、保華德祥聯合公佈。上述公司已向聯交所申請，其證券已由二零零三年六月三十日上午九時三十分起在聯交所暫停買賣，以待刊發本公佈，並已申請由二零零三年七月八日上午九時三十分起，恢復該等證券在聯交所買賣。

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9. 釋義

「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「中策購股權」	指	中策根據一九九二年七月二十日採納之購股權計劃所授出之購股權
「中策股份」	指	中策股本中每股面值0.10港元之股份
「中策股東」	指	中策股份之持有人
「中策認股權證」	指	中策之認股權證，附帶權利可由二零零二年八月二十九日起至二零零三年十二月三十一日止（包括該日），隨時以認購價每股中策股份0.16港元，認購165,893,682股中策股份
「中策認股權證持有人」	指	中策認股權證之持有人
「綜合收購建議文件」	指	載有（其中包括）收購建議之詳情及條款、有關中策之財務資料、獨立董事委員會就收購建議給予之建議及獨立財務顧問就收購建議提供之意見之綜合收購建議文件，連同接納及過戶表格，將根據收購守則寄發予全體中策股東、中策認股權證持有人及中策購股權持有人
「董事」	指	中策之董事，包括獨立非執行董事
「執行理事」	指	證監會企業融資部之執行理事或執行理事所指派之任何人士
「第一上海」	指	第一上海融資有限公司，證券及期貨條例項下之被視為持牌法團，可從事第6類（就機構融資提供意見）之受規管活動，就收購建議擔任獨立董事委員會之獨立財務顧問
「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	將成立由獨立非執行董事組成之獨立董事委員會，就收購建議提供意見
「獨立第三者」	指	與德祥企業、錦興、保華德祥、中策或其任何附屬公司之董事、行政人員或主要股東或彼等之任何聯繫人（定義見上市規則）概無關連，以及並非彼等之一致行動人士
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「滙富融資」	指	滙富融資有限公司，滙富証券之同集團附屬公司，及證券及期貨條例項下之被視為持牌法團，可從事第4類（就證券提供意見）、第6類（就機構融資提供意見）及第9類（提供資產管理）之受規管活動，就收購建議擔任收購人之財務顧問
「滙富証券」	指	滙富証券有限公司，滙富融資之同集團附屬公司，及證券及期貨條例項下之被視為持牌法團，可從事第1類（證券交易）、第4類（就證券提供意見）、第6類（就機構融資提供意見）、第7類（提供自動化交易服務）及第9類（提供資產管理）之受規管活動
「上市規則」	指	聯交所證券上市規則
「收購建議」	指	滙富証券代表收購人提出之自願有條件現金收購建議，以收購所有已發行中策股份及尚未行使中策認股權證（收購人及彼等之一致行動人士現時擁有之中策股份及中策認股權證除外），及註銷所有尚未行使中策購股權
「收購人」	指	Calisan Developments Limited及威倫有限公司，分別為保華德祥及錦興之間接全資附屬公司
「一致行動人士」	指	具有收購守則所賦予之相同定義
「保華德祥」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「中國」	指	中華人民共和國，就本公佈而言，不包括香港及中華人民共和國澳門特別行政區
「公佈前日期」	指	二零零三年六月二十七日（即緊接本公佈日期前，中策股份於聯交所之最後買賣日期）
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份收購建議」	指	根據綜合收購建議文件之條款及在其條件規限下，滙富証券代表收購人提出之自願有條件現金收購建議，按每股中策股份0.1港元收購所有已發行中策股份（收購人及與其一致行動人士擁有之已發行中策股份除外）
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「認股權證收購建議」	指	根據綜合收購建議文件之條款及在其條件規限下，滙富証券代表收購人提出之自願有條件現金收購建議，按每份中策認股權證0.001港元收購所有尚未行使中策認股權證（收購人及與其一致行動人士擁有之尚未行使中策認股權證除外）
「港元」	指	港元
「%」	指	百分比

承董事會命
德祥企業集團有限公司
董事總經理
周美華

承董事會命
中策集團有限公司
主席
陳國強博士

承董事會命
錦興集團有限公司
副董事總經理
呂兆泉

承董事會命
保華德祥建築集團有限公司
執行董事
周美華

香港，二零零三年七月八日

德祥企業董事願就本公佈所載資料（有關錦興、保華德祥及中策之資料除外）之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本公佈所表達之意見（有關錦興、保華德祥及中策之意見除外）乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

錦興董事願就本公佈所載資料（有關德祥企業、保華德祥及中策之資料除外）之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本公佈所表達之意見（有關德祥企業、保華德祥及中策之意見除外）乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。

保華德祥董事願就本公佈所載資料（有關德祥企業、錦興及中策之資料除外）之準確性共同及個別承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本公佈所表達之意見（有關德祥企業、錦興及中策之意見除外）乃經審慎周詳之考慮後作出，而本公佈亦無遺漏其他事實，以致本公佈所載內容有所誤導。